    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 1996


                                                   REGISTRATION NUMBER 333-04593
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 5


                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                        DAILEY PETROLEUM SERVICES CORP.
             (Exact name of registrant as specified in its charter)

          DELAWARE                          1389                         76-0503351
(State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
              of                Classification Code Number)         Identification No.)
      incorporation or
       organization)

                               2507 NORTH FRAZIER
                                 P.O. BOX 1863
                              CONROE, TEXAS 77305
                                 (713) 350-3399

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               WILLIAM D. SUTTON
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                     DAILEY PETROLEUM SERVICES CORPORATION
                               2507 NORTH FRAZIER
                                 P.O. BOX 1863
                              CONROE, TEXAS 77305
                                 (713) 350-3399

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

             ROBERT F. GRAY, JR.                             NICK D. NICHOLAS
         FULBRIGHT & JAWORSKI L.L.P.                     PORTER & HEDGES, L.L.P.
          1301 MCKINNEY, SUITE 5100                     700 LOUISIANA, 35TH FLOOR
          HOUSTON, TEXAS 77010-3095                     HOUSTON, TEXAS 77002-2764
                (713) 651-5151                                (713) 226-0600

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. /
/ ______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / / ______

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        DAILEY PETROLEUM SERVICES CORP.

                             ---------------------

                             CROSS-REFERENCE SHEET
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)

                             ---------------------

               FORM S-1 ITEM AND CAPTION                 LOCATION OR PROSPECTUS CAPTION
      -------------------------------------------  -------------------------------------------
 1.   Forepart of the Registration Statement and
         Outside Front Cover Page of
         Prospectus..............................  Facing page of Registration Statement;
                                                   Cross Reference Sheet; Outside Front Cover
                                                      Page of Prospectus

 2.   Inside Front and Outside Back Cover Pages
         of Prospectus...........................  Inside Front Cover and Outside Back Cover
                                                      Pages of Prospectus

 3.   Summary Information, Risk Factors..........  Prospectus Summary; The Company; Risk
                                                      Factors

 4.   Use of Proceeds............................  Use of Proceeds; Management's Discussion
                                                   and Analysis of Financial Condition and
                                                      Results of Operations

 5.   Determination of Offering Price............  Underwriting

 6.   Dilution...................................  Risk Factors; Dilution

 7.   Selling Security Holders...................  *

 8.   Plan of Distribution.......................  Outside Front Cover Page of Prospectus;
                                                      Underwriting

 9.   Description of Securities to Be
         Registered..............................  The Offering; Description of Capital Stock

10.   Interests of Named Experts and Counsel.....  Experts; Legal Matters

11.   Information with Respect to the
         Registrant..............................  Outside Front Cover Page of Prospectus;
                                                      Prospectus Summary; Risk Factors; The
                                                      Company; Use of Proceeds; Dividend
                                                      Policy; Capitalization; Selected
                                                      Consolidated Financial Data;
                                                      Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations; Business and Properties;
                                                      Management; Certain Relationships and
                                                      Related Transactions; Security Ownership
                                                      of Management and Principal Stockholder;
                                                      Description of Capital Stock; Shares
                                                      Eligible for Future Sale; Consolidated
                                                      Financial Statements

12.   Disclosure of Commission Position on
         Indemnification for Securities
         Act Liabilities.........................  *

- ---------------

* Item is omitted either because it is inapplicable or the answer thereto is negative.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 14, 1996


PROSPECTUS


                                       3,200,000 SHARES
                               DAILEY PETROLEUM SERVICES CORP.
                                     CLASS A COMMON STOCK


                             ---------------------

     All of the shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), offered hereby (the "Offering") are being sold by Dailey Petroleum Services Corp. ("Dailey" or the "Company"). Prior to the Offering, there has been no public market for the Class A Common Stock. The Class A Common Stock has been approved for listing on the Nasdaq National Market under the symbol "DALY", subject to official notice of issuance. It is currently anticipated that the initial public offering price will be between $7 and $9 per share. See "Underwriting" for factors to be considered in determining the initial public offering price.


     The Company's authorized capital stock includes Class A Common Stock and Class B Common Stock, par value $.01 per share ("Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"). The Class A Common Stock is substantially identical to the Class B Common Stock, except with respect to voting rights. The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to seven votes per share. See "Description of Capital Stock".
                             ---------------------
       SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN
           FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC             DISCOUNT(1)          COMPANY(2)
                                  ---------------------------------------------------------------
Per Share.........................           $                   $                    $
Total (3).........................           $                   $                    $

- ---------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting".

(2) Before deducting expenses payable by the Company, estimated to be $750,000.


(3) The Company has granted the several Underwriters a 30-day option to purchase up to an aggregate of 480,000 additional shares of Class A Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting".

                             ---------------------
     The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale when, as and if issued to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or part. It is expected that delivery of the shares of Class A Common Stock will be
made against payment therefor in New York, New York on or about             ,
1996.
                             ---------------------
JEFFERIES & COMPANY, INC.  SOUTHCOAST CAPITAL
                                                             CORPORATION

            , 1996

                                  [GRAPHIC]

     The graphics on page two of the Prospectus are contained in a two page fold-out. Page one of the fold-out, which is seen when first opening the Prospectus, contains at the bottom the stabilization and other language set forth below. Page one also contains a copy of the Company's logo as well as the following pictures: (i) drilling jars; (ii) a drilling rig; (iii) an MWD monitoring unit; and (iv) two MWD technicians. Page two of the foldout contains a world map and lists by geographic region the Company's offices and international agents. Page two also contains pictures of the Conroe repair building, an offshore drilling platform, drilling jars and a MWD sensor unit and technician. The back drop of each page is colored in "Dailey Blue."

     Prior to the Offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements reported on by independent public accountants following the end of each fiscal year and such interim reports as it may determine to be necessary or desirable.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. References in this Prospectus to the "Company" or "Dailey" shall mean Dailey Petroleum Services Corp., its predecessors and its and their subsidiaries, unless the context otherwise requires. Unless otherwise noted herein, the information contained in this Prospectus gives effect to the Reorganization and assumes the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

     Dailey Petroleum Services Corp. provides directional drilling services and designs, manufactures and rents technologically-advanced downhole tools for oil and gas drilling and workover applications. Founded in 1945 as a fishing tool company, Dailey began offering directional drilling services in 1984 and currently provides such services in the Gulf of Mexico, the United States Gulf Coast region, and most recently, Venezuela and the Austin Chalk formation in Texas and Louisiana. The Company's directional drilling services include computer-aided planning of optimum well path and drilling procedures, on-site supervision, measurement-while-drilling ("MWD") services and sourcing and supply of MWD equipment and related drilling tools.

     The Company offers an array of downhole tools, which it selectively markets in every major oil and gas exploration and production region in the world. Dailey introduced its first drilling jar to the oil and gas industry in 1965 and currently is the leading supplier of drilling jars to the rental tool market worldwide. In addition to drilling jars, the Company's other downhole tools include hydraulic fishing jars, coiled tubing jars, MWD equipment, downhole drilling motors, thrusters for directional drilling and drilling shock absorbers. The Company manufactures certain of its tools, purchases others, and rents others from third-parties.

     Recent advances in directional drilling technologies combined with advances in the identification and location of oil and gas reserves have made many marginal or otherwise uneconomical reservoirs economically feasible to produce. In many oilfield applications, directional drilling techniques, which include directional and horizontal drilling, extended-reach drilling and short-radius drilling, offer significant economic advantages over conventional drilling, such as reduced drilling time and expense, accelerated production rates and enhanced reservoir recovery. The Company offers drilling services for directional and horizontal applications and offers its downhole tools for all advanced drilling techniques. The Company believes its products and services improve drilling efficiency, reduce the risk that expensive drilling components will be lost downhole and enhance overall exploration and development economics.

     Dailey traditionally has marketed its downhole tools directly to the end-user through its direct sales force and agents, rather than rely on third-party distribution of its products and subcontracting of its services. The Company believes this strategy has resulted in higher profit margins and intends to continue this marketing strategy. In addition, this direct interaction with the end-user assists the Company in identifying demand for new and improved products and better enables it to design and develop such products in a timely manner.

     The Company also believes that its reputation for quality and reliability has resulted in worldwide industry recognition of the Dailey(R) name. Furthermore, the proprietary designs of many of the Company's principal products, its ability to attract and retain highly-qualified and experienced personnel, and its ability to design, develop and market new and complementary products and services are believed by the Company to be important competitive advantages.

                               BUSINESS STRATEGY

     The Company's strategy is to broaden the scope of the premium downhole tools and services it provides to the oil and gas industry. The Company believes this strategy is responsive to its customers' preferences to purchase as broad a range of products and services as possible from a single provider and that the ability to offer related services enhances the Company's marketing of its downhole tools. The Company intends to implement this strategy by (i) expanding its directional drilling services and related product offerings, (ii) introducing new products and services through technological innovation and (iii) acquiring complementary businesses and assets.

     Expand Directional Drilling Services and Related Product Offerings. The Company's immediate strategy is to implement a significant expansion of its directional drilling business, both in the geographic scope and in types of drilling services it offers. Directional drilling services are becoming increasingly important to the Company's business because a growing percentage of the Company's downhole tools are rented in connection with providing such services.

     Introduce New Products and Services through Technological Innovation. The Company believes that its emphasis on distribution of its downhole tools directly to its customers has enhanced its ability to identify, design, develop and market to these customers new products and improved products that are responsive to its customers' needs. Dailey will continue to emphasize direct interaction with its customers as a method of identifying new product opportunities to keep pace with changing drilling technology trends and as a means of refining its existing downhole tools, which the Company believes will protect and expand its reputation for quality downhole tools and directional drilling services.

     Acquire Complementary Businesses and Assets. The Company is actively seeking strategic acquisitions that will provide additional and complementary products and services. The Company believes that acquisition candidates are available that will allow Dailey to increase market share for its downhole tools in existing markets, add new and complementary products and services and expand marketing and distribution channels for its downhole tools and directional drilling services. The directional drilling services industry recently has experienced consolidation in response to increased demand for companies offering a broad range of advanced drilling tools and services. The Company believes that this trend will continue and will present opportunities for Dailey to increase the breadth and geographic scope of its directional drilling services through strategic acquisitions. In addition, the Company believes that it can expand the scope of the products and services it offers through the purchase or manufacture of complementary tools and technology and by hiring experienced service personnel.

                                  THE OFFERING


Class A Common Stock.............................  3,200,000 shares
Common Stock outstanding after the Offering:
  Class A Common Stock(1)(2).....................  3,560,000 shares
  Class B Common Stock(2)........................  5,000,000 shares
Use of Proceeds..................................  Of the net proceeds from the Offering, the
                                                   Company intends to use approximately $15.0
                                                   million for capital expenditures for
                                                   downhole tools; approximately $1.5 million
                                                   for repayment of indebtedness to Lawrence;
                                                   approximately $5.1 million for repayment
                                                   of indebtedness to a subsidiary of
                                                   Lawrence; and the balance for working
                                                   capital and other general corporate
                                                   purposes. See "Use of Proceeds".
Nasdaq National Market Symbol....................  DALY


- ---------------

(1) Includes 360,000 shares to be issued contemporaneously with the Offering as restricted stock awards to certain key employees pursuant to the Company's 1996 Key Employee Stock Plan, but excludes 540,000 additional shares reserved for issuance under such plan. Also excludes 100,000 shares reserved for issuance under the Company's 1996 Non-Employee Director Stock Plan. See "Management -- 1996 Key Employee Stock Plan" and "Management -- 1996 Non-Employee Director Stock Plan".

(2) Class A Common Stock is substantially identical to Class B Common Stock except with respect to voting rights. Each share of Class A Common Stock entitles the holder thereof to one vote per share, and each share of Class B Common Stock entitles the holder thereof to seven votes per share in all matters submitted to the stockholders for a vote. In addition, shares of Class B Common Stock may be converted into an equal number of shares of Class A Common Stock at any time upon election of the holder thereof. Shares of Class B Common Stock convert automatically into an equal number of shares of Class A Common Stock in the event such shares of Class B Common Stock are transferred to a person or entity that is not a member of the Lawrence Group (as defined in the Company's Restated Certificate of Incorporation). See "Risk Factors -- Special Voting Rights of Class B Common Stock; Relationship with Lawrence", "Certain Relationships and Related Transactions" and "Description of Capital Stock -- Class A and B Common Stock".

                             PRINCIPAL STOCKHOLDER


     Prior to the Offering, the Company was owned by a wholly-owned subsidiary of Lawrence Industries, Inc. References in this Prospectus to "Lawrence" shall mean Lawrence Industries, Inc. and its subsidiaries, other than the Company. Following the Offering, Lawrence will own 100% of the Company's outstanding Class B Common Stock, which will represent 58% of the total outstanding Common Stock (55% if the Underwriters' over-allotment option is exercised in full) and 91% of the total voting power of the Company's outstanding Common Stock (90% if the Underwriters' over-allotment option is exercised in full) and thus will be able to elect the Company's directors and control its management. Historically, the Company financed certain of its working capital requirements through periodic advances, and a $3.3 million long-term note payable (the "Lawrence Note") relating to advances prior to fiscal 1994, from Lawrence. During the past three fiscal years, however, the Company has internally financed its working capital requirements and has paid to (received from) Lawrence net amounts of approximately $(52,000), $711,000 and $538,000 during fiscal 1994, 1995 and
1996, respectively. The Company also has made principal and interest payments on the Lawrence Note, the outstanding balance of which will be repaid utilizing proceeds from the Offering, totalling $306,000, $880,000 and $842,000 during fiscal 1994, 1995 and 1996, respectively. The Company does not expect Lawrence to be a source of working capital in the future. On June 27, 1996, the Company declared and paid to a subsidiary of Lawrence a dividend in the form of a $10.0 million promissory note (the "Dividend Note"). On August 13, 1996, $5.0 million of the outstanding principal of the Dividend Note was contributed to the capital of the Company by this subsidiary. See "Risk Factors", "The Company", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Certain Relationships and Related Transactions".

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for each of the fiscal years in the five-year period ended April 30, 1996, have been derived from audited consolidated financial statements of the Company. The Consolidated Statement of Operations Data for the years ended April 30, 1994, 1995 and 1996, and the Consolidated Balance Sheet Data as of April 30, 1996, are derived from the Company's audited consolidated financial statements appearing elsewhere in this Prospectus. This information should be read in conjunction with "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the notes thereto, included elsewhere in this Prospectus.


                                                                          FISCAL YEAR ENDED APRIL 30,
                                                    -----------------------------------------------------------------------
                                                       1992           1993           1994           1995           1996
                                                    ----------     ----------     ----------     ----------     -----------
                                                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Rental income...................................  $   30,591     $   28,746     $   32,393     $   36,691     $   42,987
  Sales of products and services..................      11,180          8,742         11,422         12,172         15,952
                                                    ----------     ----------     ----------     ----------     ----------
    Total revenues................................      41,771         37,488         43,815         48,863         58,939
Cost of rentals and services:
  Cost of rentals.................................      26,268         25,078         27,384         29,685         33,019
  Cost of products and services...................       5,116          4,003          5,124          6,889          7,927
                                                    ----------     ----------     ----------     ----------     ----------
    Total cost of rentals and services............      31,384         29,081         32,508         36,574         40,946
Selling, general and administrative expenses......       7,422          6,783          7,085          9,607         12,083
Research and development expenses.................       1,224          1,262            736            775            728
                                                    ----------     ----------     ----------     ----------     ----------
Operating income..................................       1,741            362          3,486          1,907          5,182
Interest expense, net.............................          29            285            513          1,001            863
Other (income) expense, net.......................          78           (435)          (225)           190             39
Foreign exchange (gain) loss......................         111            228            122            (90)           239
                                                    ----------     ----------     ----------     ----------     ----------
Income before income taxes and extraordinary
  item............................................       1,523            284          3,076            806          4,041
Income tax expense................................       1,101            898          1,075            838          1,427
Extraordinary income(1)...........................       1,535             --             --             --             --
                                                    ----------     ----------     ----------     ----------     ----------
Net income (loss).................................  $    1,957     $     (614)    $    2,001     $      (32)    $    2,614
                                                    ==========     ==========     ==========     ==========     ==========
Earnings (loss) per share(2)......................  $      .37     $     (.11)    $      .37     $     (.01)    $       --
Pro forma earnings per share(3)...................          --             --             --             --     $      .40
Average common and common equivalent shares
  outstanding(3)..................................   5,360,000      5,360,000      5,360,000      5,360,000      6,610,000
OTHER DATA:
Depreciation and amortization.....................  $    3,600     $    4,114     $    4,323     $    5,428     $    5,726



                                                                                                  AS OF APRIL 30, 1996
                                                                                               --------------------------
                                                                                               ACTUAL      AS ADJUSTED(4)
                                                                                               -------     --------------
                                                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Total assets..............................................................................     $55,878        $ 72,176
Working capital...........................................................................       7,477          24,435
Long-term debt, less current portion and long-term debt payable to affiliate..............       6,866           6,866
Long-term debt payable to affiliate, less current portion.................................       1,100              --
Stockholders' equity......................................................................      35,641          53,699


- ---------------

(1) Relates to proceeds received by the Company in settlement of a lawsuit.

(2) Adjusted to give effect to the Reorganization. See "The
    Company -- Reorganization; Relationship with Lawrence".


(3) The average number of shares outstanding at April 30, 1992 through 1996 have been adjusted to give pro forma effect to the Reorganization and the issuance of an aggregate of 360,000 restricted shares of Class A Common Stock to Messrs. Farr, Sutton and Tighe contemporaneously with the Offering. The average number of shares outstanding at April 30, 1996, also gives pro forma effect to the number of shares whose proceeds were deemed to be used for financial statement purposes to repay the original principal amount of the Dividend Note. See "The Company", "Dividend Policy" and "Management -- 1996 Key Employee Stock Plan".



(4) As adjusted to give effect to the sale of 3,200,000 shares of Class A Common Stock offered hereby at an assumed offering price of $8.00 per share and the application of a portion of the net proceeds therefrom to repay the Lawrence Note and the outstanding balance of the Dividend Note, as described under "Use of Proceeds".

                                  RISK FACTORS

     Prospective Purchasers of the Class A Common Stock offered hereby should consider carefully the following factors as well as the other information provided elsewhere in this Prospectus before deciding to invest in the Class A Common Stock offered hereby.

DEPENDENCE ON VOLATILE OIL AND GAS INDUSTRY

     Demand for the Company's downhole tools and directional drilling services depends to a large extent upon the level of exploration and production activity in the oil and gas industry and the industry's willingness to spend capital on drilling operations, which in turn depends in part on oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the discovery rate of new oil and gas reserves, domestic and international political, military, regulatory and economic conditions and the ability of oil and gas companies to raise capital. Prices for oil and gas historically have been extremely volatile and have reacted to changes in the supply of and demand for oil and natural gas, domestic and worldwide economic conditions and political instability in oil producing countries. No assurance can be given that current levels of oil and gas activities will be maintained or that demand for the Company's downhole tools and directional drilling services will reflect the level of such activities. Prices for oil and natural gas are expected to continue to be volatile and affect the demand for and pricing of the Company's directional drilling services and downhole tools. A material decline in oil or natural gas prices or activities could materially adversely affect the demand for the Company's directional drilling services and downhole tools and, therefore, the Company's results of operations and financial condition.

COMPETITION

     The markets for the Company's directional drilling services and downhole tools are highly competitive and characterized by continual changes in technology. Many of the Company's existing and potential competitors have substantially greater marketing, distribution, financial and technical resources than the Company. There can be no assurance that the Company's directional drilling services and downhole tool rentals will continue at current volumes or prices if its current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than the Company's products and services. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on the Company's results of operations and financial condition. Furthermore, the competition among directional drilling service companies to employ the most reputable, qualified and experienced directional drilling personnel is intense, especially during times of increased drilling activity. There can be no assurance that the Company will be able to continue to recruit and retain highly-qualified directional drillers. Any difficulty in recruiting or retaining such directional drilling personnel could have a material adverse effect on the Company's results of operations. See "Business and Properties -- Competition".

TECHNOLOGICAL EVOLUTION AND PRODUCT OBSOLESCENCE

     The markets for directional drilling services and specialized downhole drilling and fishing tools used in oil and gas drilling and workover applications are characterized by continual technological developments that have resulted in, and likely will continue to result in, substantial improvements in the scope and quality of directional drilling services and product function and performance. Whether the Company can develop and produce successfully, on a timely basis, new and enhanced downhole tools that embody new technology, meet evolving industry standards and practice, and achieve levels of capability and price that are acceptable to its customers, will be significant factors in determining the Company's ability to compete. There can be no assurance that the Company will not encounter resource constraints or technical or other difficulties that could delay introduction of new products and services in the future. If the Company is unable, for technological or other reasons, to develop and commercialize competitive products in a timely manner in response to changes in the directional drilling industry or rental tool industry or changes in technology, its results of operations and financial condition will be materially and adversely affected. In addition, the Company's continuing development of new products inherently carries the risk of inventory obsolescence with respect to its older products. See "Business and Properties -- Research and Development".

INTELLECTUAL PROPERTY

     Certain features of the Company's downhole tools have been granted United States and foreign patent protection, or have patent applications pending. These patents expire in the United States between 1999 and 2011. In addition, the Dailey trademark is registered in the United States and various foreign countries, and its servicemark is registered in the United States. The loss or abandonment of such trademarks and servicemarks could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company's patents will prove enforceable, that any patents for which the Company has made application will be issued, or that competitors will not develop functionally similar products outside the protection of any patents the Company has or may obtain. Furthermore, after Dailey's patents expire, the Company's competitors could develop products substantially similar to the Company's downhole tools. Litigation resulting in the invalidation of certain of the Company's patents, or a ruling that the Company's products infringe patents held by others, could have a material adverse effect on the Company's results of operations and financial condition. See "Business and Properties -- Intellectual Property".

LIQUIDITY AND WORKING CAPITAL REQUIREMENTS; UNCERTAINTY IN OBTAINING FINANCING

     While the Company's operations have generated positive cash flow in each of the past five years, the Company's future cash flow is subject to a number of variables, including the level of domestic and worldwide oil and gas exploration and development activity, and the Company can provide no assurance that its cash flow from operations, net proceeds of the Offering and its borrowing capacity will be sufficient to fund its anticipated capital expenditures and working capital requirements. During the past several years, the Company has funded its working capital requirements through cash generated from operations, its credit facility and asset sales. Historically, the Company also financed certain of its working capital requirements through periodic advances from Lawrence, and the Lawrence Note relating to advances prior to fiscal 1994. During the past three fiscal years, however, the Company has internally financed its working capital requirements and has paid to (received from) Lawrence, net amounts of approximately $(52,000), $711,000 and $538,000 during fiscal 1994, 1995 and
1996, respectively. The Company also has made principal and interest payments on the Lawrence Note, the outstanding balance of which will be repaid utilizing proceeds from the Offering, totalling $306,000, $880,000 and $842,000 during fiscal 1994, 1995 and 1996, respectively. It is anticipated that Lawrence will no longer be a source of working capital following the Offering. The Company currently has a $3.0 million revolving credit facility, of which approximately $1.3 million was drawn by the Company as of April 30, 1996. The Company may in the future seek financing from third parties in addition to its existing revolving credit facility to fund such expenditures and requirements. However, there can be no assurance that additional financing will be available to the Company on economically acceptable terms. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources".

ACQUISITION STRATEGY


     The Company is actively seeking strategic acquisitions that will provide additional and complementary products and services. Nevertheless, there can be no assurance that attractive acquisitions will be available to the Company at reasonable prices or that any acquisition achieved ultimately will prove to be a successful undertaking by the Company. The Company may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with such acquisitions. Such additional debt service requirements may represent a significant burden on the Company's results of operations and financial condition. The issuance of additional equity or convertible securities could result in significant additional dilution to stockholders and result in significant additional shares available for future resale. There also can be no assurance that the Company will successfully integrate the operations and assets of any acquired business with its own or that the Company's management will be able to manage effectively the increased size of the Company or operate a new line of business. Any inability on the part of the Company to integrate and manage acquired businesses could have a materially adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its success will depend to a significant extent upon the continued services of certain key individuals, particularly J. D. Lawrence, Chairman of the Board, James F. Farr, President and Chief Executive Officer, William D. Sutton, Senior Vice President, General Counsel and Secretary and David T. Tighe, Senior Vice-President -- Finance, Chief Financial Officer and Treasurer. The Company has entered into employment agreements with these individuals. The loss of the services of any of these individuals could have a material adverse effect on the Company. The Company does not maintain key employee insurance. See "Management".

DEPENDENCE ON LIMITED NUMBER OF PRODUCT LINES

     In fiscal 1996, the Company derived approximately 57% of its total revenues from drilling jars and related products. A sustained decrease in demand for these products and services, whether caused by declines in drilling activity, technological innovations or other competitive factors, could adversely affect the Company's operating performance. The Company's future success will depend upon continued demand for its drilling jars, and its ability to enhance its existing products and services, develop additional products and services, and supply its products and services to meet industry demands. See "Business and Properties -- Directional Drilling Services and Related Products" and "Business and Properties -- Rental Products".

OPERATING RISKS AND INSURANCE

     The operations of the Company's customers are subject to hazards inherent in the oil and gas industry, such as fires, explosions, craterings, blowouts and oil spills, which can cause serious personal injury or loss of life, damage to or destruction of property, equipment, the environment and marine life, and suspension of operations. In addition, the Company's customers that are engaged in the drilling and workover business may be subject to claims for loss of oil and gas production and damages to formations. If a catastrophic event were to occur at a location where the Company's products or services are being provided, the Company could be named as a defendant or third-party defendant in lawsuits asserting potentially large claims. The Company maintains insurance coverage that it believes to be customary in the industry against certain of these hazards, however, such insurance provides for substantial deductibles and premium adjustments based on claims experience and excludes coverage for damages resulting from environmental damage and pollution or breach of contract or claims based on alleged fraud or deceptive trade practices. Insurance cannot provide complete protection against casualty losses. There can be no assurance that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable or that insurance will continue to be available on terms as favorable as those of its existing arrangements. A claim or suit against the Company in excess of the coverage limits maintained by the Company or for which the Company is not insured could have a material adverse effect on the Company's financial condition and results of operations. See "Business and Properties -- Operating Risks and Insurance".

VENDOR SUPPLY INTERRUPTION

     The Company assembles all of, and manufactures a portion of the components for, its downhole tools. The manufacturing processes performed by the Company require a ready supply of high-quality, special alloy steel. Consistent with the recent upturn in the demand for steel and other raw materials used in the oil and gas industry, the Company has begun to experience longer lead times for delivery of raw materials, primarily steel, which requires the Company to predict further in advance its needs for such materials. While the Company has not experienced significant supply or quality control problems to date with its various suppliers of steel and other raw materials, any supply or quality control problems could significantly affect the Company's ability to meet production schedules and commitments, which could have a material adverse effect on the Company's results of operations. See "Business and Properties -- Raw Materials".

RELIANCE ON CERTAIN SUPPLIERS

     Most of the Company's downhole tools incorporate certain products or technology supplied in part by third parties. Although the Company is not presently experiencing and does not anticipate any significant supply or quality control problems with its vendors, such problems, if they were to occur, could have a material adverse effect on the Company's ability to meet future production and sales commitments, which could adversely affect the Company's results of operations. In addition, during the past five years, one vendor has been the Company's only supplier of filters used in the Company's hydraulic downhole tools. The Company has not identified alternative suppliers for such filters. To date, the Company has not experienced supply problems with this vendor. However, any difficulty with such supplier combined with any difficulty in finding and utilizing alternative sources for these filters could have a material adverse effect on the Company's results of operations. See "Business and Properties -- Manufacturing".

     The Company purchases all of its MWD units used in connection with its directional drilling services from a single supplier. The Company believes that reliable MWD units are available for third party purchase from only a few vendors worldwide. Although the Company has not experienced significant supply or quality control problems to date with its supplier, there can be no assurance that the Company will be able to purchase reliable, high-quality MWD units from other vendors at competitive prices and terms. Any difficulty in obtaining MWD units from its supplier, as a result of manufacturing delays or other reasons, could have a material adverse effect on the Company's results of operation and financial condition. See "Business and Properties -- Directional Drilling Services and Related Products".

RISK OF INTERNATIONAL OPERATIONS

     The Company's international operations, which accounted for approximately 42% of its total revenues in fiscal 1996, are subject to special risks inherent in doing business outside the United States, including governmental instability, war and other international conflicts, civil and labor disturbances, requirements of local ownership, partial or total expropriation, nationalization, currency devaluation, foreign exchange controls, and foreign laws and policies, each of which may limit the movement of assets or funds or result in the deprivation of contract rights or the taking of property without fair compensation. Collections and recovery of rental tools from international customers and agents may prove more difficult due to the uncertainties of foreign law and judicial procedure. The Company may therefore experience significant difficulty resulting from the political or judicial climate in countries in which it operates. From time to time the United States has passed laws and imposed regulations prohibiting or restricting trade with certain nations. There can be no assurance that future laws and regulations will not limit materially the Company's international business. See "Business and Properties -- International Operations".

FOREIGN EXCHANGE RISK

     Although most of the Company's international revenues are derived from transactions denominated in United States dollars, the Company has and likely will continue to conduct, some business in currencies other than the United States dollar. Accordingly, its profitability has been and will continue to be affected by fluctuations in foreign exchange rates. Foreign currency translation gains and losses during each of fiscal 1994, 1995 and 1996 netted to a $122,000 loss, a $90,000 gain and a $239,000 loss, respectively. The Company believes that revenues from transactions denominated in foreign currencies will increase as a percentage of total revenues due to continued expansion of the Company's international operations, primarily in Venezuela. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Inflation and Foreign Exchange".

CREDIT RISK FROM SALES ARRANGEMENTS

     In various international markets, the Company utilizes independent international agents to market its downhole tools, who in some cases also are responsible for the collection of, and remittance to Dailey of, the accounts receivable from Dailey's customers in these markets. The inability of the Company's international agents to remit accounts receivable on a timely basis, or a significant number of payment defaults by certain of the Company's independent agents, could have a material adverse effect on the Company's results of operations.

SPECIAL VOTING RIGHTS OF CLASS B COMMON STOCK; RELATIONSHIP WITH LAWRENCE


     Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to seven votes, with both classes of Common Stock voting together as a single class. Upon completion of the Offering, Lawrence, which is owned by the Chairman of the Board of the Company and trusts for his family, will beneficially own all of the Class B Common Stock, and will thereby control approximately 91% of the combined voting power of the outstanding Common Stock (90% if the Underwriters' over-allotment option is exercised in full). Accordingly, Lawrence and, indirectly, the Company's Chairman of the Board will be in a position to elect the Company's board of directors and otherwise control the business policies of the Company. The Company and Lawrence have entered into various ongoing contractual arrangements including a Tax Allocation Agreement, Registration Rights Agreement and arrangements governing the leasing by the Company of its executive offices and certain service, storage and other facilities from Lawrence. See "Certain Relationships and Related Transactions" and "Description of Capital
Stock -- Class A and B Common Stock".


ABSENCE OF PRIOR PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE

     Prior to the Offering, there has been no public market for the Class A Common Stock. Although the Class A Common Stock has been approved for listing on the Nasdaq National Market, subject to official notice of issuance, there can be no assurance that an active trading market will develop or continue upon completion of the Offering. The initial public offering price of the Class A Common Stock will be determined by negotiations between the Company and the representatives of the Underwriters (the "Representatives") and may not be indicative of the market price of the Class A Common Stock after the Offering. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting". The market price of the Class A Common Stock could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of the Company's business strategy, general trends in the oil and gas industry, competition, product obsolescence, changes in federal regulations affecting the Company or the oil and gas industry and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of affected companies. Such broad fluctuations could affect adversely the market price of the Class A Common Stock.

POSSIBLE ANTI-TAKEOVER EFFECTS

     The Company's Restated Certificate of Incorporation and Bylaws (the "Bylaws") include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions may have the effect of delaying, deferring or preventing a change in control of the Company whether or not such person chooses to negotiate with the Board of Directors. The provisions include super-majority stockholder approval for certain mergers with, and sales of substantially all of the Company's assets to, third parties, authorized "blank check" preferred stock, a classified Board of Directors and restrictions on removal of directors. In addition, the Restated Certificate of Incorporation provides for two classes of stock, Class A Common Stock, which is entitled to one vote per share, and Class B Common Stock, which is entitled to seven votes per share. The Class B Common Stock converts automatically into an equal number of shares of Class A Common Stock upon the transfer of such shares to a member outside the Lawrence Group. See "Description of Capital Stock".

ADVERSE EFFECT ON MARKET PRICE OF SHARES ELIGIBLE FOR FUTURE SALE


     Immediately following the Offering, there will be outstanding 3,560,000 shares of Class A Common Stock (4,040,000 shares if the Underwriters' over-allotment option is exercised in full), which includes 360,000 shares of restricted stock issued contemporaneously with the Offering to certain executive officers pursuant to the 1996 Key Employee Stock Plan. In addition, an additional 640,000 unissued shares of Class A Common Stock have been reserved for issuance pursuant to the 1996 Key Employee Stock Plan and 1996 Non-Employee Director Stock Option Plan. The Company also will have outstanding 5,000,000 shares of Class B Common Stock, which converts into an equal number of shares of Class A Common Stock at any time at the election of Lawrence and automatically upon the transfer of such shares to any person or entity that is not a member of the Lawrence Group. The 3,200,000 shares of Class A Common Stock offered hereby will be eligible for resale in the public market without restriction under the Securities Act, except to the extent that any such shares are acquired by affiliates of the Company. The shares of Class A Common Stock held by the Company's affiliates and the shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock will be subject to resale in accordance with Rule 144 under the Securities Act. Sales of a substantial number of shares of Class A Common Stock may adversely affect the market price of the Class A Common Stock. The Company, Lawrence and Messrs. Farr, Sutton and Tighe have agreed that they will not, for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representatives, offer for sale, sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock in (i) a public offering or (ii) in a private offering unless, in the case of the Company only,
(A) such private offering shall occur more than 30 days after the date of this Prospectus, (B) the Company will issue shares of its Class A Common Stock in such private offering as full or partial consideration for acquisition by merger or purchase of assets or businesses, and (C) the recipient of such Class A Common Stock shall agree not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of, such Class A Common Stock for the remaining portion of the 180-day period from the date of this Prospectus (except for Common Stock pursuant to the 1996 Key Employee Stock Plan or 1996 Non-Employee Director Stock Plan).


     The Company also is obligated, upon the written request of Lawrence, on up to two separate occasions, to file a registration statement under the Securities Act registering a minimum of 500,000 shares and up to a maximum of all 5,000,000 shares of Common Stock (subject to anti-dilution adjustments) owned by Lawrence, which may be in the form of an underwritten offering. Additionally, if the Company proposes to register any of its securities under the Securities Act for its own account or for the account of other security holders, Lawrence is entitled to notice of such registration and is entitled to include all or a portion of its holdings of the Company's securities in such registration, subject to certain exceptions and limitations, including the right of the underwriters (if any) of any such offering to exclude for marketing reasons some or all of such securities from such registration. No prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price of the Class A Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future. See "Description of Capital Stock -- Registration Rights Agreement" and "Shares Eligible for Future Sale".

BENEFITS OF THE OFFERING TO LAWRENCE

     Lawrence will benefit from the Offering, principally through the increased liquidity of its holdings, which results from the creation of a public market for Class A Common Stock, into which Class B Common Stock is convertible at any time by Lawrence and automatically upon transfer to a person or entity who is not a member of the Lawrence Group, and through the potential unrealized gains in the value of the Class B Common Stock held by it. See "Dilution".

DILUTION


     A purchaser of Class A Common Stock in the Offering will experience an immediate and substantial dilution in the net tangible book value of its shares of $1.49 per share. See "Dilution".

ABSENCE OF DIVIDENDS

     The Company expects to retain cash generated from operations to support its cash needs and does not anticipate the payment of any dividends on the Common Stock for the foreseeable future. In addition, the Company's loan agreement with its bank prohibits the payment of dividends except for the dividend declared and paid on June 27, 1996. See "Dividend Policy".

                                  THE COMPANY
HISTORY

     Dailey Petroleum Services Corp. provides directional drilling services and designs, manufactures and rents technologically-advanced downhole tools for oil and gas drilling and workover applications. The Company began operations in the fishing tool business in 1945 as Dailey Oil Tools, and in 1984 changed its name to Dailey Petroleum Services Corp. References to the "Company" or "Dailey" in this Prospectus relate to the business now carried on by the Company and its subsidiaries and previously carried on by their predecessors.

     The Company's executive offices are located in Conroe, Texas, approximately 50 miles north of Houston, Texas. The Company's address is 2507 North Frazier, P.O. Box 1863, Conroe, Texas 77305, and its telephone number is (713) 350-3399.

REORGANIZATION; RELATIONSHIP WITH LAWRENCE

     Prior to June 1996, the Company's predecessor was a wholly-owned subsidiary of Lawrence. On June 6, 1996, Lawrence reorganized its ownership of Dailey into a holding company structure pursuant to a forward triangular merger of the Company's predecessor into a newly-formed, indirect wholly-owned subsidiary ("Dailey Corporation"), which took the name Dailey Petroleum Services Corp. following the merger (the "Reorganization"). The Company's Restated Certificate of Incorporation provides for two classes of common stock, Class A Common Stock and Class B Common Stock. See "Description of Capital Stock -- Class A and B Common Stock". Following the Reorganization, all of Dailey's issued and outstanding capital stock, which consists entirely of Class B Common Stock, has been held by Lawrence through its wholly-owned subsidiary, Dailey Holdings, Inc. ("Dailey Holdings"). References in this Prospectus to Lawrence's ownership in, and control of, the Company relate to Lawrence's ownership of Dailey's capital stock through this subsidiary.


     Upon completion of the Offering, Lawrence will own all of the outstanding Class B Common Stock, which will represent approximately 58% (55% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock. Substantially all of the common stock of Lawrence is owned by the Chairman of the Board of the Company. Lawrence is engaged in various business activities not related to the oil and gas industry. The Company's operations do not compete with any of Lawrence's activities. The Company has entered into several arrangements with Lawrence, including agreements under which the Company leases certain office space and manufacturing and service facilities from, and provides certain services to, Lawrence as well as a Registration Rights Agreement and Tax Allocation Agreement. See "Certain Relationships and Related Transactions" and "Description of Capital Stock -- Registration Rights Agreement".

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are estimated to be approximately $23.1 million (approximately $26.6 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $8.00 per share (the midpoint of the initial public offering price range) and after deducting the underwriting discount and estimated offering expenses payable by the Company.


     The Company intends to use approximately $15.0 million of the net proceeds from the Offering for capital expenditures to increase its fleet of downhole tools. The Company's inventory expansion will focus primarily on the purchase or manufacture of MWD and other directional equipment, hydraulic drilling jars, hydraulic coiled tubing jars and hydraulic fishing jars. The Company believes that its current inventory of many of these downhole tools is insufficient to meet current demand in its various markets. Since tools can be transported cost effectively between its many geographic markets, the Company intends to utilize its expanded inventory in all or some of its markets depending on demand for such tools at any given time.


     The Company intends to use approximately $5.1 million and $1.5 million of the net proceeds from the Offering to repay the Dividend Note and the Lawrence Note, respectively. Such amounts include accrued interest. The Lawrence Note relates to advances by Lawrence to the Company prior to fiscal 1994 for working capital and general corporate purposes and is payable in consecutive monthly installments through December 1998 of $55,000 plus accrued interest then due. It bears interest at 8.0% per annum. The Dividend Note, which was incurred in connection with a dividend declared and paid to the Company's sole stockholder on June 27, 1996, accrues interest at the prime rate and is payable upon demand. On August 13, 1996, the Company's sole stockholder contributed $5.0 million of the outstanding principal of the Dividend Note to the capital of the Company.



     The remaining net proceeds from the Offering are expected to be used by the Company for working capital and other general purposes. Pending application of the net proceeds from the Offering, the Company will invest such net proceeds in short-term, interest-bearing, investment grade securities.


                                DIVIDEND POLICY


     Other than the dividend of $10.0 million in the form of the Dividend Note, which was declared and paid on June 27, 1996, the Company has not declared or paid any dividends during the period beginning on May 1, 1994, and ending on the date of this Prospectus. The Company's loan agreement with its bank prohibits the payment of dividends, except for the dividend paid on June 27, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources".


     The Company does not anticipate that cash dividends will be paid in the foreseeable future. The Company presently intends to retain any future earnings to finance the expansion and continuing development of its business. The declaration and payment in the future of any cash dividends will be at the election of the Company's Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, future loan covenants, general economic conditions and other pertinent factors. The Company's dividend policy will be reviewed by the Board of Directors at such future time as may be appropriate in light of relevant factors at the time.

     The Company's Restated Certificate of Incorporation requires that any dividend declared on either shares of Class A Common Stock or shares of Class B Common Stock must be declared on shares of Class A Common Stock and shares of Class B Common Stock alike as if all such shares were of the same class and series.

                                    DILUTION


     The net tangible book value of the Company at April 30, 1996, was $35.4 million, or $7.07 per share of Common Stock. After giving effect to the sale by the Company of the 3,200,000 shares of Class A Common Stock offered hereby (at an assumed initial public offering price of $8.00 per share and after deducting the estimated offering expenses and underwriting discounts payable by the Company), and the dividend paid in the form of the Dividend Note on June 27, 1996 (net of $5.0 million of the outstanding principal of the Dividend Note that was contributed to the Company by the Company's sole stockholder on August 13,
1996), the pro forma net tangible book value at such date would have been $53.4 million, or $6.51 per share of Common Stock. This represents an immediate decrease in net tangible book value of $0.56 per share to Lawrence and an immediate dilution of $1.49 per share to new investors purchasing shares in the Offering.



     Prior to the Reorganization, Dailey Corporation issued 5,000,000 shares of Class B Common Stock to Dailey Holdings for $50,000, the par value of such shares. Immediately following its formation and prior to the Reorganization, Dailey Corporation's net tangible book value was $50,000 (or $.01 per share). In connection with the Reorganization, Lawrence merged the Company's predecessor, which was owned entirely by Lawrence, into Dailey Corporation (which immediately changed its name to Dailey Petroleum Services Corp.) to form the Company. Based upon a comparison of the net tangible book value of Dailey Corporation prior to the Reorganization to the pro forma net tangible book value of the Company after giving effect to the Reorganization and the sale by the Company of the 3,200,000 shares of Class A Common Stock offered hereby (at an assumed initial public offering price of $8.00 per share and after deducting the estimated offering expenses and underwriting discounts payable by the Company) and the dividend paid in the form of the Dividend Note on June 27, 1996 (net of $5.0 million of the outstanding balance of the Dividend Note that was contributed to the capital of the Company by the Company's sole stockholder on August 13, 1996), Lawrence will experience an immediate increase in net book value of $6.50 per share and new investors purchasing shares in the Offering will experience an immediate dilution in net book value of $1.49 per share.

                                 CAPITALIZATION

     The following table sets forth as of April 30, 1996, the consolidated long-term debt and capitalization of the Company and its subsidiaries and as adjusted to reflect the issuance of the Class A Common Stock offered hereby and the application of a portion of the net proceeds from the Offering to repay notes and long-term debt to affiliates, as described under "Use of Proceeds". The information was derived from, and is qualified by reference to, the consolidated financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                                        APRIL 30, 1996
                                                                  --------------------------
                                                                  ACTUAL      AS ADJUSTED(1)
                                                                  -------     --------------
                                                                        (IN THOUSANDS)
    Current portion of long-term debt:
      Bank loan(2)..............................................  $ 2,967        $  2,967
      Indebtedness to affiliate(3)..............................      660              --
      Other.....................................................       71              71
                                                                  -------     --------------
         Total current debt.....................................  $ 3,698        $  3,038
                                                                  -------     --------------
    Long-term debt:
      Bank loan(2)..............................................    6,777           6,777
      Indebtedness to affiliate(3)..............................    1,100              --
      Other.....................................................       89              89
                                                                  -------     --------------
         Total long-term debt...................................  $ 7,966        $  6,866
                                                                  -------     --------------
              Total debt........................................  $11,664        $  9,904
    Stockholders' equity:
      Preferred stock, no par value, 5,000,000 shares
         authorized;
         none issued and outstanding............................       --              --
      Class A common stock, $.01 par value, 20,000,000 shares
         authorized; none issued and outstanding (3,560,000
         shares, as adjusted)(4)................................       --              36
      Class B common stock, $.01 par value, 10,000,000 shares
         authorized; (5,000,000 shares issued and
         outstanding)...........................................       50              50
      Paid-in capital...........................................    4,559          32,581
      Retained earnings.........................................   31,032          21,032
                                                                  -------     --------------
              Total stockholders' equity........................   35,641          53,699
                                                                  -------     --------------
    Total capitalization........................................  $47,305        $ 63,603
                                                                  =======     ===========


- ---------------


(1) As adjusted to reflect net proceeds from the Offering, the application of a portion thereof to repay the Lawrence Note, the contribution to the capital of the Company of approximately $5.0 million of the outstanding principal of the Dividend Note, and the repayment of the $5.0 million balance on the Dividend Note following such capital contribution, as described under "Use of Proceeds".


(2) The Company currently makes scheduled payments of approximately $139,000 per month, plus accrued interest, on this debt.


(3) The Company makes scheduled payments of approximately $55,000 per month, plus accrued interest, on this debt. Excludes the Dividend Note, which was issued in connection with the dividend declared and paid on June 27, 1996, of which $5.0 million of the outstanding principal balance was contributed to the capital of the Company by the Company's sole stockholder on August 13, 1996. The Company intends to repay the outstanding balances of these notes utilizing a portion of the proceeds from the Offering. See "Use of Proceeds".


(4) Includes 360,000 shares of restricted stock to be issued to certain executive officers of the Company contemporaneously with the Offering pursuant to the 1996 Key Employee Stock Plan, but excludes 640,000 additional shares reserved for issuance pursuant to the 1996 Key Employee Stock Plan and the 1996 Non-Employee Director Stock Option Plan. See "Management -- 1996 Key Employee Stock Plan" and "-- 1996 Non-Employee Director Stock Plan".

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for each of the fiscal years in the five-year period ended April 30, 1996, have been derived from audited consolidated financial statements of the Company. The Consolidated Statement of Operations Data for the years ended April 30, 1994, 1995 and 1996 and the Consolidated Balance Sheet Data as of April 30, 1995 and 1996 are derived from the Company's audited consolidated financial statements appearing elsewhere in this Prospectus. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the notes thereto, included elsewhere in this Prospectus.


                                                                          FISCAL YEAR ENDED APRIL 30,
                                                    -----------------------------------------------------------------------
                                                       1992           1993           1994           1995           1996
                                                    ----------     ----------     ----------     ----------     -----------
                                                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Rental income.................................... $   30,591     $   28,746     $   32,393     $   36,691     $   42,987
  Sales of products and services...................     11,180          8,742         11,422         12,172         15,952
                                                       -------        -------        -------        -------        -------
    Total revenues.................................     41,771         37,488         43,815         48,863         58,939
Cost of rentals and services:
  Cost of rentals..................................     26,268         25,078         27,384         29,685         33,019
  Cost of products and services....................      5,116          4,003          5,124          6,889          7,927
                                                       -------        -------        -------        -------        -------
    Total cost of rentals and services.............     31,384         29,081         32,508         36,574         40,946
Selling, general and administrative expenses.......      7,422          6,783          7,085          9,607         12,083
Research and development expenses..................      1,224          1,262            736            775            728
                                                       -------        -------        -------        -------        -------
Operating income...................................      1,741            362          3,486          1,907          5,182
Interest expense, net..............................         29            285            513          1,001            863
Other (income) expense, net........................         78           (435)          (225)           190             39
Foreign exchange (gain) loss.......................        111            228            122            (90)           239
                                                       -------        -------        -------        -------        -------
Income before income taxes and extraordinary
  item.............................................      1,523            284          3,076            806          4,041
Income tax expense.................................      1,101            898          1,075            838          1,427
Extraordinary income(1)............................      1,535             --             --             --             --
                                                       -------        -------        -------        -------        -------
Net income (loss).................................. $    1,957     $     (614)    $    2,001     $      (32)    $    2,614
                                                       =======        =======        =======        =======        =======
Earnings (loss) per share(2)....................... $      .37     $     (.11)    $      .37     $     (.01)    $       --
Pro forma earnings per share.......................         --             --             --             --     $      .40
Average common and common equivalent shares
  outstanding(3)...................................  5,360,000      5,360,000      5,360,000      5,360,000      6,610,000
OTHER DATA:
Depreciation and amortization...................... $    3,600     $    4,114     $    4,323     $    5,428     $    5,726


CONSOLIDATED BALANCE SHEET DATA:
Total assets....................................... $   49,895     $   45,523     $   53,621     $   54,408     $   55,878
Working capital....................................      4,056          2,588         10,542          6,405          7,477
Long-term debt, less current portion and long-term
  debt payable to affiliate........................      3,431          2,814          9,743          8,604          6,866
Long-term debt payable to affiliate, less current
  portion..........................................      4,475          2,061          2,420          1,760          1,100
Stockholders' equity...............................     31,672         31,058         33,059         33,027         35,641

- ---------------

(1) Relates to proceeds received by the Company in settlement of a lawsuit.

(2) Adjusted to give effect to the Reorganization. See "The
    Company -- Reorganization; Relationship with Lawrence".


(3) The average number of shares outstanding at April 30, 1992 through 1996 have been adjusted to give pro forma effect to the Reorganization and the issuance of an aggregate of 360,000 restricted shares of Class A Common Stock to Messrs. Farr, Sutton and Tighe contemporaneously with the Offering. The average number of shares outstanding at April 30, 1996, also gives pro forma effect to the number of shares whose proceeds are deemed to be used to repay for financial statement purposes the original principal amount of the Dividend Note. See "The Company", "Dividend Policy" and "Management -- 1996 Key Employee Stock Plan".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company provides directional drilling services and designs, manufactures and rents technologically-advanced downhole tools for oil and gas drilling and workover applications. Demand for the Company's directional drilling services and downhole tools depends primarily upon the level of exploration and production activity in the oil and gas industry, which in turn depends in part on oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the discovery rate of new oil and gas reserves, domestic and international political, military and regulatory and economic conditions and the ability of oil and gas companies to raise capital.

     During the past five years, the Company has experienced significant growth in revenues relating to its directional drilling services. The Company believes this growth is consistent with trends in the oil and gas industry towards use of technologically-advanced directional drilling services in order to develop reservoirs that otherwise would have been marginal or uneconomical using conventional drilling methods. Historically, the Company has provided drilling services primarily for directionally drilled wells in the Gulf of Mexico and the United States Gulf Coast region. During fiscal 1995, the Company expanded its directional drilling operations into Venezuela, and in fiscal 1996, began offering its services in the Austin Chalk. Contemporaneously with its expansion into the Austin Chalk, the Company began providing horizontal drilling services. The Company believes that its plans to continue expansion as well as these industry trends will contribute to the continued growth of its directional drilling services.

     The Company also believes that rentals of its downhole tools will benefit from the industry trend toward the use of directional drilling techniques. In many oilfield applications, directional drilling techniques offer significant economic advantages over conventional drilling, such as reduced drilling time and expense, accelerated production rates and enhanced reservoir recovery. The Company believes that its directional drilling services are becoming increasingly important to the Company's business, in part because a growing percentage of the Company's downhole tools are rented in connection with its drilling services.

RESULTS OF OPERATIONS

     The Company derives rental income from its fleet of downhole tools, and to a lesser extent, third-party rentals. The Company typically charges its customers a per-day rental rate for downhole tools, except for its downhole drilling motors, which are rented at an hourly rate. In international markets, the Company also often charges its customers a refurbishment charge, which is included in its rental revenues.

     The Company derives revenues from sales of products and services through its directional drilling services, lost-in-hole revenues and sales of its mechanical drilling jars. The services of Dailey's directional drillers and MWD technicians are billed on a per person/per day basis for the time on assignment at the customer's drill site. Although the Company considers rentals of its downhole drilling motors and MWD equipment to be a significant part of its directional drilling services, revenue from such rentals is recorded as rental income for financial statement purposes. The Company's lost-in-hole revenues consist of replacement charges that Dailey's customers pay each time a Dailey downhole tool is lost in hole. The Company sells mechanical drilling jars in a limited number of international markets, primarily to state-owned oil and gas companies.

     The operating costs associated with the Company's rentals consist primarily of expenses associated with depreciation, transportation, and maintenance and repair and related direct overhead. The costs associated with the Company's sales of products and services consist primarily of the undepreciated portion of the capitalized cost of its downhole tools sold or lost in hole and the salaries and related costs associated with the Company's directional drillers and MWD technicians.

     With respect to allowances for bad debts, the Company's policy is to specifically identify at risk receivables and reserve for any balances which, in the opinion of management, are probable or reasonably possible of not being collected. The Company's bad debt allowance primarily consists of reserves for receivables from customers that are in bankruptcy, receivables from sales to agents (based on billings to their customers) that the agent has identified as potentially uncollectible and receivables from extremely slow paying domestic customers. The allowance also contains a reserve for slower paying, higher-risk international customers, which have become an increasingly larger percentage of the Company's customer base in recent years. Similarly, the Company identifies inventory that, due to changes in demand for certain specialized downhole tools, is not expected to be utilized to generate revenue in the immediate future and establishes a reserve for that inventory. Due to the nature of Dailey's rental tool operations, it is necessary for the Company to maintain a large supply of specialty parts inventory on hand to support its diverse offering of downhole tools. Many of these tools may not be currently salable due to the related tool not being in high demand; however, the Company maintains this inventory in order to provide its customers with the widest range of tools possible in order to maintain its competitive position. Management believes that, while these tools may have the ability to generate sufficient revenue to recover their costs, the uncertainty of when, and if, this occurs requires the establishment of these reserves. The Company has classified downhole tool replacement inventory as a non-current asset on the balance sheet. Both the receivables and inventory balances are not immediately written off against the related reserves since it is management's intention to vigorously pursue collection and utilization of such balances and to provide the appropriate visibility to management to continue to manage these assets.

  Year Ended April 30, 1996 Compared to the Year Ended April 30, 1995

     Rental Income. Rental income for the year ended April 30, 1996, was $43.0 million, an increase of 17% from $36.7 million for the year ended April 30, 1995. This increase was due primarily to an increase in demand for the Company's directional drilling services and related products in Venezuela, the Gulf of Mexico and the United States Gulf Coast region, which resulted in a $4.2 million increase in rentals from MWD equipment, downhole motors and other directional drilling tools. During fiscal 1996, the Company purchased and began to utilize additional MWD equipment in Venezuela. The Company also experienced increased demand for its directional drilling services in the Gulf of Mexico and the United States Gulf Coast region due to escalating gas prices and a corresponding increase in drilling activity. In addition, rental income from the Company's drilling jars and slingers increased $1.4 million due primarily to an increase in demand in Latin America and to a slight increase in pricing worldwide. Also in fiscal 1996, the Company increased its distribution of fishing jars in the United States Gulf Coast region and expanded distribution of fishing jars into the North Sea, which resulted in an increase in rental income of $1.0 million.

     Sales of Products and Services. Sales of products and services for the year ended April 30, 1996, were $16.0 million, an increase of 31% from $12.2 million for the year ended April 30, 1995. This increase was due primarily to an increase in export sales of mechanical drilling jars of approximately $1.6 million and to an increase in lost-in-hole revenues of $1.2 million. The increase in lost-in-hole revenues was consistent with increased rental activity during the year. The increase also was attributable to an increase in demand for the Company's directional drilling services in the Gulf of Mexico, the United States Gulf Coast region and Venezuela.

     Cost of Rentals. Cost of rentals for the year ended April 30, 1996, was $33.0 million, an increase of 11% from $29.7 million for the year ended April 30, 1995. This increase was due primarily to the variable costs associated with an increase in rental activity, such as tool repair costs, agent commissions and third party tool charges. The increase also was attributed to an increase in import duties and fees of $709,000 associated with the importation of downhole tools to Venezuela. The Company expenses import duties and fees as incurred instead of capitalizing them as part of the cost of the tool. As a percentage of rental income, cost of rentals decreased from 81% in fiscal 1995 to 77% in fiscal 1996, which reflects the fixed nature of the Company's cost base.

     Cost of Products and Services. Cost of products and services for the year ended April 30, 1996, was $7.9 million, an increase of 15% from $6.9 million for the year ended April 30, 1995. This increase was due primarily to an increase in personnel costs associated with an increase in directional drilling services in the Gulf of Mexico, the United States Gulf Coast region and Venezuela. The increase also was attributable to the write-off of the net book value of products lost in hole and the cost of drilling jars sold during the year.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $12.1 million for the year ended April 30, 1996, an increase of 26% from $9.6 million for the year ended April 30, 1995. This increase was due primarily to an increase in personnel costs associated with bonuses and raises paid during the year as well as additional personnel, an increase in travel and business development costs associated with higher levels of international business and an increase in legal expenses associated with litigation involving the Company's enforcement of its intellectual property.

     Research and Development Expenses. Research and development expenses for the year ended April 30, 1996, were $728,000, a decrease of 6% from $775,000 for the year ended April 30, 1995, as the level of the Company's research and development activity remained relatively constant between the two years.

     Interest Expense -- Nonaffiliates. Interest expense to nonaffiliates for the year ended April 30, 1996, was $785,000, a decrease of 7% from $841,000 for the year ended April 30, 1995. The decrease was due primarily to the repayment throughout fiscal 1996 of an aggregate of $1.3 million in principal on the Company's bank debt, which was partially offset by advances in the second half of fiscal 1996 of $1.3 million against the revolving line of credit associated with the Company's bank debt.

     Interest Expense -- Affiliate. Interest expense to affiliate for the year ended April 30, 1996, was $182,000, a decrease of 17% from $220,000 for the year ended April 30, 1995. The decrease was due to the repayment of $660,000 of principal during the year.

     Foreign Exchange (Gain) Loss. Foreign exchange losses of $239,000 in fiscal 1996 compared to gains of $90,000 for the year ended April 30, 1995, were due primarily to unfavorable exchange fluctuations during fiscal 1996 with the British pound and the Dutch guilder.

     Other (Income) Expense, net. Other expense for the year ended April 30, 1996, was $39,000, a decrease of 79% from $190,000 for the year ended April 30, 1995. This decrease was due primarily to the write-off of $60,000 of unusable fixed assets in fiscal 1995.

     Income Tax Expense. Provision for income taxes for the year ended April 30, 1996, was $1.4 million, an increase of 70% from $838,000 for the year ended April 30, 1995. The increase was due primarily to an increase in income in countries in which the Company was subject to income or withholding taxes, which resulted in the effective tax rate decreasing from 104% to 35% from fiscal 1995 to 1996. In fiscal 1996, the Company recorded a deferred tax asset related to net operating loss carryforwards, which resulted in a decrease in the effective tax rate. This decrease was predominantly offset by a gain for tax purposes related to the dissolution of a real estate partnership, which resulted in an increase in the effective tax rate.

  Year Ended April 30, 1995 Compared to the Year Ended April 30, 1994

     Rental Income. Rental income for the year ended April 30, 1995, was $36.7 million, an increase of 13% from $32.4 million for the year ended April 30, 1994. This increase was due primarily to the acquisition of MWD and other directional equipment, which resulted in an increase in rental revenues of $3.4 million. Distribution of these products was limited to the Gulf of Mexico and United States Gulf Coast region in fiscal 1995. Rental income from the Company's other products increased slightly due to an increase in demand for the hydraulic fishing jar in the United States Gulf Coast region and to a moderate increase in pricing for the Company's drilling jar product line.

     Sales of Products and Services. Sales of products and services for the year ended April 30, 1995, were $12.2 million, an increase of 7% from $11.4 million for the year ended April 30, 1994. This increase was due primarily to an increase in demand for the Company's directional drilling services in the Gulf of Mexico as escalating gas prices resulted in increased drilling in that region. Sales of mechanical drilling jars decreased slightly due to decreased sales to Iran, which were suspended during the year due to lack of timely payment. Lost-in-hole revenues increased slightly due to increased rental activity, which resulted in a corresponding increase in tools lost downhole.

     Cost of Rentals. Cost of rentals for the year ended April 30, 1995, was $29.7 million, an increase of 8% from $27.4 million for the year ended April 30, 1994. This increase was due primarily to costs associated with the routine repair and maintenance of the Company's rental tool fleet, and to a full year of personnel expense and depreciation expense in fiscal 1995 associated with the initial purchase of MWD equipment and the hiring of related personnel during fiscal 1994. As a percentage of rental income, cost of rentals decreased to 81% for the year ended April 30, 1995, as compared to 85% for the prior period, which reflected the fixed nature of the Company's cost base.

     Cost of Products and Services. Cost of products and services for the year ended April 30, 1995, was $6.9 million, an increase of 34% from $5.1 million for the year ended April 30, 1994. This increase was due primarily to an increase in personnel and other operating costs associated with the expansion of directional drilling services in the Gulf of Mexico and to an increase in the write-off of the net book value of downhole tools lost in hole during the year.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended April 30, 1995, were $9.6 million, an increase of 36% from $7.1 million for the year ended April 30, 1994. This increase was due primarily to an increase in personnel costs and an increase in costs associated with the outsourcing of data processing services. The increase also was due to an increase in lease expense associated with the corporate headquarters and an increase in legal fees.

     Research and Development Expenses. Research and development expenses for the year ended April 30, 1995 were $775,000, an increase of 5% from $736,000 for the year ended April 30, 1994, which reflected the relatively constant level of research and development activity between the years.

     Interest Expense -- Nonaffiliates. Interest expense to nonaffiliates for the year ended April 30, 1995 was $841,000, an increase of 60% from $527,000 for the year ended April 30, 1994, which was primarily due to the a full year of accruals of interest from the Company's bank loan incurred in December 1993.

     Interest Expense -- Affiliate. Interest expense to affiliate for the year ended April 30, 1995 was $220,000, an increase of 156% from $86,000 for the year ended April 30, 1994. The increase was due to the conversion of a non-interest bearing loan from an affiliate in December 1993 to a term loan with interest at 8.0%, which resulted in twelve months of interest accrued in 1995 compared to five months in 1994.

     Foreign Exchange(Gain) Loss. Foreign exchange gains for the year ended April 30, 1995 were $90,000 compared to a loss of $122,000 for the year ended April 30, 1994. The increase was due primarily to favorable exchange fluctuations between the United States dollar and the British pound and Dutch guilder.

     Other (Income) Expense, net. Other expense for the year ended April 30, 1995, was $190,000 compared to income of $225,000 for the year ended April 30, 1994. The loss in 1995 was due primarily to the write-off of approximately $60,000 of unusable fixed assets. The gain in fiscal 1994 was due primarily to the recognition of gains on the sale of excess machinery and equipment consistent with the Company's decision to outsource manufacturing of many of the components of its rental tools.

     Income Tax Expense. Provision for income taxes was $838,000 for the year ended April 30, 1995, a decrease of 22% from $1.1 million for the year ended April 30, 1994. The decrease was primarily due to a decrease in income in certain foreign tax jurisdictions in which the Company was subject to income and withholding taxes. The effective tax rate increased from 35% to 104% due primarily to the Company's inability to offset foreign losses with United States income in 1995.

INFLATION AND FOREIGN EXCHANGE

     Inflation has not had a significant impact on the Company's comparative results of operations. For the year ended April 30, 1996, transactions conducted in United States dollars accounted for approximately 90% of the Company's total revenues. The Company believes that the percentage of its total revenues relating to transactions conducted in foreign currencies will increase due to continued expansion of the Company's international operations, primarily in Venezuela. The Company seeks to protect itself from fluctuations in foreign currencies by accelerating conversion of such currencies into United States dollars and by continual evaluation of the Company's level of operations in such markets.

LIQUIDITY AND CAPITAL RESOURCES

     Working Capital. At April 30, 1996, the Company had $2.0 million in cash and cash equivalents. For the year ended April 30, 1996, the Company had net income of $2.6 million and cash provided by operating activities of $4.9 million. Other sources of cash included $2.6 million from revenue-producing tools lost in hole, abandoned and sold and $1.3 million from advances under the revolving line of credit discussed below. The Company's principal uses of cash for the year were to fund $6.9 million for the addition of downhole tools and $2.0 million for the repayment of long-term debt, including $660,000 to Lawrence. During the past several years, the Company has funded its working capital requirements through cash generated from operations, its credit facilities and asset sales. Historically, the Company also financed certain of its working capital requirements through periodic advances from Lawrence, and the Lawrence Note relating to advances prior to fiscal 1994. During the past three fiscal years, however, the Company has internally financed its working capital requirements and has paid to (received from) Lawrence, net amounts of approximately $(52,000), $711,000 and $538,000 during fiscal 1994, 1995 and
1996, respectively. The Company also has made principal and interest payments on the Lawrence Note, the outstanding balance of which will be repaid utilizing proceeds from the Offering, totalling $306,000, $880,000 and $842,000 during fiscal 1994, 1995 and 1996, respectively. It is anticipated that Lawrence will no longer be a source of working capital following the Offering.

     Credit Facilities. At April 30, 1996, the Company had $9.7 million of bank debt outstanding pursuant to an amended and restated credit agreement dated December 13, 1995, as amended on June 5, 1996 (the "Credit Agreement"). The Credit Agreement provides for a term loan and a revolving credit facility. At April 30, 1996, the outstanding principal balance of the term loan was $8.4 million and the outstanding principal balance of advances made pursuant to the revolving line of credit was $1.3 million. Principal payments on the term loan are approximately $139,000 monthly through December 1999, with increasing principal payments thereafter until maturity on December 1, 2000. The obligation of the bank to make revolving credit advances terminates in December 1996. Interest on the term loan was fixed at 7.9% pursuant to an interest rate swap agreement. Interest on revolving credit advances will fluctuate at the bank's prime rate in effect from time to time or at LIBOR-based rate plus 2.0%. At April 30, 1996, the average interest rate on revolving advances was 7.4%. Borrowings under the revolving credit facility are limited to the lesser of $3.0 million or a loan formula based upon the level of the Company's eligible accounts receivable. The Company also may cause the bank to issue letters of credit on the undrawn amount not to exceed $500,000. The outstanding undrawn amount at any time of all letters of credit issued pursuant to the Credit Agreement reduces the Company's ability to borrow funds pursuant to the revolving line of credit. At April 30, 1996, there were no outstanding letters of credit. The obligations of the Company to the bank are collateralized by substantially all of the Company's property, equipment, inventory, intellectual property and receivables. The Credit Agreement contains certain restrictive covenants and customary events of default and conditions to the bank's obligation to make advances to the Company. On June 5, 1996, the Credit Agreement was amended so that the Reorganization would not violate certain of these requirements. The Credit Agreement also is collateralized by certain real estate owned by Lawrence, which the bank has agreed to release upon closing of the Offering.


     Notes to Lawrence. At April 30, 1996, the Company had approximately $1.8 million outstanding under the Lawrence Note. Principal payments on the Lawrence Note of $55,000 plus interest at 8.0% on the unpaid balance are due monthly with the final payment due at maturity on December 1, 1998. In addition, on June 27, 1996, the Company declared and paid a dividend to the Company's sole stockholder, a subsidiary of Lawrence, in the form of the Dividend Note accruing interest at its bank's prime rate. On August 13, 1996, the Company's sole stockholder contributed to the capital of the Company $5.0 million of the outstanding principal amount of the Dividend Note. The Company intends to repay the outstanding balances of these notes utilizing a portion of the net proceeds from the Offering. See "Use of Proceeds".


     Capital Expenditures. The Company anticipates that it will have capital expenditures of approximately $16.0 million in the fiscal year ending April 30, 1997, $15.0 million of which are expected to relate to certain downhole tools, primarily MWD and other directional equipment, hydraulic drilling jars, hydraulic coiled tubing jars and hydraulic fishing jars. The Company believes it has available resources through internally generated cash flow, the existing Credit Agreement and the net proceeds of the Offering to fund its operations for at least 12 months following the Offering.


     Future Acquisitions. The Company's business strategy is to broaden the scope of the premium downhole tools and services it provides to the oil and gas industry by expanding its directional drilling services and product lines, by introducing new products and services through technological innovation and by acquiring complementary businesses and assets. In connection with any future acquisition, the Company may be required to incur substantial indebtedness to finance such acquisition and may also issue equity securities or convertible securities. Although the Company routinely evaluates potential acquisition candidates, it currently does not have any understanding, contract or agreement to acquire any businesses or assets. See "Use of Proceeds".



     Interest Rate Swap Agreement. In December 1993, the Company entered into an interest rate swap agreement, which converted the interest rate on the term portion of the Credit Agreement from a floating rate of prime plus one-half of one percent to a fixed rate of 7.9%. The financial impact of the swap was to increase interest expense during fiscal 1994 by $47,000 and decrease interest expense in fiscal 1995 and 1996 by $57,000 and $120,000, respectively. The Company has no immediate plans to prepay the term portion of the Credit Agreement or unwind the swap agreement.


     Income Taxes. After completion of the Offering, the Company will no longer be included in the federal tax return of Lawrence. The Company's allocable share of the Lawrence net operating loss is $4.6 million. These loss carryforwards are available to offset future income of the Company, but such losses will expire in 2004 through 2010 if not previously utilized. The Company has net deferred tax assets at April 30, 1996 of $1.8 million.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company believes that the adoption of SFAS 121 will not have a material impact on its consolidated financial statements.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes alternative methods of accounting and disclosure for employee stock-based compensation arrangements. In connection with establishing its 1996 Key Employee Stock Plan and its 1996 Non-Employee Director Stock Plan, the Company has elected to use the "intrinsic value based method" of accounting for its employee stock option plan. This method does not result in the recognition of compensation expense when employee stock option are granted if the exercise price of the options equals or exceeds the fair market value of the stock at the date of grant. The Company will adopt the disclosure requirements of SFAS 123 when it becomes effective in 1996.

                            BUSINESS AND PROPERTIES

GENERAL

     Dailey Petroleum Services Corp. provides directional drilling services and designs, manufactures and rents technologically-advanced downhole tools for oil and gas drilling and workover applications. Founded in 1945 as a fishing tool company, the Company began offering directional drilling services in 1984 and currently provides such services in the Gulf of Mexico, the United States Gulf Coast region, and most recently, Venezuela and the Austin Chalk. The Company's directional drilling services include computer-aided planning of optimum well path and drilling procedures, on-site supervision, MWD services and sourcing and supply of MWD equipment and related drilling tools.

     The Company offers an array of downhole tools, which it selectively markets in every major oil and gas exploration and production region in the world. Dailey introduced its first drilling jar to the oil and gas industry in 1965 and currently is the leading supplier of drilling jars to the rental tool market worldwide. In addition to drilling jars, the Company's other downhole tools include hydraulic fishing jars, coiled tubing jars, MWD equipment, downhole drilling motors, thrusters for directional drilling and drilling shock absorbers. The Company manufactures certain of its tools, purchases others, and obtains others through third-party rentals.

     Recent advances in directional drilling technologies combined with advances in the identification and location of oil and gas reserves have made many marginal or otherwise uneconomical reservoirs economically feasible to produce. In many oilfield applications, directional drilling techniques, which include directional and horizontal drilling, extended-reach drilling and short-radius drilling, offer significant economic advantages over conventional drilling, such as reduced drilling times and expense, accelerated production rates and enhanced reservoir recovery. The Company offers drilling services for directional and horizontal applications and offers its downhole tools for all advanced drilling techniques. The Company believes its products and services improve drilling efficiency, reduce the risk that expensive drilling components will be lost downhole and enhance overall exploration and development economics.

     Dailey traditionally has marketed its downhole tools directly to the end-user through its direct sales force and agents, rather than rely on third-party distribution of its products and subcontracting of its services. The Company believes this strategy has resulted in higher profit margins and intends to continue this marketing strategy. In addition, this direct interaction with the end-user assists the Company in identifying demand for new and improved products and better enables it to design and develop such products in a timely manner.

     The Company also believes that its reputation for quality and reliability has resulted in worldwide industry recognition of the Dailey(R) name. Furthermore, the proprietary designs of many of the Company's principal products, its ability to attract and retain highly-qualified and experienced personnel, and its ability to design, develop and market new and complementary products and services are believed by the Company to be important competitive advantages.

BUSINESS STRATEGY

     The Company's strategy is to broaden the scope of the premium downhole tools and services it provides to the oil and gas industry. The Company believes this strategy is responsive to its customers' preference to purchase as many products and services as possible from a single provider and that the ability to offer related services enhances the Company's marketing of its downhole tools. The Company intends to implement this strategy by (i) expanding its directional drilling services and related product offerings, (ii) introducing new products and services through technological innovation and (iii) acquiring complementary businesses and assets.

     Expand Directional Drilling Services and Related Product Offerings. The Company's immediate strategy is to implement a significant expansion of its directional drilling business, both in the geographic scope and in types of drilling services it offers. Directional drilling services are becoming increasingly important to the Company's business because a growing percentage of the Company's downhole tools are rented in connection with providing such services.

     Introduce New Products and Services through Technological Innovation. The Company believes that its emphasis on distribution of its downhole tools directly to its customers has enhanced its ability to identify, design, develop and market to these customers new products and improved products that are responsive to its customers' needs. Dailey will continue to emphasize direct interaction with its customers as a method of identifying new product opportunities to keep pace with changing drilling technology trends and as a means of refining its existing downhole tools, which the Company believes will protect and expand its reputation for quality downhole tools and directional drilling services.

     Acquire Complementary Businesses and Assets. The Company is actively seeking strategic acquisitions that will provide additional and complementary products and services. The Company believes that acquisition candidates are available that will allow Dailey to increase market share for its downhole tools in existing markets, add new and complementary products and services and expand marketing and distribution channels for its downhole tools and directional drilling services. The directional drilling services industry recently has experienced consolidation in response to increased demand for companies offering a full range of advanced drilling tools and services. The Company believes that this trend will continue and will present opportunities for Dailey to increase the breadth and geographic scope of its directional drilling services through strategic acquisitions. In addition, the Company believes that it can expand the scope of the products and services it offers through the purchase or manufacture of complementary tools and technology and by hiring experienced service personnel.

DEMAND FOR DIRECTIONAL DRILLING SERVICES AND RENTAL PRODUCTS

     Demand for the Company's directional drilling services and downhole tools is affected by the worldwide level of, and trends in, oil and gas drilling activity, which historically has experienced significant volatility. Demand for the Company's directional drilling services depends upon the number of wells being drilled using technologically-advanced directional drilling techniques, such as directional and horizontal drilling, extended-reach drilling and short-radius drilling. Demand for the Company's drilling tools depends primarily upon the number of oil and gas wells being drilled, the drilling method employed and the depth and drilling conditions of such wells. Demand for the Company's fishing tools depends primarily upon the level of remedial or "workover" activity in existing oil and gas fields where those products are offered and, to a lesser extent, on the level of drilling activity in those areas.

DIRECTIONAL DRILLING SERVICES AND RELATED PRODUCTS

     The Company began offering directional drilling services in 1984, primarily along the Texas and Louisiana Gulf Coast, and has since steadily expanded both its directional drilling technical capabilities and the geographic areas in which its services are regularly offered. During fiscal 1994, 1995 and 1996, revenues from directional drilling services and related products constituted 17%, 31% and 34% of total revenues, respectively.

     Directional drilling can be used to develop a field with multiple wells drilled from the same offshore platform or, in environmentally sensitive areas, from fewer surface facilities than conventional drilling would require. In addition, by drilling horizontally through a formation characterized by multiple vertical fractures, well productivity can be significantly increased and drilling costs can be reduced substantially (because fewer wells are required compared to a vertical development program). Recent developments in directional drilling technology allowing two or more horizontal wells to be drilled from the same vertical wellbore have further enhanced well productivity and development efficiency.

     In fiscal 1995, the Company began providing its drilling services in international markets by expanding into Venezuela. In fiscal 1996, the Company began providing directional and horizontal drilling services in the Austin Chalk. The directional drilling services offered by the Company consist of well planning, on-site supervisory services to maximize drilling efficiency, MWD services and equipment, downhole motors and post-well analysis. The Company plans to continue the expansion of its drilling services both domestically and internationally. In addition, the Company expects to keep pace with continually evolving directional drilling techniques by developing or acquiring extended-reach and short-radius drilling capabilities.

     The skill, experience and reputation of a service company's directional drillers are the primary competitive factors in the directional drilling services market. Because of this, the competition among directional drilling service companies to employ the most reputable, qualified and experienced directional drilling personnel is intense. In addition, the breadth of tools and services offered as well as price are important competitive factors. The Company believes that the quality and experience of its directional drillers provide it with a competitive advantage and believes that it is able to recruit and retain highly-qualified directional drillers because of its reputation in the industry for stability and quality, because it offers competitive compensation and because it provides a reliable, experienced support staff. As of May 17, 1996, the Company employed 25 directional drillers, five of whom are located in Venezuela.

  Measurement-While-Drilling Services

     The steering tools utilized by directional drillers typically consist of either wireline steering tools or more advanced MWD equipment. MWD equipment provides a directional driller with more extensive and advanced information to "steer" the drill bit, including inclination, azimuth, tool face and temperature plus magnetic or gravity tool face updates in steering or rotary drilling modes. MWD units also can provide gamma ray logging.

     The Company purchases its MWD units from a single outside vendor. Reliable MWD units currently are available for third-party purchase worldwide from only a few independent suppliers. The Company began purchasing MWD units offering traditional MWD services from its current supplier and offering such systems and services to its customers in fiscal 1994. The Company believes that its MWD unit competes favorably with respect to reliability and performance with MWD units developed in-house by fully-integrated service companies and the other reliable MWD units currently available for third-party purchase. While the Company has not experienced significant supply or quality control problems to date with its supplier, no assurances can be made that its supplier will continue to be able to supply the Company with MWD units or that the Company will be able to purchase such products and services at competitive prices and comparable quality from the other known vendors of MWD units. Any difficulty in obtaining MWD units and related support services from its supplier could have a material adverse effect on the Company's results of operation.

     The most advanced guidance equipment also is capable of providing logging-while-drilling ("LWD") information, which includes resistivity sensors and other more sophisticated variations such as density and porosity sensors. Currently, the Company believes guidance systems capable of providing LWD information are not available for third-party purchase and are owned only by large, diversified oil service companies that have developed such capabilities in-house. The Company has been able to obtain access to LWD equipment on a very limited basis in situations where the Company's customer can rent such equipment directly from a supplier of such products. The Company believes that LWD equipment may be available for purchase in the future and intends to purchase such equipment if, and when, reliable equipment is offered; however, it has no current understanding, agreement or contract to do so and no assurances can be given that LWD equipment will become available for third-party purchase or that such equipment will be made available to the Company at competitive prices.

     As of the date of this Prospectus, the Company believes that its inventory of MWD units is insufficient to meet current demand for such systems. Utilizing net proceeds from the Offering, the Company intends to purchase additional MWD systems to be used in domestic and international markets.

  Drilling Motors

     Directional drilling typically is conducted using a downhole drilling motor attached to the drill bit and powered by the circulation of drilling fluids from the surface, unlike conventional rotary drilling techniques in which the drill bit is turned by rotating the drillstring from the surface. The Company designed, developed and introduced its own downhole motor, the patented Dailey Positive Displacement Drilling Motor, in 1991. Improved versions of this motor are offered for rental in connection with directional drilling services provided by the Company, rather than to third parties providing directional drilling services.

     As of the date of this Prospectus, the Company believes that its inventory of Positive Displacement Drilling Motors is insufficient to meet current demand for such motors. Utilizing net proceeds from the

Offering, the Company intends to purchase additional motors to be used in domestic and international markets.

  New Markets and Applications

     The Company's growth strategy includes the geographic expansion of its directional drilling services and the addition of highly-specialized processes such as extended-reach and short-radius drilling. Implementation of this strategy began with expansion into Venezuela in fiscal 1995 and into the Austin Chalk during the most recent fiscal year. Contemporaneously with its entry into the Austin Chalk, the Company began providing horizontal drilling services. The Company intends to implement this strategy further by expanding into new international and domestic markets where the Company has enjoyed established name recognition and distribution networks.

RENTAL PRODUCTS

  Drilling Jars and Related Jar Products

     The Company believes it has become the worldwide leader in premium drilling jar products due primarily to superior design features, many of which are proprietary in nature. The Company's line of drilling jars includes three products: the mechanical Dailey L.I. Rotary Drilling Jar (the "L.I. Jar"), the Dailey Hydraulic Drilling Jar (the "Dailey Hydraulic Jar") and the Dailey No-Torque Jar (the "DNT Jar"). The Company believes that the designs of its three drilling jars allow it to offer a drilling jar capable of delivering performance superior to competing jars over larger periods of time in their intended operating environments and compatible with virtually any drilling condition a customer may encounter. For the three fiscal years ended April 30, 1996, revenues from the Company's drilling jars and related products constituted 71%, 63% and 57%, respectively, of the Company's total revenues during such periods.

     A drilling jar is an impact tool that is placed in the lower section of a drillstring as part of the bottomhole assembly. Activated from the surface, the drilling jar delivers a sharp, powerful impact to free the drillstring should it become lodged in the hole. The potential risks of the drillstring becoming stuck in the hole include interruption of the drilling process, loss of drillstring components and loss of the well. Drilling jars must be capable of reliably delivering frequent and consistent impacts to the drillstring, sometimes over a period of many days. As a result, reliability and consistent performance and service by qualified personnel are key criteria in a customer's selection of drilling jars.

     Drilling jars and jar slingers generally are used in drilling applications where there is significant risk of, or cost associated with, the bottomhole assembly of the drillstring becoming stuck in the well bore. As the risk or potential cost of a stuck drillstring increases, the likelihood that the operator of the well will employ a drilling jar typically increases. Drilling applications where drilling jars are used regularly include high cost wells, wells drilled using directional or horizontal techniques, deeper wells, and wells penetrating unstable geologic formations that increase the risk of well bore collapse. Drilling jars generally are considered essential components in most directional drilling bottomhole assemblies.

     The Company offers its drilling jars in several outside diameter sizes, which can be incorporated into bottomhole assemblies utilizing most industry-standard drill collar sizes. The Company also provides customers with computer-aided analyses of optimal drilling jar placement in the bottom hole assembly to maximize drilling jar performance.

  Dailey Hydraulic Jar. Introduced in 1986 in response to the growing use of directional and horizontal drilling techniques, the Dailey Hydraulic Jar generally is suited for use in all directional drilling applications. Unlike mechanical jars, such as the L.I. Jar, the Dailey Hydraulic Jar does not require rotation of the drillstring to adjust the force of impact delivered. This adjustment feature provides more reliable control of the tool in highly-deviated or directionally drilled wells where rotating the drillstring is complicated by increased torque and drag resulting from greater contact of the drillstring with the walls of the well bore.

     Hydraulic drilling jars generally are more susceptible to failure caused by heat than are mechanical drilling jars. Heat reduces the viscosity of internal hydraulic fluids which diminishes the performance of a hydraulic drilling jar and, at higher temperatures, may render the tool ineffective. The sources of heat affecting hydraulic drilling jars are the internal heat generated by the tool in operation and ambient heat downhole. As a result of its patented design, the Dailey Hydraulic Jar is capable of operating for substantially longer periods of time without failure induced by internally generated heat. The Company believes this and other design features enable the Dailey Hydraulic Jar to operate for longer periods of time and to provide more consistent performance than competing hydraulic jars.

     L.I. Jar. The Company introduced the L.I. Jar in 1965. Although most commonly employed in conventional, "straight hole" drilling or in wells where the well bore deviates only slightly from vertical, the L.I. Jar also is capable of effective operation in highly-deviated drilling applications. The degree of upward or downward force delivered by the L.I. Jar to the drillstring when triggered can be adjusted from the surface while the tool remains downhole. The L.I. Jar is a self-cocking (up or down) jar that trips immediately after applying the required pull or weight. Because of its entirely mechanical mechanism and rugged construction, the L.I. Jar is known for its reliability and ability to deliver consistently the desired force of impact. The L.I. Jar is able to withstand extreme temperatures and can be adapted for geothermal drilling. Although patent protection for the L.I. Jar expired in 1983, it continues to be one of the most widely used mechanical drilling jars in the oil and gas drilling industry worldwide.

     DNT Jar. Like the Dailey Hydraulic Jar, the DNT Jar is designed primarily for use in directional drilling applications. The DNT Jar was introduced in 1987 and is used by customers who prefer a mechanical jar instead of a hydraulic jar. Although the DNT Jar's impact force cannot be adjusted while downhole as can the Dailey Hydraulic and L.I. Jars, its mechanism enables it to be reliably and consistently activated in directionally or horizontally drilled wells where temperatures are so great that hydraulic drilling jars would fail or be impaired. The DNT Jar features a patented mechanism that enables an operator to trigger the tool without affecting drillstring torque. Like all of Dailey's drilling jars, the DNT Jar is a self-cocking jar that trips immediately after being triggered.

  Hydraulic Fishing Jar and Related Tools

     Fishing operations generally are classified as either "open hole" or "cased hole," including "through tubing" fishing. Open hole operations usually are associated with drilling activities and are directed toward removing stuck drilling equipment, bits, drill pipe or bottomhole assemblies from the well bore in order to proceed with drilling operations. Cased hole operations usually are associated with existing wells in which production casing has been set and cemented. Workover rigs and rigs utilizing coiled tubing routinely are used to keep the well operating at expected levels of performance. The Company manufactures a range of sizes of jars used for fishing operations whether employing a workover rig or coiled tubing rig. During fiscal 1996, the Company introduced its double-acting, hydraulic coiled tubing jar (the "Dailey Coiled Tubing Jar"), which was designed and developed through the Company's research and development program. The Company believes that the Dailey Coiled Tubing Jar was the first double-acting, hydraulic coiled tubing jar introduced for commercial operation in the oil and gas industry.

     The Dailey Hydraulic Fishing Jar (the "Dailey Fishing Jar"), Dailey Coiled Tubing Jar, Dailey Bumper Subs and Dailey HyPulse(R) Jar Slingers contain certain patented and proprietary features. Since fishing jars deliver only an upward blow when triggered, operators often utilize a bumper sub, which delivers a downward impact. Operators utilize fishing jar slingers to magnify the impact of the hydraulic fishing jar. Like the Dailey Hydraulic Jar, the Dailey Fishing Jar incorporates a patented hydraulic design that reduces internally-generated heat, which enables the Daily Fishing Jar to operate for substantially longer periods of time without failure induced by internally generated heat. The Company believes that this characteristic and other proprietary designs and manufacturing features make the Dailey Fishing Jar a reliable product, capable of operating for longer periods of time and providing more consistent performance than competing hydraulic fishing jars.

     As of the date of this Prospectus, the Company believes that its current inventory of Dailey Fishing Jars and Dailey Coiled Tubing Jars is insufficient to meet current demand for such products. Utilizing net proceeds from the Offering, the Company intends to manufacture additional jars to be used in international and domestic markets.

  Other Products

     In connection with its directional drilling services, the Company owns and leases certain non-proprietary drilling tools that it leases to operators as components of the bottom hole assembly, such as non-magnetic drill collars and stabilizers, string stabilizers, near bit stabilizers, various short drill collars and select heavyweight drill pipe. The Company believes that owning and leasing an inventory of such products allows the Company to increase the profitability of its directional drilling services.

MARKETING AND DISTRIBUTION

     The Company traditionally has marketed its directional drilling services in the Gulf of Mexico, the United States Gulf Coast region and Venezuela. During the past year, the Company began offering its directional drilling services in the Austin Chalk. Marketing for the Company's directional drilling services is conducted entirely through the Company's direct sales force located in the Company's principal offices in Conroe, Texas, and in its district offices located at Houston, Texas; Lafayette, Louisiana and Venezuela. The Company's sales representatives have extensive experience in directional drilling and monitor the latest drilling tool developments and drilling techniques.

     The Company typically provides its directional drilling services on a per-day basis. The Company's directional drillers, at least one of whom is always present during a directional drilling project, are billed separately to customers at a per-day rate. The Company's MWD units and related products, if requested by the customer, are billed to customers at a per-day rental rate. Downhole motors typically are rented at an hourly rate. The Company considers its directional drilling services to be an integral part of its distribution efforts for its downhole tools.

     The Company markets its downhole tools primarily to major oil companies, independent oil and gas exploration companies, drilling contractors, and drilling services consultants. In international markets, state-owned oil and gas companies also are a significant customer group.

     Fishing tools generally are rented or consigned on a long-term basis to fishing services companies. In order to protect the proprietary nature of its tools, the Company has made a strategic decision not to sell its fishing tools to fishing service companies. Rather, the Company rents its fishing tools to the fishing services companies or directly to the well operator. Although the Company believes its marketing strategy has allowed it to earn higher margins on its fishing tools while at the same time reducing the ultimate cost to the customer, the Company believes that this strategy has limited its ability to increase market share since fishing service companies generally prefer to purchase their fishing tools rather than rent from third parties.

     Domestic marketing of the Company's downhole tools is conducted by the Company's direct sales force located in the Company's principal offices in Conroe, Texas, and in five principal sales offices located at Conroe; Corpus Christi, Texas; Houma, Louisiana; Bakersfield, California; and Anchorage, Alaska. The Company's service representatives are trained in the basic maintenance and operation of each of its downhole tools. Likewise, the sales representatives have extensive personal experience in directional drilling and monitor the latest drilling tool developments and directional drilling techniques.

     International marketing of the Company's downhole tools is conducted primarily through the Company's direct sales force or through independent international agents and also through cooperative marketing arrangements with local companies. Internationally, the Company determines its method of marketing its downhole tools on a region-by-region and country-by-country basis. The factors that the Company considers when determining whether to operate through a direct sales force or through independent agents include political and economic stability in the country and region, logistics in providing the Company's downhole tools to the customer, market size, foreign taxes, labor laws and import and export procedures. In countries where management believes drilling activity is likely to remain high for a sustained period, the Company is most likely to market and distribute its rental tools through a direct sales force rather than through international agents, if practical. In such instances, the Company leases facilities to accommodate administrative, marketing, distribution, and tool maintenance functions similar to its district facilities in the United States.

     All pricing and rental terms and conditions of rental are established by the Company and may not be varied by international agents without approval of the Company. International agents typically offer other products and services but substantially all of these agents are contractually prohibited from offering competing products unless the Company does not offer the particular tool or size of tool in the agent's territory.

     The Company does not believe that any one customer accounted for more than 10% of the Company's revenues during any of the Company's three most recent fiscal years.

INTERNATIONAL OPERATIONS

     The Company's international operations accounted for approximately 46%, 39% and 42% of total revenues for fiscal 1994, 1995 and 1996, respectively. As of April 30, 1996, the Company had operations in approximately 34 foreign countries. See Note 13 of notes to consolidated financial statements of the Company contained elsewhere in this Prospectus for additional information regarding foreign and domestic revenues.


     The Company currently utilizes 11 international agents responsible for international marketing in certain of its markets. International agents also perform maintenance of the Company's downhole tools in their custody at their own facilities. International marketing and distribution is organized into four major regions: Europe/West Africa, Middle East, Southeast Asia and Latin America. Each region is further divided into multiple and sometimes overlapping territories, generally based on political boundaries. Regional supervisors are assigned by the Company to oversee international operations, particularly with respect to proper maintenance and redressing of tools and to provide sales support and technical assistance to customers.


     Dailey's international operations are subject to special considerations inherent in doing business outside the United States, including political instability, war, civil disturbances and governmental activities, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which Dailey operates have adopted, or are subject to, policies that mandate that preference be given to companies that are majority-owned by local nationals. In addition, the Company conducts a portion of its international operations in currencies other than the United States dollar. See "Management's Discussion and Analysis of Financial Condition -- Results of Operations".

ARRANGEMENTS WITH CUSTOMERS

     The Company typically charges its customers a per-day rate for each directional driller and MWD technician provided by the Company. Domestically, the Company separately charges its customers a per-day rental rate for MWD units and related equipment utilized by the customer. Downhole drilling motors provided by the Company are billed based upon an hourly rate.

     The Company's international directional drilling operations currently are limited to Venezuela. The Company charges for its services based upon a per-well basis, which charges include an estimate of the number of days the Company's directional drillers and MWD technicians will be on-site as well as an estimate of the MWD equipment and related tools that will be utilized in drilling the applicable well. In situations where the Company is subcontracting its services to another directional drilling company, it receives a per day charge for its services, in some cases subject to a maximum possible charge.

     The Company chooses to offer its downhole tools primarily for rental in order to protect its proprietary designs and assure quality control in their maintenance and operation. The Company believes that a substantial portion of the drilling jars in use worldwide are rented rather than purchased by the end-user.

     The Company typically rents its drilling tools by the day on a per-rig basis. Because many customers prefer to have additional or substitute tools of varying sizes on site, the Company classifies its drilling tools as either "operational" or "standby" for purposes of calculating rental charges. Daily rental rates for standby tools generally are less than standard rates for operational tools, although in some international markets the same daily rent is charged for operational and standby tools. In some domestic market areas, the Company supplies standby tools at no additional charge.

     In international markets, the Company generally receives a standard inspection charge for drilling tools actually used and returned. Additional charges are assessed for parts damaged beyond normal wear. A substantial replacement or "lost-in-hole" charge is made for tools that are lost or abandoned. Rental rates for operational and standby tools, damage charges and lost-in-hole charges vary by product, domestic or international location, and local competitive conditions. Longer-term tool rental contracts are negotiated, particularly with major oil companies or with operators drilling a multiple well program.

     The Company occasionally offers its L.I. Jar and spare parts for sale in certain international markets. Sales generally are confined to national oil companies of countries where political risks, governmental restrictions, or other operating conditions are such that the Company has chosen not to establish rental operations, either directly or through agents.

MANUFACTURING

     The manufacturing processes generally required to produce the Company's downhole tools are machining, fabrication, assembly of components manufactured by the Company or outside suppliers, and quality control testing. The Company's downhole tools are manufactured primarily from bars and tubes of high grade alloy and stainless steel made to the Company's proprietary metallurgical specifications and various seal materials. While the Company chooses to purchase some raw materials and component parts from single vendors, management believes that the raw materials and component parts used in its tools are generally available from multiple sources at competitive prices.

     Prior to fiscal 1994, the majority of the component parts for the Company's downhole tools were manufactured by Company personnel at locations owned or leased by the Company, while only certain specialized manufacturing operations were outsourced to third parties. Beginning in 1991, the Company made a strategic decision to increase the proportion of the components of its various downhole tools that were manufactured by outside third parties; however, assembly of the Company's downhole tools is still done entirely in-house. Pursuant to this strategy, the Company attempts to outsource those manufacturing processes that can be performed more efficiently and cost effectively by outside third parties while still satisfying Dailey's rigid quality control standards. In order to safeguard the proprietary nature of its various downhole tools, the Company does not outsource the manufacture of proprietary components and maintains a policy of manufacturing at least one aspect of each of its downhole tools in-house. The Company believes that its manufacturing capabilities and arrangements are sufficient in order to meet the demand and timing needs of the Company's customers for the next 12 months. Machining of larger components and spare parts, including the most complex components, is done by the Company at its manufacturing plant in Conroe, Texas. The Company uses independent machine shops to produce many of the smaller spare parts, which the Company believes can be more competitively machined by such independent shops. During the past five years, one vendor has been the Company's only supplier of filters that go into the Company's hydraulic downhole tools. The Company has not identified alternate suppliers of such filters. To date, the Company has not experienced significant supply problems with this vendor.

     Quality control is stressed throughout the manufacturing process to produce downhole tools meeting the Company's high standards for reliability and performance. Quality control inspections are conducted by specially trained personnel. Steel bars and tubes are inspected and tested for compliance with the Company's metallurgical specifications. Each part, whether produced by the Company or others, is individually inspected for conformity with design specifications. Each critical component is also inspected for cracking by magnetic particle inspection. Upon final assembly, drilling and fishing jars are repeatedly triggered in specially designed test racks to assure proper performance before shipment.

     All of the Company's downhole tools except the Company's drilling motors are currently assembled at its plant in Conroe, Texas. Drilling motors are assembled at the Company's Houston, Texas facilities. The

Company believes that it has sufficient manufacturing capacity to accommodate anticipated demand for its downhole tools without expanding its manufacturing facilities in the United States.

MAINTENANCE

     Maintenance of the Company's downhole tools is conducted in the United States at six of the Company's facilities, each of which is specially equipped for that purpose. In the United Kingdom, Colombia and Venezuela, maintenance is conducted by Company personnel, and elsewhere by the Company's international agents who are subject to periodic quality control inspection and supervision by Company personnel. The Company's emphasis on quality control also is applied to maintenance of its downhole tools. Upon return to the Company's district service and distribution facility, each tool is activated repeatedly in a test rack to detect performance deficiencies. The tool is then disassembled, metallic parts are inspected, non-metallic parts are replaced as needed, and moving parts are examined for excessive wear. The tool is then reassembled, painted "Dailey blue", the characteristic blue color associated with Dailey products, and returned to the rental fleet.

RAW MATERIALS

     The manufacturing processes performed in house by the Company require a ready supply of high-quality, special alloy steel and other raw materials. The Company purchases its raw materials from various vendors, none of which supplied a majority of the Company's supply of steel during fiscal year 1996. Consistent with the recent upturn in the demand for steel and other raw materials used in the oil and gas industry, the Company has begun to experience longer lead times for delivery of raw materials, primarily steel, which requires the Company to predict further in advance its needs for such materials. Although the Company typically places orders for its steel at least three months in advance and usually stores with a third party a reserve supply of steel adequate to cover the Company's demand for steel for at least one month, any prolonged disruption in steel supply could affect the Company's ability to meet production schedules and commitments, which could have a material adverse effect on the Company's financial condition and results of operations.

INTELLECTUAL PROPERTY

     The Company believes that the proprietary aspects of many of its downhole tools provide it with certain competitive advantages. In particular, the Company believes that the trademarks and servicemarks protecting the Dailey name in domestic and international markets, as the case may be, are of primary importance. The Company relies on a combination of patents, trade secrets, trademarks and servicemarks and copyrights to protect its proprietary technologies and intellectual properties. Dailey owns numerous patents in the United States and other countries.

     The markets for the Company's downhole tools are characterized by continual technological developments that have resulted in, and will likely continue to result in, improvements in product function and performance. The Company believes that its success will depend on its ability to respond to technological developments on a timely basis, either internally or through strategic alliances or acquisitions. Current competitors or new market entrants may develop new technologies, products, services or standards that could render the Company's products and services obsolete. Furthermore, after Dailey's patents expire, the Company's competitors could develop products substantially similar to the Company's downhole tools. In this regard, the Company maintains an engineering staff in Conroe, Texas, which is responsible for designing and developing new products and improvements to existing products.

     The Company holds approximately 22 patents in the United States and numerous counterparts in other countries and has approximately 41 trademarks registered in the United States and foreign countries. The Company has five servicemarks that are registered in the United States. Patents protect features of the Dailey Hydraulic Jar, Dailey Fishing Jar, DNT Jar, R.A.M. Shock Absorber and Dailey Drilling Motor as well as other of the Company's products. The United States patents for the Company's products expire in years ranging from 1999 to 2011. The L.I. Jar has not been protected by patent since 1983. Certain features of other products offered by the Company have been granted United States and foreign national patent protection, or have patent applications pending. Many of the Company's competitors also have obtained or applied for patent protection for competing products offered by them. There is no assurance that the Company's patents will prove enforceable, that any patents will be issued for which the Company has made application or that competitors will not be able to develop functionally similar downhole tools not violating any patents the Company has or may obtain.

     The Company regards its patents, trademarks and servicemarks, know-how and proprietary information to be of significant value and vigorously protects its intellectual property rights, by litigation if necessary. The Company also believes that its engineering, manufacturing, and technical knowledge and experience are important to its competitive position. Although the Company does not consider its business to be wholly dependent on any single patent or trademark, the loss of patent protection for the Dailey Hydraulic Jar or Dailey Hydraulic Fishing Jar could have a material adverse effect on the Company.

RESEARCH AND DEVELOPMENT

     The Company conducts its research and development ("R&D") activities through its engineering department and believes that its engineering facilities in Conroe, Texas are fully equipped to enable the Company to take a new product from design through the evaluation and prototype manufacturing stages. The Company's engineering department employs 12 individuals, including four design engineers. The Company's R&D expenditures during the three fiscal years ended April 30, 1996, were $736,000, $775,000 and $728,000, respectively, and it has budgeted $1.0 million for fiscal 1997 expenditures.

     The Company's engineering department works closely with its marketing department when developing and evaluating new downhole tools and enhancements to existing downhole tools. The Company believes its direct interaction with its customers has enhanced Dailey's ability to identify and determine demand for new products and improved products. Potential ideas and concepts are most often introduced to the engineering department by the Company's marketing personnel based upon requests from and needs of the Company's customers.

     In connection with its R&D efforts, the Company recently introduced its newest downhole tool, the Dailey Coiled Tubing Jar, which the Company believes was the first double-acting, hydraulic coiled tubing jar introduced for commercial operation in the oil and gas industry.

OPERATING RISKS AND INSURANCE

     The operations of the Company's customers are subject to hazards inherent in the oil and gas industry, such as blowouts, explosions, craterings, fires and oil spills, that can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and marine life, and suspension of operations. In addition, claims for loss of oil and gas production and damage to formations can occur in the workover process. If a serious accident were to occur where the Company's downhole tools are used or its directional drilling services are being provided, it could result in the Company being named as a defendant in lawsuits asserting potentially large claims.

     As protection against operating hazards, the Company maintains insurance coverage that it believes to be customary in the industry against these hazards, and whenever possible, obtains agreements from customers providing for indemnification against liability. The Company maintains general liability insurance in the primary amount of $1.0 million, policies to cover its buildings, equipment and other property with aggregate coverage limits over $25.0 million, as well as worker's compensation, maritime employer, auto, crime and political risk insurance. The Company also is insured under an umbrella liability policy with a coverage limits of $5.0 million in the aggregate. Most of the Company's policies provide for coverage on a per-occurrence basis, rather than a claim basis. The Company's policies generally exclude coverage for losses and liabilities relating to environmental damage or pollution, breach of contract or fraud or deceptive practices. The Company does not maintain professional liability insurance.

     Although historically the Company's insurance coverage has greatly exceeded the amount of its claims, and management believes that the Company's insurance coverage is adequate for its present operations, a successful liability claim for which the Company is underinsured or uninsured could have a material adverse effect on the Company. The Company often is required to indemnify major customers pursuant to master service agreements.

COMPETITION

     All of the Company's products and services are offered in highly-competitive markets in which many of the Company's competitors are divisions or subsidiaries of larger, better capitalized corporations. In directional drilling services, the Company believes that the principal competitive factor is the availability of qualified experienced directional drilling personnel, particularly personnel with whom the customer has had satisfactory experience, and to a lesser extent, breadth of products and services offered, price and technology. Because of this, the competition among directional drilling service companies to employ the most reputable, qualified and experienced directional drilling personnel is intense. The Company believes its directional drilling personnel have excellent qualifications and experience, and is seeking additional personnel to enhance its competitive position in the directional drilling services industry. The Company believes that the leading competitors in the directional drilling services industry are fully-integrated service companies such as Anadrill/Schlumberger, Baker-INTEQ, Halliburton Energy Services and Sperry-Sun. The Company also competes with numerous smaller, independent companies that offer only directional drilling services or a relatively limited line of additional tools compared to fully-integrated competitors. The Company believes that it is among the leading independent directional drilling companies along the Gulf Coast and in Venezuela. The Company believes that its ability to recruit and retain highly qualified directional drillers, and in turn, offer its customers more personalized, high quality service, allows it to compete with the larger fully-integrated service companies with respect to customers that emphasize service and quality over price. The Company believes that the primary competitive advantages of the fully-integrated service companies are their ability to offer lower prices in certain areas and to offer certain technology, such as LWD services, which smaller directional drilling service companies, such as Dailey, currently do not offer.

     The Company believes its primary competitive advantages with respect to downhole tools are the dependability and performance characteristics of its drilling tools that the Company believes has resulted in worldwide recognition of the Dailey name, proprietary designs for many of its principal downhole tools, its ability to design, develop and market new and complementary products and services and its knowledgeable sales and technical service personnel. The Company generally does not emphasize price as a competitive feature of its drilling tools. Many of Dailey's competitors offer broader lines of drilling products and services with larger and broader distribution networks than does the Company. In addition, the Company competes with numerous smaller suppliers of specialty drilling and fishing tools. The principal competitive factors affecting the Company's drilling tools are reliability and performance, availability of appropriate tools, technical support and price.

     The Company competes with manufacturers and owners of downhole drilling tools. The dominant competitors in downhole drilling tools are Houston Engineers, a subsidiary of Wilson Industries, Inc., Weir-Houston, Baker Hughes, Bowen, Weatherford Enterra, Inc. and Griffith Tool Company, a subsidiary of Dreco Energy Services Limited. The three leading competitors with respect to fishing tools are Anadrill/Schlumberger, Bowen and Houston Engineers. Although the Company is a relatively small competitor among all manufacturers and owners of drilling and fishing tools, the Company believes that it is the world-wide leader in premium drilling jars supplied to the rental tool market. The Company has experienced some loss of drilling jar market share in certain international markets over the past several years due to increasing price competition.

     Management expects competition and customer price pressures to continue for the foreseeable future with respect to its downhole tools and its directional drilling services.

EMPLOYEES

     At April 30, 1996, the Company had 323 employees, approximately 84% of which were located in the United States. The Company has never experienced a work stoppage and considers its employee relations to be excellent. The Company has no collective bargaining agreements.

REGULATION

     Various federal, state and local laws and regulations covering the release of materials into the environment, or otherwise relating to the protection of the public health and the environment, affect the Company's and its customers' domestic operations, expenses and costs. The trend in environmental regulation has been to place more restrictions and limitations on activities that may impact the environment, such as emissions of pollutants, generation and disposal of wastes, and use and handling of chemical substances. Increasingly strict environmental restrictions and limitations, as well as the obligation to remediate existing contamination, have resulted in increased operating costs for the Company and other similar businesses throughout the United States, and it is possible that the costs of compliance with environmental laws and regulations will continue to increase, both for the Company and its customers. In this regard, the Resource Conservation and Recovery Act ("RCRA"), a federal statute governing the disposal of solid and hazardous wastes, includes a statutory exemption that allows oil and gas exploration and production wastes to be classified as non-hazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. If oil and gas exploration and production wastes were required to be managed and disposed of as hazardous waste, either as a result of change in RCRA or the imposition of more stringent state regulations, domestic oil and gas producers, including many of the Company's customers, could be required to incur substantial obligations with respect to such wastes. Because of the potential impact on the Company's customers, any regulatory changes that impose additional restrictions or requirements on the disposal of oil and gas wastes could adversely affect demand for the Company's products and services. In addition, the Company is subject to laws and regulations concerning occupational health and safety. The Company's international operations also are subject to international laws respecting environmental and worker safety matters in the countries in which they operate. The Company believes that it is in substantial compliance with the requirements of environmental and occupational health and safety laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate impact of such laws and regulations on the Company's business. Any violation of such laws could subject the Company to fines, penalties or other liabilities.

     Capital expenditures for property, plant and equipment for environmental control facilities during fiscal 1996 were not material. Based on the Company's experience to date, the Company currently does not anticipate any material adverse effect on its results of operations or financial condition as a result of future compliance with existing environmental laws and regulations controlling the discharge of materials into the environment. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require additional expenditures by the Company, which may be material.

PROPERTIES

     The following table summarizes the Company's significant owned and leased properties as of April 30, 1996:

        LOCATION OF FACILITY       PROPERTY INTEREST                     USES
    -----------------------------  ------------------  ----------------------------------------
    Conroe, Texas................       Leased(1)             Corporate Offices, Sales,
                                                           Manufacturing, Maintenance, R&D

    Aberdeen, Scotland...........        Leased                   Sales, Maintenance

    Anchorage, Alaska............        Owned                    Sales, Maintenance

    Anaco, Venezuela.............        Leased                   Sales, Maintenance

    Bakersfield, California......        Leased                         Sales

    Bogota, Colombia.............        Leased                   Sales, Maintenance

    Cabimas, Venezuela...........        Leased              Directional Drilling Office,
                                                                  Sales, Maintenance

    Corpus Christi, Texas........        Owned                    Sales, Maintenance

    Houma, Louisiana.............        Owned                    Sales, Maintenance

    Houston, Texas...............        Owned               Directional Drilling Office,
                                                                  Sales, Maintenance

    Lafayette, Louisiana.........        Owned               Directional Drilling Office,
                                                                  Sales, Maintenance

- ---------------

(1) Leased from Lawrence. See "Certain Relationships and Related Transactions".

     The Company considers all of its facilities to be in good operating condition and adequate for their present uses. The Company believes that it has sufficient manufacturing, maintenance, service and storage capacity to meet its current and anticipated requirements. The Company also utilizes properties provided by its international agents, which the Company currently does not lease.

LEGAL PROCEEDINGS

     The Company is not a party to, nor is any of its property the subject of, any pending legal proceedings, other than ordinary routine litigation incidental to its business, including litigation relating to the Company's intellectual property, and which is believed to be either covered by insurance or not material in amount.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     In connection with the Offering, the Board of Directors of the Company will be expanded to six positions. The Company's Restated Certificate of Incorporation provides for the classification of the Board of Directors into three classes of directors, with the term of each class expiring at successive annual stockholders' meetings. At and after the 1997 annual meeting of stockholders, all nominees of the class standing for election will be elected for three-year terms. It is intended that the directors named below will constitute the Board of Directors of the Company at the time of the closing of the Offering.

     Set forth below is the name, age as of the date of this Prospectus, and position of each of the directors, executive officers and other significant employees of the Company as they will exist at the closing of the Offering, and, with respect to each director, the year of expiration of his initial term of office. The Company intends to add two additional outside directors as soon as possible after the Offering. It is expected that such directors will be members of the Audit and Compensation Committees and serve for terms expiring in 1997.

                                                                                       YEAR TERM
                                                                                      AS DIRECTOR
               NAME                    AGE                  POSITION                  WILL EXPIRE
- -----------------------------------    ---     -----------------------------------    -----------
J. D. Lawrence.....................    50      Chairman of the Board of Directors         1999
James F. Farr(1)(2)................    39      President, Chief Executive Officer         1999
                                               and Director
William D. Sutton(1)(2)............    42      Senior Vice President, General             1998
                                               Counsel, Secretary and Director
David T. Tighe(2)..................    44      Senior Vice President -- Finance,          1998
                                               Chief Financial Officer, Treasurer
                                                  and Director
John E. Blacklaws..................    39      President -- Production Services
James C. Brame.....................    44      Vice President -- Business
                                                  Development
Benjamin A. Brooks, Jr.............    42      Vice President -- Manufacturing,
                                                  Production Services
Dwight A. Goolsbay.................    35      Vice President -- MWD Services
Cecil W. Harvey....................    59      President -- Drilling Systems and
                                                  Dailey Oil Tools
Gary P. Hertfelder.................    41      Vice President -- Engineering/R&D
Martin Lyons.......................    46      Senior Vice
                                               President -- Directional Drilling
                                                  and Marketing
James J. Orr.......................    53      Vice President -- Domestic
                                               Directional Drilling and Marketing
James J. Percle....................    40      Vice President -- Operations

- ---------------

(1) Member of the Audit Committee of the Board of Directors.

(2) Member of the Executive Committee of the Board of Directors.

     All officers of the Company are elected by the Board of Directors of the Company and hold office until the earlier of their resignation, removal or other termination. All of the executive officers listed above has entered into employment agreements with the Company effective upon consummation of the Offering pursuant to which they hold their current positions. See "-- Employment Agreements".

     J. D. Lawrence has been a director of the Company since 1973, and Chairman of the Board of Directors since June 1989. He has been employed by the Company since 1968, serving as its President from 1982 to 1989 and as a Vice President from 1973 to 1982. Mr. Lawrence is Chairman of the Board of Directors, President and the sole director of Lawrence.

     James F. Farr has been President of the Company since December 1990, its Chief Executive Officer since August 1991, and a director of the Company since September 1991. As International Manager from October 1989 to December 1990, he was responsible for all international activities, including the marketing, distribution and sale of the Company's products and services, and developing and maintaining the Company's relationships with its agents. From August 1988 to October 1989, Mr. Farr served as Managing Director of Dailey International, Inc., the Company's wholly-owned subsidiary, and as Regional Manager for Europe/West Africa, with responsibility for the Company's facilities in the United Kingdom as well as marketing operations in Europe/West Africa. From 1975 to August 1988, he served the Company in various managerial, marketing and operating capacities.

     William D. Sutton has been Senior Vice President, General Counsel and Secretary since 1984, and a director of the Company since September 1991. He has served as the Company's Secretary and General Counsel since 1980. He also served as a director of the Company from 1979 to 1990, and as a Vice President from 1982 to 1984. Prior to joining the Company in 1979, Mr. Sutton was an attorney in private practice.

     David T. Tighe has been Senior Vice President -- Finance and Treasurer of the Company since May 1988. He become a director of the Company in September 1991. From 1985 to April 1988, he served as Corporate Controller. From 1984 to 1985, he was the Company's Assistant Controller. Prior to joining the Company in 1984, Mr. Tighe, a certified public accountant, was Controller of Carolina International, Inc. from 1982 to 1984 and Tandem Industries, Inc. from 1980 to 1982.

     John E. Blacklaws has been President of Production Services since September 1994, with responsibility for the Company's manufacturing, engineering, domestic field repairs, and management of inventory. From November 1990 to September 1994, he was Vice President for the manufacturing and production division in Houston, Texas. From March 1989 to November 1990, he was Manager of Manufacturing Technical Services with quality control responsibilities at the Company's Houston facility and in the field.

     James C. Brame was named Vice President -- Business Development in July 1996. From August 1991 to June 1996, he served as Senior Marketing Analyst, Project Manager, Director of Business Development and IT Steering Committee Chairman. Prior to joining the Company in 1991, Mr. Brame was president and owner of a manufacturing and distribution company from 1986 to 1991. From 1977 to 1986, Mr. Brame held Assistant Controller and Manager of Financial Analysis and Reporting positions with Hughes Production Tools.

     Benjamin A. Brooks, Jr. was named Vice President -- Manufacturing, Production Services in May 1996. From June 1994 to April 1996 he served the Company as Western Hemisphere Manager and was responsible for the sales and operations of Dailey Oil Tools, Inc. in North, Central, and South America. Prior to joining Dailey, Mr. Brooks worked in manufacturing, engineering and marketing positions of internationally known downhole drilling tool companies, both domestically and abroad. From 1989 to 1994, Mr. Brooks was the President and owner of B.A. Brooks Interests Inc. Mr. Brooks is a Registered Professional Engineer in the State of Texas.

     Dwight A. Goolsbay has been Vice President -- MWD Services since May 1996. As an MWD Product Manager between December 1993 and May 1996, he was responsible for managing Dailey's entry into the domestic and international MWD services business. From October 1990 to December 1993, he was a drilling motor product engineer and assisted with development and expansion of the drilling motor product line. Prior to joining the Company in 1990, Mr. Goolsbay was the Oklahoma City District Manager for Halliburton

Drilling Systems, Inc. -- MWD Division. From 1985 to 1987, he was U.S. Operations Coordinator for Drilex Systems, Inc. in Houston, Texas.

     Cecil W. Harvey has been President of Dailey Oil Tools since June 1996 and President of Drilling Systems since December 1993 and General Manager of Dailey Directional from December 1990 to December 1993. From May 1989 to December 1990, he was Vice President -- Marketing with responsibility for the Company's domestic and international downhole tool marketing, rental, sale, distribution and service operations. From July 1987 to May 1989, he was Vice President of Dailey Directional. From 1985 to July 1987, he was District Manager for the Company's Lafayette, Louisiana directional drilling operations. From 1983 to 1985, Mr. Harvey was the United States Operations Manager of AMF Scientific Drilling Control in Houston, Texas with responsibilities for its directional drilling, steering tool and survey operations.

     Gary P. Hertfelder was named Vice President Engineering/R&D in December 1994. From February 1994 to December 1994, he served the Company as Vice President Engineering/Operations of environmental remediation technology division which focused on applying oil and gas industry technologies, including horizontal drilling techniques, for remediation of petroleum contaminated sites. As Special Projects Manager, from May 1993 to February 1994, he was responsible for identifying new products and technologies. From November 1992 to May 1993, he was Marketing Manager responsible for development of marketing strategies. As International Technical Manager, from November 1991 to November 1992, he was responsible for worldwide customer technical support concerning Company products and services. He joined the Company in November 1987 as Technical Services Engineer and served in this capacity to November 1991. Prior to joining Dailey, Mr. Hertfelder was employed by several oil and gas exploration companies including Union Oil Company of California, Grace Petroleum Company and Collet Oil Ventures, Inc., in various drilling and production engineering capacities. Mr. Hertfelder is a Registered Petroleum Engineer in Texas.

     Martin Lyons was named Senior Vice President Directional Drilling & Marketing in May 1996. From December 1993 through May 1996, he served as Vice President Directional Drilling, responsible for management of all the Company's domestic directional drilling sales and operations. His duties during this time period also included operations and capital budgeting for all domestic directional drilling operations. During the time period of August 1990 to December 1993 he functioned as Western Division Manager and was responsible for the Gulf Coast directional drilling and sales operations west of the Sabine River. From August of 1989 to August of 1990 Mr. Lyons was a Senior Technical Sales Representative in the Houston, Texas market. Prior to joining Dailey, Mr. Lyons was employed by Helmer Directional Drilling, Inc. were he held the positions of Office Manager and Directional Drilling Supervisor.

     James J. Orr has been Vice President -- Domestic Directional Drilling and Marketing since May 1996, and Vice President -- Drilling Motors and MWD Services since December 1993 and was responsible for managing Dailey's entry into the domestic and international drilling motor and MWD business. From November 1989 to December 1993, he was Drilling Motor Development Manager assisting in the design, development and expansion of the drilling motor product line. Prior to joining Dailey in 1989, Mr. Orr was Gulf Coast Regional Manager for Drilex Systems, Inc., responsible for sales and operations from 1986 to 1989. From 1983 to 1986 he was Senior Technical Sales and Operations Representative for the Hughes Tool Company's Drilling Motor Program.

     James J. Percle joined the Company as Vice President -- Business Development in May 1996 and was named Vice President -- Operations in July 1996. He has served as an officer and in managerial positions with oilfield service companies from 1975 through the present, the most recent being from December 1986 to November 1995 as Director and Chief Operating Officer and President of Enterra International Limited.


     During the past ten years, Messrs. Lawrence, Sutton and Tighe have been directors and/or officers of over 13 subsidiaries (other than the Company) of Lawrence Industries, Inc., each of which engaged in activities unrelated to the oil and gas industry. Both Mr. Sutton and Mr. Tighe have resigned from these positions, except that Mr. Sutton will remain a director and minority shareholder of First Surety Title Company, Inc. One of these subsidiaries, Legend Outfitters, Inc. ("Legend Outfitters"), was a sporting goods company with annual revenues of less than $2.3 million. Legend Outfitters was operated by Mr. Lawrence's wife, who acted as its chief executive officer and chief operating officer, and by two other individuals who acted as Legend Outfitter's chief financial and accounting officers. Messrs. Lawrence, Sutton and Tighe did not have significant involvement in the day-to-day operations of Legend Outfitters. In 1993, Legend Outfitters filed for protection under Chapter 7 of the United States bankruptcy laws and was liquidated in 1995.

COMMITTEES

     Pursuant to the Company's Bylaws, the Board has established standing Audit and Executive Committees and will establish a Compensation Committee upon appointment of two outside directors following the Offering. The Audit Committee recommends to the Board the selection and discharge of the Company's independent auditors, reviews the professional services performed by, and the independence of, the auditors, reviews the plan and results of the auditing engagement and the amount of fees charged for audit services performed by the auditors, and evaluates the Company's system of internal accounting controls. The Compensation Committee will recommend to the Board the compensation to be paid to the Company's directors, executive officers and key employees and will administer the compensation plans for the Company's executive officers. The Executive Committee acts on behalf of the Board between regularly scheduled meetings of the Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1996 and during prior years, compensation levels were determined by the Company's Board of Directors, each of the members of which are officers of the Company. Following consummation of the Offering, the Company intends to appoint two outside directors who will constitute all of the members of the Board's Compensation Committee. The Board intends that the Compensation Committee will determine compensation levels and other benefits payable to the Company's executive officers following the Offering.

COMPENSATION OF DIRECTORS

     Employee Directors of the Company do not receive any additional compensation for their services as a director of the Company. The Company intends to pay an annual retainer of $15,000 to each non-employee director. In addition, each non-employee director will receive $1,000 for each Board of Directors meeting attended and $750 for each committee meeting attended. The Company will also pay reasonable out-of-pocket expenses incurred by non-employee directors to attend Board of Directors and committee meetings. Non-employee directors also will be entitled to receive options pursuant to the 1996 Non-Employee Director Stock Plan. See "-- 1996 Non-Employee Director Stock Plan".

COMPENSATION OF EXECUTIVE OFFICERS

     The Company did not have a compensation committee prior to the Offering. During fiscal 1996, compensation levels were determined by the Company's Board of Directors, each of the members of which are officers of the Company. The following Summary Compensation Table sets forth information with respect to the President and Chief Executive Officer of the Company and the other four most-highly compensated officers of the Company for the fiscal year ended April 30, 1996:

                           SUMMARY COMPENSATION TABLE

                                           FOR THE YEAR ENDED APRIL 30, 1996
                                      -------------------------------------------
                                       ANNUAL COMPENSATION
                                      ----------------------       OTHER ANNUAL          ALL OTHER
    NAME AND PRINCIPAL POSITION        SALARY        BONUS         COMPENSATION       COMPENSATION(1)
- ------------------------------------  --------      --------      ---------------     ---------------
J. D. Lawrence......................  $296,532(2)   $ 73,280            *                 $ 2,326
  Chairman of the Board

James F. Farr.......................   248,651        55,500            *                     571
  President and Chief Executive
  Officer

Cecil W. Harvey.....................   112,441        19,520            *                   3,906
  President-Drilling Systems and
  Dailey Oil Tools

William D. Sutton...................   230,896        55,260            *                     824
  Senior Vice President, General
  Counsel and Secretary

David T. Tighe......................   148,671        54,960        21,723(3)                 901
  Senior Vice President-Finance,
  Chief Financial Officer and
  Treasurer

- ---------------

* Amounts exclude the value of perquisites and personal benefits because the aggregate amount thereof did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each Executive Officer.

(1) Represents payments for premiums for group term life insurance on behalf of such individual.

(2) Effective upon the closing of the Offering, Mr. Lawrence's salary will be reduced to $100,000, subject to subsequent adjustment upward in the discretion of the Compensation Committee of the Board of Directors. See "-- Employment Agreements" below.

(3) Includes $16,618 relating to accrued vacation cashed rather than taken during the year and $5,105 relating to a company automobile.

EMPLOYMENT AGREEMENTS

     Each of Messrs. Lawrence, Farr, Sutton and Tighe (collectively, the "Executive Officers") has entered into employment agreements (collectively, the "Executive Employment Agreements") with the Company effective upon consummation of the Offering. Each of the Executive Employment Agreements has an initial term through April 30, 1999. The Executive Employment Agreements provide for a minimum annual salary during the term of the Executive Employment Agreements of approximately $100,000, $240,000, $228,000 and $180,000 for Messrs. Lawrence,
Farr, Sutton and Tighe, respectively. The Executive Employment Agreements (except for Mr. Lawrence's agreement) also provide for the grant contemporaneously with the offering of 120,000 shares of restricted Class A Common Stock and options to purchase 71,712 additional shares to each Executive Officer. Such restricted stock and options vest over a period of three years. See "-- 1996 Key Employee Stock Plan." The Executive Employment Agreements also provide for certain automobile allowances, employee benefits, vacation and reimbursement of expenses.

     The Executive Employment Agreements may be terminated: (i) by the Company with or without cause (as hereinafter defined); (ii) by the Executive Officer's resignation; (iii) upon the death of the Executive

Officer; or (iv) upon the disability of the Executive Officer. Under the Executive Employment Agreements, "cause" is defined to mean any of the following events: (i) an act or acts of personal dishonesty taken by the Executive Officer and intended to result in substantial personal enrichment of the Executive Employee at the expense of the Company; (ii) repeated violations by the Executive Officer of his obligations under the Executive Employment Agreement that are demonstrably willful on the Executive Officer's part, and for which the Executive Officer has received more than one written warning that specifies each of the Executive Officer's violations; and (iii) the conviction of the Executive Officer of a felony; and, with respect to Messrs. Farr, Sutton and Tighe, any use of illegal drugs or conviction or the entry of a plea of nolo contendere or equivalent plea of any crime or offense involving moral turpitude.


     If the Company terminates the Executive Employment Agreement for any reason other than for "cause" and such termination is not within one year of a Change in Control (as hereinafter defined), the Company is required to pay to the Executive Officer an amount equal to the greater of (i) his total Base Salary (as defined in the Executive Employment Agreement) for the remainder of the Employment Period (as defined in the Executive Employment Agreement) or (ii) the greater of (a) three months of his Base Salary or (b) one month of Base Salary for each full year of service completed with the Company as of the date of termination. If the Company terminates the Executive Employment Agreement for any reason other than for "cause" and such termination occurs within one year of a change in control, or if the Executive Officer terminates the Agreement for Good Cause (as defined in the Executive Employment Agreement) and such termination occurs within one year of a Change in Control, the Company is required to pay to the Executive Officer an amount equal to the greater of (i) his total Base Salary for the remainder of the Employment Period; (ii) two times the greater of (a) his annualized Base Salary in effect upon the occurrence of the Change in Control or (b) his annualized Base Salary in effect on the date notice of termination is received; or (iii) one month of Base Salary for each full year of service completed with the Company as of the date of termination. Under the Executive Employment Agreements, a Change in Control occurs when (i) any person (other than those persons who own more than 10% of the combined voting power of the Company's outstanding securities on the date of the Executive Employment Agreements) becomes the beneficial owner, directly or indirectly, of 30% or more of the combined voting power of the Company's then outstanding voting securities or (ii) individuals who at the beginning of any period of two consecutive years constitute the Company's Board of Directors cease for any reason to constitute a majority of such Board of Directors at any time during such two-year period.


     Each of Messrs. Farr, Sutton and Tighe has agreed that for the term of his Executive Employment Agreement and (i) perpetually after termination for whatever reason, he will not, directly or indirectly, disclose confidential information; (ii) for a period of two years (one year for Mr. Tighe) following termination for whatever reason, he will not participate in any business in any geographic region in which the Company conducts business that is in competition with the Company or employ any of the Company's employees, induce any of the Company's employees to leave their employment or in any way interfere with the employee relations of the Company; and (iii) will disclose and assign to the Company all inventions developed by the officer.



     Each of Messrs. Blacklaws, Brame, Brooks, Goolsbay, Harvey, Hertfelder, Lyons, Orr and Percle have entered into an employment agreement with the Company effective upon consummation of the Offering providing for an initial term through April 30, 1999. Such employment agreements contain non-competition provisions ranging from one year to two years as well as confidentiality provisions and invention disclosure provisions. The agreements provide for initial grants of stock options to purchase shares of Class A Common Stock pursuant to the 1996 Plan ranging from 5,999 to 17,999 shares, which will vest immediately. The agreements provide for a severance benefit in the event of termination without cause ranging from three months to two years salary. The agreements do not have provisions regarding changes in control. Prior to the Offering, Mr. Harvey was subject to an employment agreement, which was superceded by the agreement described above.

1996 KEY EMPLOYEE STOCK PLAN

     The Company has established a stock option and restricted stock plan, the Dailey Petroleum Services Corp. 1996 Key Employee Stock Plan (the "1996 Plan"), pursuant to which incentive and non-qualified options to purchase shares of Class A Common Stock and awards of restricted shares of Class A Common Stock will be available for future grants.

     The 1996 Plan is designed to provide certain key employees, including officers and employee-directors of the Company, with additional incentives to promote the success of the Company's business and to enhance the Company's ability to attract and retain the services of qualified persons. The 1996 Plan will be administered by the Compensation Committee or such other committee of no less than two persons (the "Committee") appointed by the Board of Directors. Each Committee member must be a "disinterested person", as defined in Rule 16b-3 ("Rule 16b-3") promulgated under the Exchange Act and an "outside director" as defined under Section 422(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Under the Plan, options to purchase Class A Common Stock and restricted stock awards up to an aggregate of 900,000 shares of Class A Common Stock may be granted by the Committee. In the event options or restricted stock granted under the 1996 Plan or unvested restricted stock grants expire or terminate or are surrendered, the unexercised portion thereof may again be available for award under the 1996 Plan.

     The maximum number of shares subject to options that may be issued to, and the maximum number shares subject to restricted stock awards that may be granted to, any employee during any year is 120,000 and 120,000 shares, respectively. The exercise price of an option granted pursuant to the 1996 Plan may not be less than the fair market value of the Class A Common Stock on the date of grant. In the case of a grant of an option designated as an "Incentive Option" to an employee who owns more than ten percent of the total combined voting power of all classes of Common Stock (a "10% Stockholder"), the exercise price of each such option under the 1996 Plan may not be less than 110% of the fair market value of the Class A Common Stock on the date of the grant. No option may be granted under the 1996 Plan with a duration of more than ten years. In the case of a 10% Stockholder, no option designated as an "Incentive Option" may be granted with a duration of more than five years. Options designated as "Incentive Options" under the 1996 Plan may be treated as such only to the extent that the aggregate fair market value of the stock with respect to which options are exercisable for the first time by the option holder in any calendar year, under the 1996 Plan or any other incentive stock option plan of the Company, does not exceed $100,000 valued as of the date of grant.

     Under the 1996 Plan, the Committee may issue shares of restricted stock to employees for no payment by the employee or for a payment below the fair market value on the date of grant. The restricted stock is subject to certain restrictions described in the 1996 Plan, with no restrictions continuing for more than ten years from the date of the award. The 1996 Plan may be amended by the Board of Directors without any requirement of stockholder approval, except as required by Rule 16b-3 to obtain the benefits under such Rule and the incentive option rules of the Code.

     To date, no options or restricted stock awards have been granted under the 1996 Plan. Contemporaneously with the Offering, the Company intends to grant qualified options exercisable for 378,327 shares of Class A Common Stock to various executive officers at the initial public offering price, which will vest immediately, except for options granted to Messrs. Farr, Sutton and Tighe, which will vest over three years in 33.3% increments. In addition, the Company intends to grant to each of Messrs. Farr, Sutton and Tighe restricted stock awards in the amount of 120,000 shares contemporaneously with the Offering. These executive officers will not be required to make any payment for these restricted stock awards or grants of qualified options, which will vest over three years in 33.3% increments. Restrictions on transfer and forfeiture provisions upon termination of employment will apply to the restricted stock covered by these awards for a period of up to one year, after which time the restrictions will lapse and all of the stock will be owned by the employees free of further restrictions under the 1996 Plan.

1996 NON-EMPLOYEE DIRECTOR STOCK PLAN

     The Company has established the Dailey Petroleum Services Corp. 1996 Non-Employee Director Stock Plan (the "1996 Director Plan"), pursuant to which options to purchase shares of Class A Common Stock will be available for future grant to non-employee directors. The 1996 Director Plan is designed to enhance the Company's ability to attract and retain the services of qualified persons as directors and to provide such directors with a direct proprietary interest in the success of the Company. The 1996 Director Plan will be administered by the Board of Directors of the Company. Under the 1996 Director Plan, an aggregate of 100,000 shares of Class A Common Stock will be reserved for grant of options to purchase Class A Common Stock. In the event options granted under the Director Plan expire, terminate or are cancelled, the unexercised portion thereof may again be available for award under the Director Plan. The exercise price of an option granted pursuant to the 1996 Director Plan may not be less than the fair market value of the Class A Common Stock on the date of grant. No option may be granted under such Plan with a duration of more than ten years. The 1996 Director Plan generally may be amended by the Board of Directors without any requirement of stockholder approval except to the extent required by Rule 16b-3 to qualify for the benefits of such Rule. To date, no options have been granted under the 1996 Director Plan. As soon as two outside directors are appointed after the Offering, the Company intends to grant options to each non-employee director to acquire 10,000 shares of Class A Common Stock at an exercise price equal to the initial public offering price for Class A Common Stock set forth on the cover page of this Prospectus. In addition, options to acquire 10,000 shares automatically will be granted after each annual meeting of stockholders to each director who served as a director during the preceding six months and who will continue to serve as a director. Options granted under the Director Plan vest after the first anniversary from the date of grant.

401(K) PLAN

     The Company's employees were eligible to participate in a defined contribution retirement plan (the "Lawrence Plan") that complies with Section 401(k) of the Code and that was adopted by Lawrence for its employees and the employees of its subsidiaries. After the Offering, the Company's employees will continue to participate in the Lawrence Plan. Pursuant to the Lawrence Plan, the Company provides matching contributions up to 50% of the employee's contribution up to 2% of the employee's compensation.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Prior to the Offering, the Company has been a wholly-owned subsidiary of Lawrence and historically has entered into certain transactions and agreements with Lawrence. The Company intends that the terms of any future transactions and agreements between the Company and Lawrence will be at least as favorable as could be obtained from third parties. In this regard, the Company's Bylaws provide that unless certain conflict of interest procedures are met the Company will not engage in any transaction or series of related transactions in a single fiscal year involving an aggregate of $10,000 or more in which a direct or indirect interest is held by certain related parties including: (i) any holder of 20% or more of any class of the Company's capital stock; (ii) any director of the Company; (iii) any "affiliate" or "associate" (as such terms are defined in the rules promulgated under the Act of any director or 20% stockholder; (iv) any relative, by blood or marriage, within the third degree of consanguinity of any director or 20% stockholder ("Related Party Transactions"). Under the Company's Bylaws, Related Party Transactions may not be engaged in unless the proposed transaction is: (i) approved by the affirmative vote of a majority of the directors not having any personal direct interest in the proposed transaction, and (ii) is proposed to a committee of the Company's non-employee directors and the committee either affirmatively votes to approve the transaction or the committee fails to consider and vote upon the proposal within 10 business days of the time it is approved by a disinterested majority of the Company's Board of Directors. Depending upon the size and nature of the transaction, in any such review the Board may rely upon management's knowledge, utilize outside experts or consultants, secure appraisals, refer to industry statistics or prices or take such other actions as are appropriate under the circumstances.

PRINCIPAL STOCKHOLDER


     Upon completion of the Offering, Lawrence will beneficially own all of the outstanding Class B Common Stock, which will constitute 58% of the Company's Common Stock (approximately 55% if the Underwriters' over-allotment option is exercised in full) and 91% of the voting power of the Common Stock (90% if the Underwriters' over-allotment option is exercised in full). All of the capital stock of Lawrence is beneficially owned by Mr. Lawrence and Mr. Lawrence's family. Accordingly, Mr. Lawrence will be in a position to elect the directors of the Company and control all matters relating to management of the Company, including corporate strategy, acquisition or disposition of assets, issuances of Common Stock or other securities and payment of dividends. Mr. Lawrence is the Chairman of the Company's Board of Directors and the sole director of Lawrence. Prior to the Offering, Messrs. Farr, Sutton and Tighe, each of whom is a director and officer of the Company, resigned all positions held by them as officers of Lawrence or as officers and/or directors of Lawrence subsidiaries other than the Company, except that Mr. Sutton will remain a director and minority shareholder of First Surety Title Company, Inc., an affiliate of Lawrence, which from time to time may provide services to the Company.

     The Company and Lawrence have entered into certain contractual arrangements with respect to their relationship after the Offering is consummated. These agreements were reached in anticipation of the Offering and are not the result of arm's-length negotiation between independent parties. Copies of such agreements are included as exhibits to the Registration Statement of which this Prospectus is a part, and the following descriptions are qualified in their entirety by reference to such agreements.


     During the past several years, the Company has funded certain of its working capital requirements through advances from Lawrence, which have been evidenced by a note to Lawrence with an outstanding balance of $1.8 million at April 30, 1996. The Company intends to repay such note utilizing a portion of the net proceeds from the Offering. In addition, on June 27, 1996, the Company declared and paid a dividend in the form of the Dividend Note to the Company's sole stockholder, a subsidiary of Lawrence. On August 13, 1996, such stockholder contributed $5.0 million of the outstanding principal amount of the Dividend Note to the capital of the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources".


     During fiscal 1996, the Company's Chairman of the Board repaid approximately $87,000 relating to a loan made by the Company in June 1994. Such loan was evidenced by a promissory note in the principal amount of $75,000, accrued interest at a rate of 8% and was repayable on demand.

     During the year ended April 30, 1996, the Company paid a salary of $206,406, including bonuses, to Melissa Lawrence, the daughter of the Chairman of the Board. This employment arrangement was terminated on April 30, 1996, and the Company does not anticipate paying any salaries or bonuses to Ms. Lawrence in the future. This compensation related to certain services provided by Ms. Lawrence in fiscal 1996 and prior years in connection with a training program in which Ms. Lawrence participated that was designed to expose Ms. Lawrence to various aspects of the Company's business. In addition, during the fiscal years ended April 30, 1994, 1995 and 1996, the Company purchased office supplies totaling $131,901, $136,588 and $114,041, respectively, from a company owned and controlled by the Chairman's wife.

LEASE AGREEMENTS

     The Company maintains executive offices in a building located in Conroe, Texas and occupies four adjacent manufacturing and maintenance research and development, and storage facilities, all of which are owned by Lawrence. During fiscal 1994, 1995 and 1996 the Company incurred rent expense of $1,029,000, $1,244,000 and $1,306,000, respectively, relating to such properties. Prior to completion of the Offering, the Company will enter into a new lease agreement with Lawrence relating to the executive office building and a separate lease agreement relating to the adjacent facilities. The rental rates under these new lease agreements were determined by the Company and Lawrence based upon a survey of rental rates prepared by an independent consulting firm. Based upon this survey, the Company believes that the rental rates and other terms under these lease agreements are comparable to those that would be obtained in an arm's-length transaction with an independent third party.

     The Office Lease Agreement will be for a five-year term effective as of May 1996, and covers all of the 64,368 square feet of office space in the Conroe building, as well as the use of access roads and an adjacent outdoor parking lot. Rent is payable monthly at the rate of $48,276 per month for the first two years of the lease, $51,226 per month for the third year, $52,781 per month for the fourth year and $54,390 per month for the fifth year. Additionally, the Company will pay utilities, janitorial, security, maintenance, and personal property taxes. The landlord will pay the real property taxes and pay for extended coverage insurance. The

Company has the option to extend the lease for five years with monthly rent subject to annual increases based upon the proportion that annual increases in the United States Consumer Price Index for All Urban Consumers in Houston, Texas bears to that when the leased term commenced.

     The Service Center Lease Agreement will be for a five-year term effective as of May 1996. This lease covers the combined square feet of the district facility building, 31,316 square feet; the manufacturing building, 31,373 square feet; the open storage building, 17,000 square feet and the separator building, 1,530 square feet. The use of access roads and immediately surrounding grounds is also included. Rent is $28,000 per month for all four buildings in the aggregate. The Company has an option to extend the lease for five years with monthly rent subject to annual increases based upon the proportion that annual increases in the United States Consumer Price Index for All Urban Consumers in Houston, Texas bears to that when the lease term commenced.

RELATIONSHIP AGREEMENT

     Under the terms of a relationship agreement to be entered into prior to consummation of the Offering between the Company and Lawrence (the "Relationship Agreement"), the Company will agree to provide to Lawrence and its affiliates, upon their request and on an as-available basis, various administrative and management services including cash management, accounting, tax, data processing, human resources, and legal services. Lawrence will pay for such services at rates calculated to recover the Company's reasonable costs of providing such services. The Relationship Agreement also will provide that Lawrence will render to the Company technical consulting services when requested by the Company. In return, the Company will pay Lawrence approximately $250,000 per year for the term of the Relationship Agreement. The Relationship Agreement will commence upon the closing of the Offering and terminate on April 30, 1999, subject to earlier termination in the event of a material breach by either party. The Relationship Agreement will allow Lawrence to obtain, as needed, but subject to the Company's own requirements, services that historically have been provided to Lawrence or its affiliates by Dailey personnel.

     Prior to the Offering, the Company from time to time utilized aircraft owned by a Lawrence subsidiary. The Relationship Agreement will provide that the Company may charter such aircraft from Lawrence or its subsidiaries, subject to availability, at rates not exceeding those generally available for charter of substantially similar aircraft in the Houston, Texas, metropolitan area. The Relationship Agreement also will contemplate that the Company may, from time to time, rent equipment or vehicles to Lawrence on an as-available basis at fair market rental rates mutually agreed upon by the Company and Lawrence.

     In addition, under the Relationship Agreement, Lawrence and the Company have agreed to reimburse each other for the costs of certain insurance policies purchased by one party on behalf of the other.

     Pursuant to the Relationship Agreement, Lawrence must indemnify, defend and hold harmless the Company and its directors, officers and employees from and against any loss, liability or claim, including, without limitation, those attributable to the negligence of the Company or Lawrence, arising out of or relating to the Relationship Agreement and the acts or omissions of the Company or Lawrence thereunder. During the past three years, the Company and Lawrence have reimbursed each other for the costs of products and services that will be governed by the Relationship Agreement following the Offering. As of April 30, 1996, Lawrence owed the Company approximately $436,000, net, for such products and services.

TAX ALLOCATION AGREEMENT

     For taxable periods ending on or before the closing of the Offering, the Company will be included in the consolidated federal income tax returns filed by Lawrence as the common parent for itself, its subsidiaries and affiliated companies. Pursuant to the Tax Allocation Agreement to be entered into by the Company and Lawrence prior to the Offering, the Company will pay to Lawrence an amount equal to the federal income tax computed on the Company's (and its subsidiaries) taxable income on a separate-company basis less any tax credits generated by the Company or its subsidiaries. The Company will pay such amount even if the consolidated federal income tax return to which such payment relates does not set forth a net consolidated tax liability. Lawrence will not make any payment to the Company for any of the Company's net operating losses or tax credits, even if such net operating losses or tax credits have been used by Lawrence to reduce its separate federal income tax liability. While the Company is jointly and severally liable for federal income tax imposed on the Lawrence consolidated group while the Company is a member, the Tax Allocation Agreement will impose an indemnity on Lawrence in favor of the Company for any federal income tax relating to members of the Lawrence Group other than the Company and its subsidiaries, including any such tax related to or arising as a result of the Offering.

     The Tax Allocation Agreement will apply to the Company for all years in which the Company is or was included in the Lawrence consolidated federal income tax return. The Tax Allocation Agreement will apply to Lawrence and the Company in a comparable manner to the extent a state or other taxing jurisdiction requires or permits a consolidated, combined or unitary tax return to be filed by Lawrence and its affiliates and such return includes the Company.

CONFLICTS OF INTEREST

     The nature of the businesses presently conducted by the Company and Lawrence is sufficiently different that conflicts of interest are unlikely to arise in most operating circumstances. As previously discussed, the Bylaws require that the Company may not engage in a Related Party Transaction, unless certain conflict of interest procedures are first satisfied. Although Lawrence has no current intention of doing so, there can be no assurance that Lawrence will not engage in business competitive with that conducted by the Company.

     Conflicts of interest also could arise, for example, with respect to certain matters such as the dual status of J. D. Lawrence as sole director of Lawrence and Chairman of the Board of Directors of the Company, additional issuances of voting securities by the Company, acquisitions or dispositions of assets, the election of new or additional directors, or the appropriateness of paying dividends. As described above and under "Description of Capital
Stock -- Registration Rights", the Company and Lawrence will become party to a number of contractual arrangements that could give rise to conflicts of interest. Such conflicts could involve, for example, insurance matters, lease disputes, charges for administrative services, aircraft charters, tax matters and registration rights. Additional or modified agreements, arrangements and transactions may be negotiated among the Company, Lawrence and their respective subsidiaries after the closing of the Offering. Any such conflicts or additional agreements, arrangements or transactions are expected to be resolved on a negotiated basis. Lawrence will be the majority stockholder of the Company following the Offering and consequently such negotiations will not be at arm's length.

CERTAIN ROYALTIES

     In 1986, the Company purchased the design, patents and rights to certain hydraulic tools and entered into a royalty agreement with an individual who later became an officer of the Company. This individual resigned from the Company in 1994. The royalty expires in fiscal 1999 and fiscal 2003 as to the covered hydraulic drilling and fishing jars, respectively. Royalty agreements were executed between the Company and the royalty owner in fiscal 1993 and fiscal 1994 on newly issued methods and apparatus patents related to a double-acting drilling accelerator and improvements to hydraulic drilling jars. These new patents also were assigned to the Company. Upon expiration of the patents, no royalties will be required. For the fiscal years ended April 30, 1994, 1995 and 1996, payments to the former officer were $466,000, $826,000 and $843,000, respectively. See Note 9 to the notes to the consolidated financial statements elsewhere in this Prospectus.

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                             PRINCIPAL STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of the Class A Common Stock and Class B Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the Class A Common Stock in the Offering, by (i) each director and director nominee of the Company, (ii) each named executive officer, (iii) each person known or believed by the Company to own beneficially 5% or more of either the Class A Common Stock or Class B Common Stock and (iv) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power with respect to such shares.


                          SHARES BENEFICIALLY OWNED                           SHARES BENEFICIALLY OWNED
                           PRIOR TO THE OFFERING(1)                             AFTER THE OFFERING(1)
                     ------------------------------------    ------------------------------------------------------------
                      CLASS A      CLASS B                   CLASS A                 CLASS B                PERCENT(2)(3)
NAME AND ADDRESS OF   COMMON       COMMON                    COMMON     PERCENT      COMMON      PERCENT       VOTING
 BENEFICIAL OWNER      STOCK        STOCK      PERCENT(2)     STOCK     CLASS A       STOCK      CLASS B        POWER
- -------------------  ---------    ---------    ----------    -------    -------     ---------    -------    -------------
Lawrence(4)........      *        5,000,000        100%        *          *         5,000,000     100%            91%
J.D. Lawrence(5)...      *        5,000,000        100%        *          *         5,000,000     100%            91%
James F. Farr......      *            *             --       120,000(6)    3.4%         *          *              *
Cecil W. Harvey....      *            *             --         *          *             *          *              *
William D.
  Sutton...........      *            *             --       120,000(6)    3.4%         *          *              *
David T. Tighe.....      *            *             --       120,000(6)    3.4%         *          *              *
                     ---------    ---------    ----------    -------    -------     ---------    -------    -------------

All executive
  officers and
  directors as a
  group (5
  Persons).........      *        5,000,000        100%      360,000      10.1%     5,000,000     100%            92%


- ---------------

 *  Less than 1%.

(1) The Securities and Exchange Commission (the "Commission") has defined beneficial ownership to include sole or shared voting or investment power with respect to a security or the right to acquire beneficial ownership of a security within 60 days. The number of shares indicated are owned with sole voting and investment power unless otherwise noted.

(2) Percent based upon both Class A Common Stock and Class B Common Stock, combined.


(3) Assumes no exercise of the Underwriters' over-allotment option. In the event that the Underwriters' over-allotment option is exercised in full, Lawrence will beneficially own all of the Class B Common Stock then outstanding and 90% of the voting power of the Company. See "Description of Capital Stock -- Class A and B Common Stock".


(4) Represents shares owned by Dailey Holdings Inc. ("Dailey Holdings"), a wholly-owned subsidiary of Lawrence. The executive offices of Dailey Holdings and Lawrence are located at 2507 North Frazier, P.O. Box 1803, Conroe, Texas 77305.

(5) Includes 5,000,000 shares of Class B Common Stock held by Lawrence through Dailey Holdings. Mr. Lawrence and trusts for his children own all of the voting stock of Lawrence. Because of these relationships, Mr. Lawrence may be deemed to be the beneficial owner of all shares of Class B Common Stock owned by Lawrence.

(6) Contemporaneous with the Offering, each of Messrs. Farr, Sutton and Tighe will be granted 120,000 shares of restricted Class A Common Stock, which will vest over a three-year period in 33.3% increments.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary of certain provisions of the Company's Restated Certificate of Incorporation and the Amended Bylaws (the "Bylaws") of the Company, which are included as exhibits to the registration statement of which this Prospectus forms a part.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     The Restated Certificate of Incorporation provides for authorized capital stock of 35,000,000 shares, consisting of 20,000,000 shares of Class A Common Stock, 10,000,000 shares of Class B Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). Upon the consummation of the Offering, 3,560,000 shares of Class A Common Stock (4,040,000 shares if the Underwriters' over-allotment option is exercised in full), and 5,000,000 shares of Class B Common Stock and no shares of Preferred Stock will be outstanding. See "Management" and "Security Ownership of Management and Principal Stockholder".


CLASS A AND B COMMON STOCK

  Voting

     Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to seven votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class, except as otherwise required by law. Holders of the Company's Common Stock are not entitled to cumulative voting in the election of directors.

  Conversion

     Class A Common Stock has no conversion rights. A holder of Class B Common Stock may convert its Class B Common Stock into Class A Common Stock at any time at the ratio of one share of Class A Common Stock for each share of Class B Common Stock. Shares of Class B Common Stock immediately and automatically convert into an equal number of Class A Common Stock on the sale or transfer of such shares to a person or entity not a member of the "Lawrence Group". The "Lawrence Group" is comprised of Lawrence, James D. Lawrence, his spouse, children, grandchildren, nieces and nephews (collectively, the "Lawrence Family"), trusts or other entities controlled by, or for the benefit of, any member of the Lawrence Family or any other affiliate of Lawrence or the Lawrence Family.

  Dividends

     Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends payable in cash or property other than Common Stock on an equal basis, if and when such dividends are declared by the Board of Directors from funds legally available, subject to any preference in favor of outstanding preferred shares, if any. In the case of any dividend payable in Common Stock, all holders of Common Stock shall receive the same dividend, with the holders of Class A Common Stock receiving shares of Class A Common Stock and the holders of Class B Common Stock receiving shares of Class A Common Stock or Class B Common Stock, as determined by the Board of Directors when declaring such dividend.

  Liquidation

     In the event of liquidation, holders of Class A Common Stock and Class B Common Stock share with each other on a ratable basis as a single class in the net assets of the Company available for distribution after payment or provision for liabilities of the Company and payment of the liquidation preference, if any, on any outstanding preferred shares.

  Other Terms

     Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. In any merger, consolidation, reorganization, or other business combination, the consideration to be received per share by holders of either Class A Common Stock or Class B Common Stock must be identical to that received by holders of the other class of Common Stock, except that any securities received by holders of the Class A Common Stock or Class B Common Stock may differ as to voting rights only to the extent that voting rights now differ between Class A and Class B Common Stock. Holders of Common Stock are not entitled to preemptive rights and neither the Class A Common Stock nor the Class B Common Stock is subject to redemption.

     The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors of the Company is empowered, without approval of the stockholders, to authorize the issuance of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the rights, powers, preferences and limitations of each series. As a result, the Board of Directors has the power to afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to or greater than the rights of holders of Common Stock. The ability of the Board Directors to establish such rights, powers and preferences and to issue the Preferred Stock could be used as an anti-takeover device without further action on the part of the holders of Common Stock. The Company has no present plans to issue any Preferred Stock.

SPECIAL PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION

  Super-Majority Provisions

     The Restated Certificate of Incorporation provides that no agreement of merger or consolidation, agreement governing the sale of substantially all of the Company's assets, or agreement or plan governing liquidation of the Company that are required by Delaware law to be submitted to the stockholders of the Corporation for approval or rejection pursuant to Subchapter IX or X of the General Corporation Law of the State of Delaware shall be approved without the affirmative vote of the holders of at least 66 2/3% of the voting power of all shares of the Corporation entitled to vote thereon. This provision of the Restated Certificate of Incorporation may delay or hinder the ability of the Company to enter into certain transactions that a majority of the stockholders believe to be in the best interests of the Company and the stockholders.

  Limitation of Director Liability

     The General Corporation Law of the State of Delaware (the "GCLD") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although this law does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Restated Certificate of Incorporation limits the liability of directors to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.

  Indemnification

     The Restated Certificate of Incorporation contains provisions requiring the indemnification of the Company's directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, including circumstances in which indemnification is otherwise discretionary. The Company also has entered into indemnification agreements with each of its current directors and executive officers and intends to enter into similar agreements with individuals who become directors and officers after the closing of the Offering. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

  Classified Board of Directors; Removal of Directors

     The Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three classes, the members of which will serve staggered three-year terms. The Company believes that staggered terms of directors could help to assure the continuity and stability of the Board's and the Company's business strategies and policies as determined by the Board of Directors.

     The classification of directors will make changing the composition of the Board of Directors more difficult. At least two annual meetings of stockholders will be required to effect a change in a majority of the Board of Directors. Such a delay may ensure that the Company's directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be in the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its stockholders and whether a majority of the Company's stockholders believes that such a change would be desirable.

     The classification provisions also could discourage a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     In addition, the Restated Certificate of Incorporation provides that directors may be removed from office only "for cause" (as defined therein). Subject to rights of any holders of preferred stock, newly created directors and vacancies on the Board of Directors will be filled solely by the remaining directors then in office.

  Advance Notice Provisions for Certain Stockholder Actions

     The Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before an annual meeting of stockholders of the Company (the "Business Procedure").

     Under the Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws. If the Chairman or other officer presiding at a meeting determines that other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at the meeting.

     The Nomination Procedure requires that a stockholder give prior written notice, in proper form, of a planned nomination for the Board to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Bylaws. If the election inspectors determine that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

     Although the Bylaws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to the terms of the Registration Rights Agreement, upon the request of Lawrence (or certain assignees) for a period of ten years, the Company will register, on up to two occasions, the sale of a minimum of 500,000 shares and up to all 5,000,000 shares of Common Stock (subject to anti-dilution provisions) beneficially owned by Lawrence which Lawrence (or such assignees) requests to be registered under the Securities Act and applicable state securities laws. The Company will become obligated to register the sale of Common Stock on one additional occasion if Mr. Lawrence dies during the term of the Registration Rights Agreement and Lawrence previously has exhausted its two demand registrations. The Company's obligations are subject to certain limitations relating to the timing and size of registrations and other similar matters. In addition, the Company will not be obligated to register the Common Stock when in the good faith judgment of its Board of Directors such registration would materially adversely affect a pending or proposed public offering of the Company's securities or certain other transactions. The Company also is obligated to offer Lawrence and certain assignees the right to include shares of Common Stock owned by it in certain registration statements filed by the Company. The Company will indemnify Lawrence and each underwriter of Common Stock, including the officers, directors and controlling persons of such underwriters, for certain liabilities in connection with any such offering, other than liabilities resulting or arising from untrue statements or omissions made in conformity with information furnished to the Company in writing by Lawrence or such underwriter. The Company is obligated to pay all expenses incidental to such registration of Common Stock owned by Lawrence, excluding fees of counsel to Lawrence, underwriters' discounts and commissions, and transfer taxes.

DELAWARE ANTI-TAKEOVER LAW

     As a Delaware corporation, the Company is subject to Section 203 of the GCLD. In general, Section 203 prohibits the Company from engaging in a "business combination" (as defined therein) with an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

TRANSFER AGENT


     The transfer agent and registrar for the Class A Common Stock is KeyCorp Shareholder Services, Inc., Houston, Texas.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, Lawrence will own approximately 58% of the outstanding Common Stock (55% if the Underwriters' over-allotment option is exercised in full). In addition, the Executive Officers will own an aggregate of 360,000 shares of Class A Common Stock (the "Restricted Shares") pursuant to restricted stock awards under the 1996 Plan. The Company, Lawrence and the Executive Officers have agreed pursuant to a "lock-up" agreement that they will not, without the prior written consent of the Representatives (defined under "Underwriting"), offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock beneficially owned by such person or entity or any securities convertible into, or exchangeable for, shares of Common Stock in (i) a public offering or (ii) in a private offering unless, in the case of the Company only, (A) such private offering shall occur more than 30 days after the date of this Prospectus, (B) the Company will issue shares of its Class A Common Stock in such private offering as full or partial consideration for acquisition by merger or purchase of assets or businesses, and (C) the recipient of such Class A Common Stock shall agree not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of, such Class A Common Stock for the remaining portion of the 180-day period from the date of this Prospectus (except for Common Stock or options to purchase Common Stock pursuant to the 1996 Plan or 1996 Director
Plan). See "Underwriting".



     Upon completion of the Offering, the Company will have 8,560,000 shares of Common Stock outstanding (9,040,000 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 3,200,000 shares of Class A Common Stock sold in the Offering (3,680,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable in the public market without restriction by persons other than affiliates of the Company. The 5,000,000 shares of Class B Common Stock outstanding, which are owned by Lawrence, will be "restricted securities" within the meaning of Rule 144 under the Securities Act. Consequently, such shares may not be resold unless they are registered under the Securities Act or resold pursuant to an applicable exemption from registration under the Securities Act, such as Rule 144. Lawrence has the right to require the Company to register such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights".


     The Company plans to register the one million shares of Class A Common Stock available for issuance pursuant to the 1996 Plan and the 1996 Director Plan. Class A Common Stock acquired pursuant to such plans shall be available for sale in the open market by holders who are not affiliates of the Company and subject to volume and other limitations of Rule 144 by holders who are affiliates of the Company. Furthermore, shares of restricted stock issued pursuant to the 1996 Plan, such as the Restricted Shares, will be subject to vesting requirements and will not be tradeable until vested. See
"Management -- 1996 Key Employee Stock Plan".


     The Company believes that all of the outstanding shares of Class A Common Stock, except for the Restricted Stock, will be immediately tradeable in accordance with the provisions of Rule 144 upon expiration of the lock-up agreements described above. In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned, for at least two years, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the number of then outstanding shares of the respective class of Common Stock (40,400 shares for Class A Common Stock upon completion of the Offering if the Underwriters' over-allotment option is not exercised) and the average weekly reported trading volume in the respective class of Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain notice and manner-of-sale requirements and to the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company during the three months prior to resale and who has been deemed to have beneficially owned such shares for at least three years is entitled to sell such shares under Rule 144 without regard to the requirements discussed above.

     Prior to the Offering, there has been no public market for the Class A Common Stock and no prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market price of the Class A Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below (the "Underwriters"), for whom Jefferies & Company, Inc. and Southcoast Capital Corporation are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase, the number of shares of Class A Common Stock set forth opposite their respective names in the table below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus:


                                                                                  NUMBER
                                   UNDERWRITERS                                 OF SHARES
    --------------------------------------------------------------------------  ----------
    Jefferies & Company, Inc..................................................
    Southcoast Capital Corporation............................................

                                                                                ----------
              Total...........................................................   3,200,000
                                                                                  ========


     The Underwriting Agreement provides that the obligation of the Underwriters to purchase the shares of Class A Common Stock offered hereby is subject to certain conditions. The Underwriters are committed to purchase all of the shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below), if any are purchased.

     The Underwriters propose to offer the shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of           per share. The Underwriters may allow and such dealers may
reallow, a discount not in excess of           per share to certain other
dealers. After the initial public offering of the Class A Common Stock, the public offering price, the concession to selected dealers and the reallowance to other dealers, may be changed by the Representatives.


     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 480,000 additional shares of Class A Common Stock at the initial public offering price, less the underwriting discount. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Class A Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, made in connection with the shares of Class A Common Stock offered by this Prospectus.


     The Company, Lawrence and the Executive Officers have agreed that they will not, for a period of 180 days following the date of this Prospectus, without the prior written consent of the Representatives, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of any class of Common Stock beneficially owned by such person or entity or any securities convertible into, or exchangeable, for, shares of Common Stock in (i) a public offering or (ii) in a private offering unless, in the case of the Company only, (A) such private offering shall occur more than 30 days after the date of this Prospectus, (B) the Company will issue shares of its Class A Common Stock in such private offering as full or partial consideration for acquisition by merger or purchase of assets or businesses, and (C) the recipient of such Class A Common Stock shall agree not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of, such Class A Common Stock for the remaining portion of the 180-day period from the date of this Prospectus (except for Common Stock pursuant to the 1996 Plan and 1996 Director Plan).


     The Representatives have informed the Company that they do not expect the Underwriters to confirm sales of shares of Class A Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.

     At the request of the Company, the Underwriters have reserved up to 100,000 shares of the Class A Common Stock offered hereby for sale at the initial public offering price to employees of the Company and certain other persons designated by the Company who have expressed an interest in purchasing Class A Common Stock. The number of shares of Class A Common Stock available to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares of Class A Common Stock offered hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Prior to the Offering, there has been no public trading market for the Class A Common Stock and there can be no assurance that an active trading market will develop or be sustained upon the completion of the Offering. The initial public offering price of the Class A Common Stock will be determined by negotiations between the Company and the Representatives. The material factors considered in determining such public offering price will be the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the Company's past and present operations, the Company's past and present earnings and the trend of its earnings, the general condition of the securities markets at the time of the Offering and the price-earnings ratios and market prices of publicly traded securities of companies that the Company and the Representatives believe to be comparable to the Company.

     Pursuant to a letter agreement between the Company and Jefferies & Company, Inc., Jefferies & Company, Inc. has acted and will continue to act as a financial advisor to the Company in connection with the acquisition of, merger or other combination with certain potential acquisition targets. If the Company completes a transaction with any such target, the Company will pay Jefferies & Company, Inc. certain usual and customary fees for such services. The Company has not paid Jefferies & Company, Inc. and is not obligated to pay Jefferies & Company, Inc., any compensation for services rendered under this agreement to date.

                                 LEGAL MATTERS

     In connection with the Class A Common Stock offered hereby, the validity of the shares being offered will be passed upon for the Company by Fulbright & Jaworski L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Porter & Hedges, L.L.P., Houston, Texas. Porter & Hedges, L.L.P. also acts as counsel to the Company in connection with matters unrelated to the Offering.

                                    EXPERTS

     The consolidated financial statements of the Company (including the related consolidated financial statement schedule) at April 30, 1995 and 1996, and for each of the three years in the period ended April 30, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Class A Common Stock offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

     The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048 and on the Internet at http://www.sec.gov. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

                       CONSOLIDATED FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors.........................................................   F-2

Consolidated Financial Statements

Consolidated Balance Sheets............................................................   F-3

Consolidated Statements of Operations..................................................   F-4

Consolidated Statements of Stockholders' Equity........................................   F-5

Consolidated Statements of Cash Flows..................................................   F-6

Notes to Consolidated Financial Statements.............................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Dailey Petroleum Services Corp.

     We have audited the accompanying consolidated balance sheets of Dailey Petroleum Services Corp., a Delaware corporation, (as further discussed in Note
1) as of April 30, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dailey Petroleum Services Corp. (as further discussed in Note 1) at April 30, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Houston, Texas

June 27, 1996, except as to Notes 1 and 12


as to which the date is August 13, 1996

                        DAILEY PETROLEUM SERVICES CORP.

                          CONSOLIDATED BALANCE SHEETS


                                                                      APRIL 30,
                                                                ----------------------
                                                                 1995         1996
                                                                -------    -----------   (NOTE 1)
                                                                                         PRO FORMA
                                                                                           1996
                                                                                        -----------
                                                                                        (UNAUDITED)
                                                                          (IN THOUSANDS)
                                        ASSETS
Current assets:
  Cash and cash equivalents...................................  $ 1,796      $ 1,967      $ 1,967
  Accounts receivable, net (Note 2)...........................   14,064       16,306       16,306
  Accounts receivable from officers and affiliates............      150          436          436
  Prepaid expenses............................................      489          422          422
  Deferred income taxes.......................................      392          389          389
  Other current assets........................................      422          153          153
                                                                -------      -------      -------
          Total current assets................................   17,313       19,673       19,673
Revenue-producing tools and inventory, net (Note 3)...........   29,983       29,208       29,208
Property and equipment, net (Note 4)..........................    5,451        5,121        5,121
Property and equipment held for sale, net.....................      762          205          205
Deferred income taxes.........................................      565        1,384        1,384
Intangibles and other assets..................................      334          287          287
                                                                -------      -------      -------
          Total assets........................................  $54,408      $55,878      $55,878
                                                                =======      =======      =======
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities (Note 5)...........  $ 7,681      $ 6,749      $ 6,749
  Accounts payable to affiliates..............................      252           --           --
  Dividend payable............................................       --           --        5,000
  Income taxes payable........................................    1,008        1,749        1,749
  Short-term debt (Note 7)....................................       --        1,300        1,300
  Current portion of long-term debt (Note 7)..................    1,307        1,738        1,738
  Current portion of indebtedness to affiliate (Notes 6 and
     7).......................................................      660          660          660
                                                                -------      -------      -------
          Total current liabilities...........................   10,908       12,196       17,196
Long-term debt (Note 7).......................................    8,604        6,866        6,866
Long-term indebtedness to affiliate (Notes 6 and 7)...........    1,760        1,100        1,100
Other noncurrent liabilities..................................      109           75           75
Commitments and contingencies (Note 10)
Stockholders' equity (Note 1):
  Preferred stock.............................................       --           --           --
  Common stock................................................       50           50           50
  Paid-in capital.............................................    4,559        4,559        9,559
  Retained earnings...........................................   28,418       31,032       21,032
                                                                -------      -------      -------
          Total stockholders' equity..........................   33,027       35,641       30,641
                                                                -------      -------      -------
          Total liabilities and stockholders' equity..........  $54,408      $55,878      $55,878
                                                                =======      =======      =======


                            See accompanying notes.

                        DAILEY PETROLEUM SERVICES CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                      YEAR ENDED APRIL 30,
                                                                ---------------------------------
                                                                 1994        1995        1996
                                                                -------     -------   -----------
                                                                         (IN THOUSANDS)
Revenues:
  Rental income................................................ $32,393     $36,691     $42,987
  Sales of products and services...............................  11,422      12,172      15,952
                                                                -------     -------     -------
                                                                 43,815      48,863      58,939
Costs and expenses:
  Cost of rentals..............................................  27,384      29,685      33,019
  Cost of products and services................................   5,124       6,889       7,927
  Selling, general and administrative..........................   7,085       9,607      12,083
  Research and development.....................................     736         775         728
                                                                -------     -------     -------
                                                                 40,329      46,956      53,757
                                                                -------     -------     -------
Operating income...............................................   3,486       1,907       5,182
Other (income) expense:
  Interest income..............................................    (100)        (60)       (104)
  Interest expense -- nonaffiliates............................     527         841         785
  Interest expense -- affiliate................................      86         220         182
  Foreign exchange (gain) loss.................................     122         (90)        239
  Other, net...................................................    (225)        190          39
                                                                -------     -------     -------
Income before income taxes.....................................   3,076         806       4,041
Provision for income taxes (Note 8)............................   1,075         838       1,427
                                                                -------     -------     -------
Net income (loss).............................................. $ 2,001     $   (32)    $ 2,614
                                                                =======     =======     =======
Earnings (loss) per share...................................... $   .37     $  (.01)         --
                                                                =======     =======     =======
Pro forma earnings per share (Note 1)..........................                         $   .40
                                                                                        =======


                            See accompanying notes.

                        DAILEY PETROLEUM SERVICES CORP.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                CLASS A   CLASS B                           TOTAL
                                   PREFERRED    COMMON    COMMON   PAID-IN    RETAINED   STOCKHOLDERS'
                                     STOCK       STOCK     STOCK   CAPITAL    EARNINGS      EQUITY
                                     ------     ------    -------  -------    ---------  -------------
Balance at May 1, 1993 --
  as restated -- (Note 1)..........      --         --     $50     $4,559     $26,449      $31,058

  Net income.......................      --         --      --         --       2,001        2,001
                                                           ----
                                                            --
                                     ------     ------             ------     -------      -------
Balance at April 30, 1994..........      --         --      50      4,559      28,450       33,059
  Net loss.........................      --         --      --         --         (32)         (32)
                                                           ----
                                                            --
                                     ------     ------             ------     -------      -------
Balance at April 30, 1995..........      --         --      50      4,559      28,418       33,027
  Net income.......................      --         --      --         --       2,614        2,614
                                                           ----
                                                            --
                                     ------     ------             ------     -------      -------
Balance at April 30, 1996..........      --         --     $50     $4,559     $31,032      $35,641
                                     ======     ======     ====    ======     =======      =======

                            See accompanying notes.

                        DAILEY PETROLEUM SERVICES CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED APRIL 30,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss)..........................................  $  2,001     $    (32)    $  2,614
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization............................     4,323        5,428        5,726
  Deferred income taxes....................................      (470)        (487)        (816)
  Provision for doubtful accounts receivable...............       184          321          256
  (Gain) loss on sale and disposition of property and
     equipment.............................................      (533)          (9)           6
  Changes in operating assets and liabilities:
     Accounts receivable -- trade..........................    (3,877)        (663)      (2,498)
     Accounts receivable -- officers and affiliates........        --         (150)        (286)
     Prepaid expenses and other............................       (73)          (3)         347
     Accounts payable and accrued liabilities..............       826        2,458         (932)
     Accounts payable to affiliates........................        52         (561)        (252)
     Income taxes payable..................................      (190)        (319)         741
                                                             --------     --------     --------
Net cash provided by operating activities..................     2,243        5,983        4,906

INVESTING ACTIVITIES:
Additions to revenue-producing tools and inventory.........    (9,816)     (13,396)     (11,702)
Inventory transferred to cost of rentals...................     4,285        4,739        5,050
Revenue-producing tools lost in hole, abandoned, and
  sold.....................................................     1,432        2,073        2,551
Additions to property and equipment........................    (1,316)      (1,619)        (883)
Proceeds from sale of property and equipment...............       880          473          916
                                                             --------     --------     --------
Net cash used in investing activities......................    (4,535)      (7,730)      (4,068)

FINANCING ACTIVITIES:
Proceeds from the issuance of debt.........................     5,670           --        1,300
Payments on long-term debt.................................      (261)      (1,074)      (1,967)
                                                             --------     --------     --------
Net cash provided by (used in) financing activities........     5,409       (1,074)        (667)
                                                             --------     --------     --------
Increase (decrease) in cash and cash equivalents...........     3,117       (2,821)         171
Cash and cash equivalents at beginning of year.............     1,500        4,617        1,796
                                                             --------     --------     --------
Cash and cash equivalents at end of year...................  $  4,617     $  1,796     $  1,967
                                                             ========     ========     ========

                            See accompanying notes.

                        DAILEY PETROLEUM SERVICES CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 APRIL 30, 1996

1. ORGANIZATION

     The accompanying financial statements reflect the operations of Dailey Petroleum Services Corp., a Delaware corporation, which was merged with Dailey Corporation (which changed its name to Dailey Petroleum Services Corp.) in June 1996. Dailey Corporation or new Dailey Petroleum Services Corp. had no separate legal status or existence as of April 30, 1996. New Dailey Petroleum Services Corp. and its predecessor, Dailey Petroleum Services Corp., are hereinafter referred to as the "Company" or "Dailey."

     The Company provides directional drilling services and designs, manufactures and rents technologically-advanced downhole tools for oil and gas drilling and workover applications. Founded in 1945 as a rental tool company, Dailey began offering directional drilling services in 1984 and currently provides such services in the Gulf of Mexico, the United States Gulf Coast region, and most recently, Venezuela and the Austin Chalk formation in Texas and Louisiana. The Company operates in one business segment.


     Prior to June 1996, Dailey was a wholly owned subsidiary of Lawrence Industries, Inc. ("Lawrence"). With the intent of filing a public offering of Class A Common Stock of Dailey (the "Offering") in June 1996, Lawrence reorganized its ownership of the Company into a holding company structure through a forward triangular merger of Dailey Petroleum Services Corp, into a newly-formed, wholly-owned indirect subsidiary of Lawrence, Dailey Corporation (the "Reorganization"). The effect of the forward triangular merger has been reflected retroactively in the accompanying financial statements.


     Dailey's Restated Certificate of Incorporation provides for three classes of stock: Class A Common Stock, $.01 par (20,000,000 shares authorized, no shares issued or outstanding) ("Class A Common Stock"), Class B Common Stock, $.01 par (10,000,000 shares authorized, 5,000,000 shares issued and outstanding) ("Class B Common Stock"), and Preferred Stock, $.01 par (5,000,000 shares authorized, no shares issued or outstanding). The Board of Directors is empowered to authorize the issuance of Preferred Stock in one or more series and to fix the rights, powers, preferences and limitations of each series. A holder of Class B Common Stock may convert its Class B Common Stock into Class A Common Stock at any time at the ratio of one share of Class A Common Stock for each share of Class B Common Stock. In the event of liquidation, holders of Class A Common Stock and Class B Common Stock share with each other on a ratable basis as a single class in the net assets of the Company available for distribution. In addition, shares of Class B Common Stock convert automatically into a like number of shares of Class A Common Stock upon the sale or transfer of such shares to a person or entity that is not a member of the Lawrence Group (as defined in the Company's Restated Certificate of Incorporation).


     The Company intends to use $5.0 million of the proceeds from the Offering to repay the outstanding balance of a $10.0 million promissory note, which was incurred in connection with a dividend declared on June 27, 1996. On August 13, 1996, the Company's sole stockholder contributed to the capital of the Company $5.0 million of the outstanding principal of the promissory note. The promissory note accrues interest at the prime rate and is payable upon demand. Accordingly, the accompanying pro forma consolidated balance sheet as of April 30, 1996, retroactively reflects the dividend and resulting decrease in retained earnings as well as the contribution of $5.0 million of the outstanding principal of the promissory note to the capital of the Company. In the accompanying statements of operations and retained earnings pro forma per share data is included which gives effect to the number of shares whose proceeds would be used to pay the dividend (the $10.0 million dividend would require an additional 1,250,000 shares assuming a per share Offering price of $8.00, thus earnings per share for the year ending April 30, 1996, are based on 6,610,000 shares of Common Stock outstanding).

                        DAILEY PETROLEUM SERVICES CORP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

     The Company has historically had significant transactions with Lawrence which are reflected in the accompanying financial statements on the basis established between the Company and Lawrence. See Notes 6, 7, 8 and 10.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all investments with a maturity of three months or less when purchased to be cash and cash equivalents.

  Accounts Receivable

     Accounts receivable are net of allowances for doubtful accounts of $1,356,000 in 1995 and $1,325,000 in 1996.

  Revenue-Producing Tools and Inventory

     Revenue-producing tools and inventory are stated at cost utilizing the first-in, first-out method. Revenue-producing tools are depreciated on the straight-line method over their estimated useful lives of 5 to 7 years. Tools lost in hole and billed to customers and tools abandoned are included in sales of products and services and the related write-off of the tools' net book values are included in costs of products and services in the accompanying consolidated statements of operations.

     Tools manufactured and assembled are transferred to revenue-producing tools as completed at the total cost of components, subassemblies, expendable parts, direct labor and indirect costs of each tool. For U.S. locations and international distribution centers, components, subassemblies and expendable parts are capitalized as inventory and expensed as tools are repaired and maintained. Components, subassemblies and expendable parts are expensed when shipped to all international locations other than distribution centers.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated primarily on the straight-line method over the estimated useful lives of 5 to 30 years for buildings and improvements, 3 to 10 years for machinery and equipment, 4 to 10 years for furniture and fixtures and 3 to 7 years for other property and equipment.

     Maintenance and repairs are charged to expense as incurred. Major repairs and improvements are capitalized and depreciated. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the related accounts and any gain or loss is recognized in operations.

                        DAILEY PETROLEUM SERVICES CORP.

  Intangible Assets

     Patents and other intangibles are amortized over 13 to 40 years and had a net book value of $203,000 and $180,000 at April 30, 1995 and 1996, respectively.

  Impairment of Long-Lived Assets

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company believes that the adoption of SFAS 121 in the first quarter of fiscal 1997 will not have a material impact on its consolidated financial statements.

  Stock Based Compensation

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes alternative methods of accounting and disclosure for employee stock-based compensation arrangements. In connection with the Offering and establishment of its "1996 Key Employee Stock Plan" and its "1996 Non-Employee Director Stock Plan", the Company has elected to use the "intrinsic value based method" of accounting for its stock option plans. This method does not result in the recognition of compensation expense when employee stock options are granted if the exercise price of the option equals or exceeds the fair market value of the stock at the date of grant.

  Income Taxes

     The Company is included in the consolidated U.S. federal income tax return of Lawrence for taxable periods ending on or before the closing of the Offering. The Company and its subsidiaries file separate state and foreign income tax returns. The accompanying consolidated financial statements reflect the income tax provisions of the Company on a separate return basis with no U.S. federal tax operating loss, tax credit, or foreign credit carryforwards generated prior to May 1, 1988 allocated to the Company by Lawrence.

     Pursuant to the Tax Allocation Agreement to be entered into by the Company and Lawrence, the Company will pay to Lawrence an amount equal to the federal income tax computed on the Company's (and its subsidiaries) taxable income less any tax credits generated by the Company or its subsidiaries. The Company will pay such amount even if the consolidated federal income tax return to which the payment relates does not have a consolidated tax liability. Lawrence will not make any payment to the Company for any of the Company's net operating losses or tax credits, even if such net operating losses or tax credits have been used by Lawrence to reduce its separate federal income tax liability.

     The Tax Allocation Agreement will apply to the Company for all years in which the Company (or any predecessor) is or was included in the Lawrence consolidated federal income tax return. To the extent a state or other taxing jurisdiction requires or permits a consolidated, combined or unitary tax return to be filed by Lawrence and its affiliates and such return includes the Company, the principles expressed with respect to the consolidated federal tax allocation will apply.

     The accompanying consolidated financial statements reflect deferred income taxes on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect. An impairment evaluation, with reserves recorded as necessary for any tax benefit not expected to be realized, is required of deferred tax assets. A current tax expense or benefit is recognized for estimated taxes payable or refundable for the current year.

                        DAILEY PETROLEUM SERVICES CORP.

  Foreign Currency Translation

     The U.S. dollar is the functional currency for all operations. Accordingly, foreign currency translation gains and losses are recognized in the consolidated statements of operations.

  Reclassifications

     Certain reclassifications have been made to the 1994 and 1995 financial statements to conform to the current year presentation.

3. REVENUE-PRODUCING TOOLS AND INVENTORY

                                                                               APRIL 30,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Revenue-producing tools................................................  $ 45,963     $ 48,024
Accumulated depreciation...............................................   (27,196)     (29,740)
                                                                         --------     --------
                                                                           18,767       18,284
Inventory:
  Components, subassemblies and expendable parts.......................     9,031        9,096
  Rental tools and expendable parts under production...................     1,171        1,058
  Raw materials........................................................     1,014          770
                                                                         --------     --------
                                                                           11,216       10,924
                                                                         --------     --------
          Revenue-Producing Tools and Inventory........................  $ 29,983     $ 29,208
                                                                         ========     ========

4. PROPERTY AND EQUIPMENT

                                                                               APRIL 30,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
                                                                             (IN THOUSANDS)
Land...................................................................  $  1,383     $  1,071
Buildings and improvements.............................................     5,732        5,838
Machinery and equipment................................................    14,727       15,377
Furniture and fixtures.................................................     1,402        1,390
Other..................................................................       499          593
                                                                         --------     --------
                                                                           23,743       24,269
Accumulated depreciation...............................................   (18,292)     (19,148)
                                                                         --------     --------
          Property and Equipment.......................................  $  5,451     $  5,121
                                                                         ========     ========

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                               APRIL 30,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
                                                                             (IN THOUSANDS)
Trade accounts payable................................................   $4,289        $2,601
Accrued salaries and vacation.........................................    1,222         1,778
Agent commissions payable.............................................    1,021           774
Accrued expenses and other............................................    1,149         1,596
                                                                         ------        ------
          Accounts Payable and Accrued Liabilities....................   $7,681        $6,749
                                                                         ======        ======

                        DAILEY PETROLEUM SERVICES CORP.

6. RELATED PARTY TRANSACTIONS

     The accompanying consolidated statements of operations include annual rental charges from Lawrence for a corporate office facility and a manufacturing and service center facility. See Note 10.

     The affiliate balances, other than the amounts included in long-term debt, are non-interest bearing and have no fixed repayment terms.

     The Company provided Lawrence and certain of its affiliates with various administrative and management services including cash management, accounting, tax, data processing, human resources and legal services in 1994, 1995 and 1996. The Company also utilized from time to time aircraft owned by another Lawrence subsidiary. The Company historically has not charged Lawrence for these administrative and management services or reimbursed Lawrence for the use of aircraft. The effect of not recording the fair values of these services rendered less services received is not significant.

     The Company participates in the "Lawrence Companies Retirement Plan", a defined contribution pension plan, covering all Dailey employees. Contributions are determined as 50% of the employee's contribution up to 2% of the employee's total compensation. Amounts charged to pension costs and contributed to the plan in 1994, 1995 and 1996 totaled $149,000, $152,000 and $178,000, respectively.

7. BORROWING ARRANGEMENTS

     Long-term debt consisted of the following:

                                                                            APRIL 30,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Note payable to a bank:
      Monthly interest payments at a fixed rate of 7.9% (See below);
         monthly principal payments of $138,889 through December
         1999, with increasing principal payments through the
         maturity date of December 2000..............................  $ 9,667     $ 8,444
    Note payable to affiliates:
      Monthly principal payments of $55,000 plus interest at 8.0%,
         with the final payment due December 1998....................    2,420       1,760
    Other notes payable..............................................      244         160
                                                                       -------     -------
                                                                        12,331      10,364
    Less current portion of long-term debt...........................    1,967       2,398
                                                                       -------     -------
              Total long-term debt...................................  $10,364     $ 7,966
                                                                       =======     =======

     Principal payments of long-term debt are due as follows:

                                                                          (IN THOUSANDS)
        1997...............................................................  $ 2,398
        1998...............................................................    2,371
        1999...............................................................    2,151
        2000...............................................................    1,889
        2001...............................................................    1,555
                                                                             -------
                                                                             $10,364
                                                                             =======

     The note payable to a bank includes, among other things, provisions relative to maintenance of working capital balances, limitations on additional borrowing, debt coverage requirements and restrictions on payment of dividends. The note payable to a bank is collateralized by a majority of the Company's assets and a portion of other notes payable is collateralized by equipment purchased.

                        DAILEY PETROLEUM SERVICES CORP.

     In conjunction with $10.0 million in borrowings and to limit interest rate exposure, the Company entered into an interest rate swap, which converted the floating interest rate to a fixed rate of 7.9% and matures in December 2000.

     Interest paid during the years ended April 30, 1994, 1995 and 1996 amounted to $442,000, $1,128,000 and $956,000, respectively.

     In December 1995, the Company entered into a $3.0 million revolving credit facility with a bank which provides interest at the prime rate with an option to convert to a LIBOR-based rate plus 2.0%. At April 30, 1996, the Company had outstanding borrowings of $1,300,000 at 7.4% against the line of credit which is due in December 1996. The obligations of the Company to the bank are collateralized by substantially all of the Company's property, equipment, inventory, intellectual property and receivables. The credit facility contains certain restrictive covenants and customary events of default and conditions to the bank's obligation to make advances to the Company.

8. INCOME TAXES

                                                                       YEAR ENDED APRIL 30,
                                                                   ----------------------------
                                                                    1994       1995       1996
                                                                   ------     ------     ------
                                                                         (IN THOUSANDS)
Income (loss) before income taxes:
  U.S. operations................................................  $  130     $1,443     $4,072
  Foreign operations.............................................   2,946       (637)       (31)
                                                                   ------     ------     ------
          Income (loss) before income taxes......................  $3,076     $  806     $4,041
                                                                   ======     ======     ======
Income tax provision (benefit):
  U.S. current...................................................  $  653     $  737     $  941
  Foreign current................................................     892        588      1,302
  U.S. deferred..................................................    (470)      (487)      (816)
                                                                   ------     ------     ------
          Income tax provision (benefit).........................  $1,075     $  838     $1,427
                                                                   ======     ======     ======

     Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the components of deferred tax liabilities and assets are as follows:

                                                                             APRIL 30,
                                                                         -----------------
                                                                          1995       1996
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Deferred tax liabilities:
      Revenue-producing tools and property and equipment...............  $  918     $  662
                                                                         ------     ------
              Total deferred tax liabilities...........................     918        662
    Deferred tax assets:
      Net operating loss carryforward..................................      --      1,547
      Provision for doubtful accounts receivable.......................     461        504
      Uniform capitalization costs.....................................   1,483      1,053
      Vacation and workers' compensation accruals......................     392        389
                                                                         ------     ------
              Total deferred tax assets................................   2,336      3,493
    Valuation allowance for deferred tax assets........................    (461)    (1,058)
                                                                         ------     ------
                                                                          1,875      2,435
                                                                         ------     ------
    Net deferred tax assets............................................  $  957     $1,773
                                                                         ======     ======

                        DAILEY PETROLEUM SERVICES CORP.

     The difference between the United States statutory rate and the Company's effective income tax rate is reconciled as follows:

                                                                          APRIL 30,
                                                                  -------------------------
                                                                  1994      1995      1996
                                                                  -----     -----     -----
    United States statutory rate................................   34.0%     34.0%     34.0%
    Increases (reductions) in tax rate resulting from:
      Meals and entertainment...................................    0.9      10.7       2.2
      Dissolution of partnership................................     --        --      20.0
      Benefit of net operating loss carryforward................     --        --     (23.2)
      Foreign losses............................................     --      41.4       2.6
      Other.....................................................     --      17.9       (.3)
                                                                   ----     -----      ----
              Effective income tax rate.........................   34.9%    104.0%     35.3%
                                                                   ====     =====      ====

     Subsequent to the Offering, the Company will file U.S. federal income tax returns on a stand alone basis. The Company and Lawrence are jointly and severally liable with respect to taxes related to periods prior to the Offering. Prior to the Offering, the Company and Lawrence will enter into a Tax Allocation Agreement, pursuant to which Lawrence will agree to indemnify the Company with respect to any federal or state taxes unrelated to Dailey for periods prior to the Offering.

     For income tax reporting at April 30, 1996, the Company has net operating loss carryforwards of approximately $4,550,000, expiring in 2004 through 2010. The valuation allowance relates to deferred tax assets established under SFAS No. 109 for the provision for doubtful accounts receivable of $504,000 and net operating loss carryforwards of $554,000. No other valuation allowances were considered necessary. The change in the valuation allowance during fiscal 1996 is primarily due to net operating loss carryforwards. Based upon prior earnings history, it is expected that future taxable income will be more than sufficient to utilize the remaining deductible temporary differences.

     No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

     Income taxes paid during 1994, 1995 and 1996 were $1,056,000, $917,000 and
$538,000, respectively.

9. ROYALTIES

     In 1986, the Company purchased the design, patents and rights to certain hydraulic tools and entered into a royalty agreement with the seller which expires in 1999 and 2003 as to the covered hydraulic drilling and fishing jars, respectively. Royalty agreements were executed between the Company and the royalty owner in 1993 and 1994 on newly issued methods and apparatus patents related to a double-acting drilling accelerator and improvements to hydraulic drilling jars. In March 1994, the royalty agreements were amended to cap royalties at 5.0% of annual net rental revenues derived from the hydraulic drilling and fishing jars and double-acting drilling accelerators through December 1999, with the royalty percentage decreasing to 4.0% from January 2000 to expiration of the applicable patents. Upon expiration of the patents, no royalties will be required. The amended agreement also revised the 1.0% royalty paid on net lost-in-hole revenue for the original hydraulic drilling jar patent to the 2.0% provided in subsequent royalty agreements. In consideration for the execution of the amendment to the royalty agreement, the Company agreed to pay the owner of the royalty $250,000 in royalties. The $250,000, net of imputed interest, was recorded as an expense at April 30, 1994, and subsequent to that date, the Company arranged for the payment of this amount through a note payable. For the years ended April 30, 1994, 1995 and 1996, the accompanying consolidated statements of operations include royalty expense of $466,000, $826,000 and $843,000, respectively, excluding the $250,000

                        DAILEY PETROLEUM SERVICES CORP.

related to the amended royalty agreement. The owner of the royalty was an officer of the Company until October 1994.

10. COMMITMENTS AND CONTINGENCIES

     The Company leases office space, transportation equipment, and other property under noncancelable operating leases with third parties and a corporate office facility and manufacturing and service center facility with Lawrence. See
Note 6. Future minimum lease commitments under noncancelable operating leases at April 30, 1996 are as follows:

                                                          THIRD PARTY      LAWRENCE      TOTAL
                                                          -----------      --------      ------
                                                                      (IN THOUSANDS)
    1997................................................    $   372         $  450       $  822
    1998................................................        181             --          181
    1999................................................        181             --          181
    2000................................................        181             --          181
    2001................................................        181             --          181
    Thereafter..........................................        634             --          634
                                                            -------         ------       ------
                                                            $ 1,730         $  450       $2,180
                                                            =======         ======       ======

     Rental expense under operating leases with third parties, inclusive of month-to-month rentals, totaled $1,329,000, $1,700,000 and $2,436,000 in 1994,
1995 and 1996, respectively, and with Lawrence totaled $1,029,000, $1,244,000 and $1,306,000 in 1994, 1995 and 1996, respectively and are included in selling general and administrative expenses and cost of rentals.

     Subsequent to year end, the Company entered into new lease agreements with Lawrence effective May 1, 1996, which superceded the previous agreements for both the office and service center. Under both agreements, the new leases expire on March 31, 2001. Under the service center agreement, the Company will pay $336,000 annually for a total of $1,680,000 over the life of the lease. The office lease agreement calls for graduated payments starting at $579,312 for the first year increasing to $652,680 in the final year, for a total of $3,059,388 over the term of the lease.

     The Company is the defendant in various legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the consolidated financial statements of the Company. The Company is also the plaintiff in certain actions defending its patents and proprietary designs.

11. CONCENTRATIONS OF CREDIT RISK AND FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Company is subject to credit risk and other risks inherent in international operations. Generally, in excess of 50% of the Company's receivables are due from oil and gas exploration companies and drilling contractors operating in countries other than the United States and from the Company's international agents. United States receivables are generally due from major oil and gas exploration and drilling contractors throughout the oil field areas of the United States. The Company routinely monitors its cash and receivable positions with customers and international agents.

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

                        DAILEY PETROLEUM SERVICES CORP.

          Long- and short-term debt and interest rate swap: The carrying amounts of the Company's borrowings under its short-term revolving note payable approximates fair value. The fair values of the Company's long-term debt and interest rate swap are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     The carrying amounts and fair value of the Company's financial instruments are as follows:

                                                       APRIL 30, 1995         APRIL 30, 1996
                                                     -------------------    -------------------
                                                     CARRYING     FAIR      CARRYING     FAIR
                                                      AMOUNT      VALUE      AMOUNT      VALUE
                                                     --------    -------    --------    -------
                                                                   (IN THOUSANDS)
    Cash and cash equivalents......................  $  1,796    $ 1,796    $  1,967    $ 1,967
    Short-term debt................................        --         --       1,300      1,300
    Long-term debt, including interest rate swap...    12,331     11,833      10,364     10,316

12. SUBSEQUENT EVENT


     Subsequent to April 30, 1996, and effective with the completion of a public offering, the Board of Directors will adopt the "1996 Key Employee Stock Plan" and the "1996 Non-Employee Director Stock Plan." The Company's "1996 Key Employee Stock Plan," a non compensatory plan, authorized the grant of options or restricted stock for Class A Common Stock to management personnel for up to 900,000 shares of the Company's Common Stock. The Company intends to grant options totalling 378,327 shares contemporaneously with the offering to various executive officers at the initial public offering price, which will vest over three years. In addition, immediately following the Offering the Company will grant to key officers restricted stock awards totalling 360,000 shares of Class A Common Stock, which will vest over three years and not require any payment by the key officers. The "1996 Non-Employee Director Stock Plan," a compensatory plan, has 100,000 shares authorized for the granting of options to outside directors.


13. INDUSTRY SEGMENT AND DOMESTIC AND INTERNATIONAL OPERATIONS

     The Company operates in one business segment, providing directional drilling services and technologically-advanced downhole tools for oil and gas drilling and workover applications.

     Export revenues to unaffiliated customers included in domestic sales were $1,003,000, $274,000 and $1,833,000 in 1994, 1995 and 1996, respectively.

     Revenues by geographic area are as follows:

                                                                  YEAR ENDED APRIL 30,
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
    Domestic................................................  $23,736    $29,607    $34,370
    Europe..................................................    6,198      7,090      7,349
    West Africa.............................................    1,565      1,446      2,059
    Latin America...........................................    6,712      6,024     11,032
    Middle East.............................................      984        511        563
    Southeast Asia..........................................    4,620      4,185      3,566
                                                              -------    -------    -------
              Total.........................................  $43,815    $48,863    $58,939
                                                              =======    =======    =======

                        DAILEY PETROLEUM SERVICES CORP.

     Operating income (loss) by geographic area is as follows:

                                                                  YEAR ENDED APRIL 30,
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
    Domestic................................................  $ 2,781    $ 3,639    $ 8,025
    Europe..................................................    2,368      2,512      2,424
    West Africa.............................................      419        286        860
    Latin America...........................................    2,758        812      1,434
    Middle East.............................................      236        (15)       413
    Southeast Asia..........................................    2,078      1,645        916
    Corporate (A)...........................................   (7,154)    (6,972)    (8,890)
                                                              -------    -------    -------
              Total.........................................  $ 3,486    $ 1,907    $ 5,182
                                                              =======    =======    =======

     (A) Corporate operating losses include general and administrative costs including accounting, systems, data processing, legal and other costs which support all operations of the Company.

     Identifiable assets by geographic area are as follows:

                                                                            APRIL 30,
                                                                        ------------------
                                                                         1995       1996
                                                                        -------    -------
                                                                          (IN THOUSANDS)
    Domestic..........................................................  $31,955    $30,931
    Europe............................................................    7,328      7,617
    West Africa.......................................................    1,418      1,631
    Latin America.....................................................    5,091      7,972
    Middle East.......................................................      342        242
    Southeast Asia....................................................    4,098      3,620
    Corporate.........................................................    4,176      3,865
                                                                        -------    -------
              Total...................................................  $54,408    $55,878
                                                                        =======    =======

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                             ---------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
The Company...........................    13
Use of Proceeds.......................    13
Dividend Policy.......................    14
Dilution..............................    15
Capitalization........................    16
Selected Consolidated Financial
  Data................................    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business and Properties...............    24
Management............................    36
Certain Relationships and Related
  Transactions........................    43
Security Ownership of Management and
  Principal Stockholder...............    47
Description of Capital Stock..........    48
Shares Eligible for Future Sale.......    52
Underwriting..........................    53
Legal Matters.........................    55
Experts...............................    55
Available Information.................    55
Index to Consolidated Financial
  Statements..........................   F-1


                             ---------------------
     UNTIL             , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------


                                3,200,000 SHARES


                        DAILEY PETROLEUM SERVICES CORP.

                              CLASS A COMMON STOCK
                                   PROSPECTUS
                           JEFFERIES & COMPANY, INC.

                               SOUTHCOAST CAPITAL
                                  CORPORATION
                                           , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the Offering are:

    Securities and Exchange Commission Registration Fee.......................  $ 15,862
    NASD Filing Fee...........................................................     5,100
    Nasdaq National Market Listing Fee........................................    25,800
    Legal Fees and Expenses...................................................   225,000
    Accounting Fees and Expenses..............................................   200,000
    Blue Sky Fees and Expenses (including legal fees).........................    20,000
    Printing Expenses.........................................................   200,000
    Transfer Agent and Registrar Fees.........................................    10,000
    Miscellaneous.............................................................    48,238
                                                                                --------
              TOTAL...........................................................  $750,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper stock repurchase or redemption or any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by Delaware law.

     Section 145 of the General Corporation Law of the State of Delaware grants to the Company the authority to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, or (ii) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders. The Bylaws provide for indemnification of each officer and director of the Company to the fullest extent permitted by Delaware law.

     In a suit brought to obtain a judgment in the corporation's favor, whether by the Company itself or derivatively by a stockholder, Section 145 of the General Corporation Law of the State of Delaware only allows the Company to indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of the case, and the Company may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such persons shall have been adjudged liable to the Company except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. According to the statute, in any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys' fees).

     Section 145 of the General Corporation Law of the State of Delaware also allows the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the authority to indemnify such officer or director against such liability under the provisions of Section 145. The Company has purchased and maintains a directors' and officers' liability policy for such purposes.

     The Company's Bylaws provide for the indemnification of its officers and directors and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted under the General Corporation Law of the State of Delaware. Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions by the Bylaws.

     The above discussion of the General Corporation Law of the State of Delaware and of the Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by such statute and the Restated Certificate of Incorporation and Bylaws.

     Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement for certain provisions regarding the indemnification of the Company, its officers and directors and any controlling persons by the Underwriters against certain liabilities for information furnished by the Underwriters.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrants pursuant to the foregoing provisions, the Registrants have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On May 21, 1996, in connection with the Reorganization, the Company issued 1,000 shares of Class B Common Stock to Dailey Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Lawrence Industries, Inc. On June 3, 1996, the Company issued an additional 4,999,000 shares of Class B Common Stock to Dailey Holdings Inc. The aggregate cash consideration paid for the Class B Shares by Dailey Holdings Inc. was $50,000. All of the shares of capital stock of the Company's predecessor, which were held by Lawrence Industries, Inc., were then exchanged for shares of Dailey Holdings Inc. The sale of such securities was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. See "The Company -- Reorganization; Relationship with Lawrence".

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


         *1.1        -- Form of Underwriting Agreement.
         *2.1        -- Plan and Agreement of Merger by and between Dailey Petroleum Services
                        Corp., Dailey Corporation and Dailey Holdings Inc., dated May 31,
                        1996.
         *3.1        -- Restated Certificate of Incorporation of the Company.
         *3.2        -- Restated Bylaws of the Company.
         *4.1        -- Form of Class A Common Stock Certificate.
          4.2        -- See Exhibits 3.1 and 3.2 for provisions of the Restated Certificate of Incorporation and Amended Bylaws of the Company defining the rights of the holders of Common Stock.
         *4.3        -- Second Amended and Restated Loan Agreement by and between Dailey
                        Petroleum Services Corp. and First Interstate Bank of Texas, N.A.,
                        dated December 13, 1995, as amended by First Amendment thereto dated
                        June 5, 1996.

         *4.4        -- Revolving Credit Note in favor of First Interstate Bank of Texas,
                        N.A., dated December 13, 1995.
         *4.5        -- Second Amended and Restated Subordination Agreement by and among
                        Lawrence Industries, Inc., First Interstate Bank of Texas, N.A. and
                        Dailey Petroleum Services Corp., dated December 13, 1995.
         *4.6        -- Second Amended and Restated Commercial Security Agreement by and
                        between First Interstate Bank of Texas, N.A. and Dailey Petroleum
                        Services Corp., dated December 13, 1995.
         *4.7        -- Second Amended Notice of Security Interest in Intellectual Property
                        in Favor of First Interstate Bank of Texas, N.A., dated December 13,
                        1995.
         *4.8        -- Term Note in favor of First Interstate Bank of Texas, N.A., dated
                        December 1, 1993.
         *4.9        -- Intercompany Note with Lawrence dated December 1, 1993.
         *4.10       -- Promissory Note in favor of Dailey Holdings, Inc., dated June 27,
                        1996.
        **5.1        -- Opinion of Fulbright & Jaworski L.L.P.
        *10.1        -- Form of Relationship Agreement by and between the Company and
                        Lawrence Industries, Inc.
        *10.2        -- Form of Office Lease Agreement by and between the Company as lessee and Lawrence International, Inc. as lessor
        *10.3        -- Form of Service Center Lease Agreement by and between the Company as lessee and Lawrence International, Inc. as lessor
        *10.4        -- Form of Registration Rights Agreement by and between the Company and
                        Lawrence
        *10.5        -- Form of Employment Agreement by and between the Company and named executive officers
        *10.6        -- Dailey Petroleum Services Corp. 1996 Key Employee Stock Plan
        *10.7        -- Dailey Petroleum Services Corp. 1996 Non-Employee Director Stock Plan
        *10.8        -- Second Amended and Restated Loan Agreement by and between Dailey
                        Petroleum Services Corp. and First Interstate Bank of Texas, N.A.,
                        dated December 13, 1995, as amended by the First Amendment dated June
                        5, 1996 (set forth as Exhibit 4.3)
        *10.10       -- Form of Tax Allocation Agreement
        *10.11       -- Form of Indemnification Agreement for directors
        *10.12       -- Form of Indemnification Agreement for executive officers
        *21.1        -- List of subsidiaries of the Company
       **23.1        -- Consent of Ernst & Young LLP
       **23.2        -- Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
        *24.1        -- Powers of Attorney from certain members of the Board of Directors of the Company (contained on page II-5)
        *27.1        -- Financial Data Schedule


- ---------------

 *  Previously filed.

**  Filed herewith.

     (b) Financial Statement Schedules:

     The following financial statement schedule is included in Part II of this Registration Statement, can be found on the page indicated and should be read in conjunction with the financial statements and notes thereto:

                                         ITEM                                       PAGE
    ------------------------------------------------------------------------------  ----
    Report of Independent Auditors on Schedule....................................  S-1
    Schedule II -- Valuation and Qualifying Accounts..............................  S-2

     All other financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are omitted because they are not required under the related instructions, are inapplicable or the required information is included elsewhere in the financial statements.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the foregoing provisions may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Securities Act or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 13, 1996.


                                            DAILEY PETROLEUM SERVICES CORP.

                                            By:  /s/ WILLIAM D. SUTTON
                                            ------------------------------------
                                                     William D. Sutton
                                               Senior Vice President, General
                                                          Counsel
                                                       and Secretary

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                TITLE                    DATE
                  ---------                                -----                    ----
          /s/  J. D. LAWRENCE                  Chairman of the Board          August 13, 1996
- ---------------------------------------------
               J. D. Lawrence

           /s/  JAMES F. FARR                  President and Chief Executive  August 13, 1996
- ---------------------------------------------    Officer and Director
                James F. Farr                    (Principal Executive
                                                 Officer)

         /s/  WILLIAM D. SUTTON                Senior Vice President, General  August 13, 1996
- ---------------------------------------------    Counsel, Secretary and
              William D. Sutton                  Director

          /s/  DAVID T. TIGHE                  Senior Vice President,         August 13, 1996
- ---------------------------------------------    Finance, Chief Financial
               David T. Tighe                    Officer, Treasurer and
                                                 Director (Principal
                                                 Financial Officer and
                                                 Principal Accounting
                                                 Officer)

*By:
- ---------------------------------------------
              William D. Sutton
  (Attorney-in-fact for persons indicated)

                   REPORT OF INDEPENDENT AUDITORS ON SCHEDULE

To the Board of Directors and Stockholders of Dailey Petroleum Services Corp.


     We have audited the consolidated financial statements of Dailey Petroleum Services Corp., a Delaware corporation, (as further discussed in Note 1 to the consolidated financial statements) as of April 30, 1995 and 1996, and for each of the three years in the period ended April 30, 1996, and have issued our report thereon dated June 27, 1996, except as to Notes 1 and 12 as to which the date is August 13, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Houston, Texas

June 27, 1996, except as to Notes 1 and 12


as to which the date is August 13, 1996

                        DAILEY PETROLEUM SERVICES CORP.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                         ADDITIONS
                                                   ---------------------
                                                    CHARGED
                                      BALANCE         TO        CHARGED
                                        AT          COSTS         TO                        BALANCE
                                     BEGINNING       AND         OTHER                     AT END OF
                DESCRIPTION          OF PERIOD     EXPENSES     ACCOUNTS     WRITE-OFFS     PERIOD
          -----------------------    ---------     --------     --------     ---------     ---------
1994      Allowance for Bad Debt     $1,301,000    $184,000         0        $(175,000)    $1,310,000
                                     ==========     =======        ==        =========     ==========
          Inventory Reserve          $  973,000           0         0        $ (21,000)    $  952,000
                                     ==========     =======        ==        =========     ==========
1995      Allowance for Bad Debt     $1,310,000    $321,000         0        $(275,000)    $1,356,000
                                     ==========     =======        ==        =========     ==========
          Inventory Reserve          $  952,000           0         0        $ (60,000)    $  892,000
                                     ==========     =======        ==        =========     ==========
1996      Allowance for Bad Debt     $1,356,000    $256,000         0        $(287,000)    $1,325,000
                                     ==========     =======        ==        =========     ==========
          Inventory Reserve          $  892,000           0         0        $ (88,000)    $  804,000
                                     ==========     =======        ==        =========     ==========

                               INDEX TO EXHIBITS


         *1.1        -- Form of Underwriting Agreement.
         *2.1        -- Plan and Agreement of Merger by and between Dailey Petroleum Services
                        Corp., Dailey Corporation and Dailey Holdings Inc., dated May 31,
                        1996.
         *3.1        -- Restated Certificate of Incorporation of the Company.
         *3.2        -- Restated Bylaws of the Company.
         *4.1        -- Form of Class A Common Stock Certificate.
          4.2        -- See Exhibits 3.1 and 3.2 for provisions of the Restated Certificate of Incorporation and Amended Bylaws of the Company defining the rights of the holders of Common Stock.
         *4.3        -- Second Amended and Restated Loan Agreement by and between Dailey
                        Petroleum Services Corp. and First Interstate Bank of Texas, N.A.,
                        dated December 13, 1995, as amended by First Amendment thereto dated
                        June 5, 1996.
         *4.4        -- Revolving Credit Note in favor of First Interstate Bank of Texas,
                        N.A., dated December 13, 1995.
         *4.5        -- Second Amended and Restated Subordination Agreement by and among
                        Lawrence Industries, Inc., First Interstate Bank of Texas, N.A. and
                        Dailey Petroleum Services Corp., dated December 13, 1995.
         *4.6        -- Second Amended and Restated Commercial Security Agreement by and
                        between First Interstate Bank of Texas, N.A. and Dailey Petroleum
                        Services Corp., dated December 13, 1995.
         *4.7        -- Second Amended Notice of Security Interest in Intellectual Property
                        in Favor of First Interstate Bank of Texas, N.A., dated December 13,
                        1995.
         *4.8        -- Term Note in favor of First Interstate Bank of Texas, N.A., dated
                        December 1, 1993.
         *4.9        -- Intercompany Note with Lawrence dated December 1, 1993.
         *4.10       -- Promissory Note in favor of Dailey Holdings, Inc., dated June 27,
                        1996.
        **5.1        -- Opinion of Fulbright & Jaworski L.L.P.
        *10.1        -- Form of Relationship Agreement by and between the Company and
                        Lawrence Industries, Inc.
        *10.2        -- Form of Office Lease Agreement by and between the Company as lessee and Lawrence International, Inc. as lessor
        *10.3        -- Form of Service Center Lease Agreement by and between the Company as lessee and Lawrence International, Inc. as lessor
        *10.4        -- Form of Registration Rights Agreement by and between the Company and
                        Lawrence
        *10.5        -- Form of Employment Agreement by and between the Company and the named executive officers
        *10.6        -- Dailey Petroleum Services Corp. 1996 Key Employee Stock Plan
        *10.7        -- Dailey Petroleum Services Corp. 1996 Non-Employee Director Stock Plan
        *10.8        -- Second Amended and Restated Loan Agreement by and between Dailey
                        Petroleum Services Corp. and First Interstate Bank of Texas, N.A.,
                        dated December 13, 1995, as amended by the First Amendment dated June
                        5, 1996 (set forth as Exhibit 4.3)
        *10.10       -- Form of Tax Allocation Agreement
        *10.11       -- Form of Indemnification Agreement for directors

        *10.12       -- Form of Indemnification Agreement for executive officers
        *21.1        -- List of subsidiaries of the Company
       **23.1        -- Consent of Ernst & Young LLP
       **23.2        -- Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
        *24.1        -- Powers of Attorney from certain members of the Board of Directors of the Company (contained on page II-5)
        *27.1        -- Financial Data Schedule


- ---------------

 *  Previously filed.

**  Filed herewith.